Exhibit 99.2

Royal Bank of Canada | Second Quarter 2016 Helping clients thrive and communities prosper

Royal Bank of Canada second quarter 2016 results

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted.

TORONTO, May 26, 2016 – Royal Bank of Canada (RY on TSX and NYSE) today reported net income of $2,573 million for the second quarter ended April 30, 2016, up $71 million or 3% from a year ago. Net income was up $179 million or 7%, excluding a specified item(1) in the prior year as noted below. Results reflect strong earnings in Wealth Management, which benefited from the inclusion of City National Bank (City National), record earnings in Personal & Commercial Banking and higher earnings in Insurance. These factors were partially offset by lower results in Capital Markets and Investor & Treasury Services as compared to strong levels last year. Our results also include favourable foreign exchange translation and continuing benefits from our ongoing focus on efficiency management activities. Our total provision for credit losses (PCL) ratio of 0.36% is comprised of PCL on impaired loans ratio of 0.32% and PCL on loans not yet identified as impaired ratio of 0.04%. PCL on impaired loans ratio increased 7 basis points (bps) from the prior year primarily as a result of the sustained low oil price environment.

Compared to last quarter, net income increased $126 million or 5%, mainly reflecting higher earnings in Wealth Management, Insurance, Capital Markets and Personal & Commercial Banking, partially offset by lower earnings in Investor & Treasury Services. This quarter, PCL increased by $50 million ($37 million after-tax) for loans not yet identified as impaired. PCL on impaired loans ratio of 0.32% was relatively flat from last quarter.

Our Basel III Common Equity Tier 1 (CET1) ratio strengthened to 10.3%, up 40 bps from the prior quarter.

“We delivered a solid quarter, with earnings of over $2.5 billion, reflecting underlying strength across our businesses. I’m very pleased with our performance in the first half of the year with earnings of over $5 billion, particularly in the context of a challenging operating environment,” said Dave McKay, RBC President and CEO. “Underpinned by our culture and commitment to putting clients first, RBC continues to be well positioned going forward given the strength of our diversified business model, our prudent risk management and our ability to effectively manage costs.”

Q2 2016 compared to Q2 2015

•	Net income of $2,573 million (up 3% from $2,502 million)
•	Diluted earnings per share (EPS) of $1.66 (down $0.02 from $1.68)
•	Return on common equity (ROE)(2) of 16.2% (down 310 bps from 19.3%)
•	Basel III CET1 ratio of 10.3% (up 30 bps from 10.0%)

YTD 2016 compared to YTD 2015

•	Net income of $5,020 million (up 1% from $4,958 million)
•	Diluted EPS of $3.25 (down $0.08 from $3.33)
•	ROE of 15.8% (down 350 bps from 19.3%)

Excluding specified item(1): Q2 2016 compared to Q2 2015

•	Net income of $2,573 million (up 7% from $2,394 million)
•	Diluted EPS of $1.66 (up $0.05 from $1.61)
•	ROE of 16.2% (down 230 bps from 18.5%)

Excluding specified item(1): YTD 2016 compared to YTD 2015

•	Net income of $5,020 million (up 4% from $4,850 million)
•	Diluted EPS of $3.25 (down $0.01 from $3.26)
•	ROE of 15.8% (down 310 bps from 18.9%)

The specified item from Q2 2015 relates to a gain of $108 million (before- and after-tax) from the wind-up of a U.S.-based subsidiary that resulted in the release of foreign currency translation adjustment that was previously booked in other components of equity.

(1)	These measures are non-GAAP. For further information, including a reconciliation, refer to the Key performance and non-GAAP measures section of this Q2 2016 Report to Shareholders.
(2)	This measure does not have a standardized meaning under GAAP. For further information, refer to the Key performance and non-GAAP measures section of this Q2 2016 Report to Shareholders.

Table of contents

1	Second quarter highlights
2	Management’s Discussion and Analysis
2	Caution regarding forward-looking statements
2	Overview and outlook
2	About Royal Bank of Canada
3	Selected financial and other highlights
4	Economic, market and regulatory review and outlook
6	Key corporate events of 2016
7	Financial performance
7	Overview
11	Business segment results
11	How we measure and report our business segments
11	Key performance and non-GAAP measures
14	Personal & Commercial Banking
16	Wealth Management
17	Insurance
18	Investor & Treasury Services
19	Capital Markets
20	Corporate Support
21	Results by geographic segment
22	Quarterly results and trend analysis
23	Financial condition
23	Condensed balance sheets
24	Off-balance sheet arrangements
26	Risk management
26	Credit risk
33	Market risk
38	Liquidity and funding risk
48	Capital management
53	Additional financial information

53	Accounting and control matters
53	Summary of accounting policies and estimates
53	Changes in accounting policies and disclosures
54	Future changes in regulatory disclosures and guidance
54	Controls and procedures
54	Related party transactions
55	Enhanced Disclosure Task Force recommendations index
56	Interim Condensed Financial Statements (unaudited)
62	Notes to the Interim Condensed Financial Statements (unaudited)
88	Shareholder information

2        Royal Bank of Canada        Second Quarter 2016

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) is provided to enable a reader to assess our results of operations and financial condition for the three and six months periods ended or as at April 30, 2016, compared to the corresponding periods in the prior fiscal year and the three month period ended January 31, 2016. This MD&A should be read in conjunction with our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended April 30, 2016 (Condensed Financial Statements) and related notes and our 2015 Annual Report. This MD&A is dated May 25, 2016. All amounts are in Canadian dollars, unless otherwise specified, and are based on financial statements prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), unless otherwise noted.

Additional information about us, including our 2015 Annual Information Form, is available free of charge on our website at rbc.com/investorrelations, on the Canadian Securities Administrators’ website at sedar.com and on the EDGAR section of the United States (U.S.) Securities and Exchange Commission’s (SEC) website at sec.gov.

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this Q2 2016 Report to Shareholders, in other filings with Canadian regulators or the SEC, in other reports to shareholders and in other communications. Forward-looking statements in this document include, but are not limited to, statements relating to our financial performance objectives, vision and strategic goals, the economic and market review and outlook for Canadian, U.S., European and global economies, the regulatory environment in which we operate, the outlook and priorities for each of our business segments, and the risk environment including our liquidity and funding risk. The forward-looking information contained in this document is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented; as well as our financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, operational, regulatory compliance, strategic, reputation, legal and regulatory environment, competitive and systemic risks and other risks discussed in the Risk management and Overview of other risks sections of our 2015 Annual Report and the Risk management section of this Q2 2016 Report to Shareholders; weak oil and gas prices; the high levels of Canadian household debt; exposure to more volatile sectors, such as lending related to commercial real estate and leveraged financing; cybersecurity; anti-money laundering; the business and economic conditions in Canada, the U.S. and certain other countries in which we operate; the effects of changes in government fiscal, monetary and other policies; tax risk and transparency; and environmental risk.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward-looking statements contained in this Q2 2016 Report to Shareholders are set out in the Overview and outlook section and for each business segment under the heading Outlook and priorities in our 2015 Annual Report, as updated by the Overview and outlook section of this Q2 2016 Report to Shareholders. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk management and Overview of other risks sections of our 2015 Annual Report and the Risk management section of this Q2 2016 Report to Shareholders.

Information contained in or otherwise accessible through the websites mentioned does not form part of this report. All references in this report to websites are inactive textual references and are for your information only.

Overview and outlook

About Royal Bank of Canada

Royal Bank of Canada is Canada’s largest bank, and one of the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management, insurance, investor services and capital markets products and services on a global basis. We have over 80,000 full- and part-time employees who serve more than 16 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 36 other countries. For more information, please visit rbc.com.

Royal Bank of Canada        Second Quarter 2016        3

Selected financial and other highlights

	As at or for the three months ended			As at or for the six months ended
(Millions of Canadian dollars, except per share, number of and percentage amounts)	April 30 2016	January 31 2016	April 30 2015	April 30 2016	April 30 2015
Total revenue	$9,526	$9,359	$8,830	$18,885	$18,474
Provision for credit losses (PCL)	460	410	282	870	552
Insurance policyholder benefits, claims and acquisition expense (PBCAE)	988	829	493	1,817	2,015
Non-interest expense	4,887	4,960	4,736	9,847	9,356
Income before income taxes	3,191	3,160	3,319	6,351	6,551
Net income	$2,573	$2,447	$2,502	$5,020	$4,958
Segments – net income
Personal & Commercial Banking	$1,297	$1,290	$1,200	$2,587	$2,455
Wealth Management	386	303	271	689	501
Insurance	177	131	123	308	308
Investor & Treasury Services	139	143	159	282	301
Capital Markets	583	570	625	1,153	1,219
Corporate Support	(9)	10	124	1	174
Net income	$2,573	$2,447	$2,502	$5,020	$4,958
Selected information
Earnings per share (EPS) – basic	$1.67	$1.59	$1.68	$3.26	$3.34
– diluted	1.66	1.58	1.68	3.25	3.33
Return on common equity (ROE) (1), (2)	16.2%	15.3%	19.3%	15.8%	19.3%
Total PCL as a % of average net loans and acceptances	0.36%	0.31%	0.25%	0.33%	0.24%
PCL on impaired loans as a % of average net loans and acceptances	0.32%	0.31%	0.25%	0.31%	0.24%
Gross impaired loans (GIL) as a % of loans and acceptances (3)	0.71%	0.59%	0.46%	0.71%	0.46%
Liquidity coverage ratio (LCR) (4)	133%	127%	113%	133%	n.a.
Capital ratios, Leverage ratio and multiples
Common Equity Tier 1 (CET1) ratio	10.3%	9.9%	10.0%	10.3%	10.0%
Tier 1 capital ratio	11.9%	11.3%	11.6%	11.9%	11.6%
Total capital ratio	14.0%	13.4%	13.5%	14.0%	13.5%
Leverage ratio	4.2%	4.0%	4.0%	4.2%	4.0%
Selected balance sheet and other information
Total assets	$1,150,357	$1,200,352	$1,032,172	$1,150,357	$1,032,172
Securities	224,371	233,711	222,643	224,371	222,643
Loans (net of allowance for loan losses)	508,194	516,186	448,310	508,194	448,310
Derivative related assets	115,298	132,560	107,004	115,298	107,004
Deposits	741,454	769,568	651,551	741,454	651,551
Common equity	60,825	63,111	51,779	60,825	51,779
Average common equity (1)	62,400	61,450	51,500	61,950	50,350
Total capital risk-weighted assets	437,148	462,449	398,992	437,148	398,992
Assets under management (AUM) (5)	544,900	561,500	486,300	544,900	486,300
Assets under administration (AUA) (5), (6)	4,597,900	4,823,200	4,835,100	4,597,900	4,835,100
Common share information
Shares outstanding (000s) – average basic	1,487,346	1,486,560	1,442,078	1,486,871	1,442,339
– average diluted	1,495,609	1,495,035	1,448,651	1,495,245	1,449,037
– end of period	1,488,219	1,486,631	1,443,102	1,488,219	1,443,102
Dividends declared per common share	$0.81	$0.79	$0.77	$1.60	$1.52
Dividend yield (7)	4.5%	4.4%	4.0%	4.5%	3.9%
Common share price (RY on TSX) (8)	$77.92	$72.55	$80.11	$77.92	$80.11
Market capitalization (TSX) (8)	115,962	107,855	115,607	115,962	115,607
Business information (number of)
Employees (full-time equivalent) (FTE)	76,300	76,380	73,136	76,300	73,136
Bank branches	1,427	1,430	1,361	1,427	1,361
Automated teller machines (ATMs)	4,898	4,900	4,913	4,898	4,913
Period average US$ equivalent of C$1.00 (9)	$0.768	$0.728	$0.806	$0.748	$0.822
Period-end US$ equivalent of C$1.00	$0.797	$0.714	$0.829	$0.797	$0.829
(1)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. This includes ROE and Average common equity. For further details, refer to the Key performance and non-GAAP measures section.
(2)	These measures may not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures disclosed by other financial institutions. For further details, refer to the Key performance and non-GAAP measures section.
(3)	GIL includes $531 million (January 31, 2016 – $636 million) related to the acquired credit impaired (ACI) loans portfolio from our acquisition of City National, with over 80% covered by loss-sharing agreements with the Federal Deposit Insurance Corporation (FDIC). ACI loans added 10 bps to our second quarter 2016 GIL ratio (January 31, 2016 – 9 bps). For further details, refer to Note 2 and 5 of our Condensed Financial Statements.
(4)	LCR is a new regulatory measure under the Basel III Framework, and is calculated using the Liquidity Adequacy Requirements (LAR) guideline. Effective in the second quarter of 2015, LCR was adopted prospectively, and is not applicable for prior periods. For further details, refer to the Liquidity and funding risk section. LCR for Q1 2016 has been revised from the amount previously presented.
(5)	Represents period-end spot balances.
(6)	AUA includes $19.8 billion and $9.9 billion (January 31, 2016 – $20.4 billion and $9.7 billion; April 30, 2015 – $22.5 billion and $7.9 billion) of securitized residential mortgages and credit card loans, respectively.
(7)	Defined as dividends per common share divided by the average of the high and low share price in the relevant period.
(8)	Based on TSX closing market price at period-end.
(9)	Average amounts are calculated using month-end spot rates for the period.
n.a.	not applicable

4        Royal Bank of Canada        Second Quarter 2016

Economic, market and regulatory review and outlook – data as at May 25, 2016

The predictions and forecasts in this section are based on information and assumptions from sources we consider reliable. If this information or these assumptions are not accurate, actual economic outcomes may differ materially from the outlook presented in this section.

Canada

The Canadian economy is expected to grow in the first calendar quarter by an estimated annualized rate of 3.1% led by strong export performance and consumer spending. This was partially attributable to accommodative monetary policy and a weaker Canadian dollar, which has helped the economy compensate for declines in the energy sector. Motor vehicle sales reached record levels, though housing starts began to decline in April after increasing in the first calendar quarter of 2016. In addition, the labour market held steady, while wages continued to rise. The national unemployment rate decreased to 7.1%, compared to 7.2% in January, while Alberta’s unemployment rate decreased to 7.2% in April, compared to 7.4% in January, attributable to a shrinking labour force. In the March 22 budget, the federal government announced new spending measures, including infrastructure investment, which is expected to support economic growth. The recent improvement in oil prices as well as earlier indications of economic strength have provided a lift to the Canadian dollar. On May 25, the Bank of Canada (BoC) maintained its overnight rate at 0.5%, stating that the economy’s structural adjustment to the oil price shock continues. BoC also highlighted the impact of the Alberta wildfires, which will result in a weaker than expected second calendar quarter due to the halt in oil production. The economy is expected to rebound in the third calendar quarter as oil production resumes and reconstruction in Alberta begins.

In May, wildfires resulted in temporary production shutdowns at some oil sands facilities near Fort McMurray, Alberta. While the situation is still evolving, these shutdowns are currently expected to lower annualized GDP growth by one percentage point in the second calendar quarter of 2016. Growth is forecast to rebound in the third calendar quarter when production is expected to return to normal levels. Aside from this temporary setback, we continue to expect strengthening non-energy exports, solid consumer spending, and fiscal stimulus to offset declines in the energy sector. Net exports are expected to continue to increase as U.S. domestic spending picks up and the weak Canadian dollar boosts exporters’ competitiveness. Our 2016 growth forecast of 1.8% is unchanged from February 23, 2016. For the remainder of 2016, we expect fiscal stimulus measures to boost the economy as the energy industry continues to adjust to the lower price of oil. With these factors in consideration, we expect the BoC to maintain its overnight rate at 0.5% through calendar 2016 and begin raising interest rates in the first half of 2017.

U.S.

Growth in the U.S. economy slowed to an estimated annualized rate of 0.5% in the first calendar quarter of 2016 compared to the prior quarter’s growth of 1.4%, due to declining exports, slower growth in consumer spending, and weaker business investment. The strong U.S. dollar and subdued global growth continued to weaken export volumes. However, residential investments continued to improve as household income rose, while a rebound in government spending also helped offset the decline in business investment. The labour market remained stable and the unemployment rate of 5.0% in April was close to full employment. Despite further improvement in the labour market, the U.S. Federal Reserve Bank (Fed) maintained a cautious policy stance in April and held its funds target range at 0.25% to 0.5%.

We expect the U.S. economy to grow at a rate of 2.0% during calendar 2016, which is below our previous estimate of 2.3% as at February 23, 2016. We expect consumer spending to grow as indicators support income growth through higher wages and job creation throughout 2016. We also expect to see a modest rebound in non-energy business investment amid accommodative financial conditions and improving business sentiment.

Europe

The Euro area economy continued its recovery and grew at a rate of 0.5% in the first quarter of 2016, boosted by growing business investment and improving domestic consumption. The March unemployment rate of 10.2% reached its lowest level since August 2011, compared to 10.4% in December 2015. In March, the European Central Bank (ECB) also expanded its Asset Purchase Program, increasing monthly purchases by €20 billion to €80 billion and including non-financial corporate bonds in the program. Previously, only euro-denominated public sector securities, asset-based securities and covered bonds were eligible.

Overall, we expect the Euro area economy to grow at an estimated rate of 1.7% for calendar 2016, unchanged from February 23, 2016, as the economy benefits from the ECB stimulus and further weakening in the euro. However, policymakers remain concerned about low inflation and subdued inflation expectations. In March, the ECB announced that it would lower its deposit rate to (0.4)% from (0.3)%, which is consistent with our estimate in February.

Financial markets

Though markets saw significant fluctuations in the first part of the year, market volatility began to stabilize in the latter half of the quarter. Investor sentiment improved as companies posted higher-than-expected earnings due to the strengthening of oil prices and supportive economic data. In addition, the central banks around the world reaffirmed their commitment to historically low interest rates as a measure to stimulate sluggish growth and low inflation in developed economies. Credit spreads on corporate bonds widened earlier this year due to concerns over slowing global growth and continuing concerns from the energy sector, but corporate spreads have tightened since mid-February. Oil prices continued to recover with crude oil reaching a six-month high of $45 per barrel but prices continue to be lower compared to the same period in 2015. The recent increase in oil prices and strengthening government yields also boosted the Canadian dollar. Non-precious metals prices improved as signs of Chinese steel demand began to stabilize.

The macroeconomic headwinds discussed above, such as depressed oil prices, uncertainty in the Alberta oil sands and slower growth in the global economy may alter our outlook and results for the remainder of fiscal 2016 and future periods as these continuing pressures may lead to higher PCL in our wholesale and retail loan portfolios and impact the general business and economic conditions in the regions we operate.

Royal Bank of Canada        Second Quarter 2016        5

Regulatory environment

We continue to monitor and prepare for regulatory developments in a manner that seeks to ensure compliance with new requirements while mitigating any adverse business or financial impacts. Such impacts could result from new or amended regulations and the expectations of those who enforce them. Significant developments include continuing changes to global and domestic standards for capital and liquidity, over-the-counter (OTC) derivatives reform, initiatives to enhance requirements for institutions deemed systemically important to the financial sector, and changes to resolution regimes addressing bail-in and total loss-absorbing capacity. We also continue to implement rules adopted under the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act), including those related to the Fed’s enhanced prudential standards for bank holding companies and foreign banking organizations (FBO Rule).

Enhanced Prudential Standards for Foreign Banking Organizations

We continue to make progress in bringing our non-branch and non-agency U.S. assets under our U.S. Intermediate Holding Company (IHC) in accordance with the FBO Rule, and in enhancing our existing risk management oversight and governance framework and practices in order to provide the governance and infrastructure needed to implement and support applicable requirements over the next several years. On March 4, 2016, the Fed re-proposed a separate rule to limit credit exposures of large banking organizations (including FBOs and IHCs) to any single counterparty or group or related counterparties, whether because of economic interdependence or control relationships. As proposed, the net credit exposure of our combined U.S. operations (IHC and U.S. branches and agencies) to any unaffiliated counterparty or group of related companies will be limited to 25% of our consolidated Tier I capital ($13 billion using April 30, 2016 as a proxy), 15% of our consolidated Tier I capital for net credit exposures to G-SIBs ($8 billion using April 30, 2016 as a proxy), and 25% of our IHC’s Tier I regulatory capital for net credit exposures of our IHC to any unaffiliated counterparty or group of related companies ($3 billion using March 31, 2016 as a proxy). We expect we will need to modify our existing systems and put in place appropriate monitoring and reporting mechanisms in order to comply with these prescribed limits by the implementation deadline established after final rule issuance. As proposed, compliance will be required to be met daily, with monthly reporting to the Fed evidencing compliance. These impacts are not expected to materially affect our overall results.

Canadian Bail-in Regime

On April 20, 2016, the Government of Canada (GoC) introduced legislation to create a bank recapitalization or “bail-in” regime for the six domestic systemically important banks (D-SIBs). Under the regime, if the Superintendent of Financial Institutions is of the opinion that a D-SIB has ceased or is about to cease to be viable and its viability cannot be restored through the exercise of the Superintendent’s powers, the GoC can, among other things, appoint the Canada Deposit Insurance Corporation (CDIC) as receiver of the bank and direct CDIC to convert certain shares and liabilities of the bank into common shares of the bank or any of its affiliates. The shares and liabilities that will be subject to the conversion, as well as the terms and conditions of conversion, are to be prescribed by regulations to be made at a future date. The legislation also provides that the Superintendent will require such designated D-SIBs to maintain a minimum capacity to absorb losses. Higher Loss Absorbency requirements would apply to ensure affected banks maintain sufficient capital to absorb the proposed conversions. The legislation may be amended prior to being approved by Parliament. While the specific parameters around conversion and loss-absorbency are not yet known, RBC expects these changes may increase our cost of long-term unsecured funding. However, these changes are not expected to materially impact our overall results.

Uniform Fiduciary Standards

On April 6, 2016, the U.S. Department of Labor issued a final rule establishing a uniform fiduciary standard for providers of investment advice and related services in connection with U.S. retirement plans and holders of individual retirement accounts. As expected, the rule, which will be effective April 10, 2017, will impose new regulatory requirements and costs on our U.S. Wealth Management brokers and investment advisors who provide individualized investment advice according to a “suitability” standard rather than a fiduciary standard. On April 28, 2016, the Canadian Securities Administrators proposed their own version of a regulatory “best interest standard” intended to replace the current requirement for registered advisors, dealers and representatives to deal “fairly, honestly, and in good faith” with their clients. Similar standards have been proposed or finalized in jurisdictions, such as the UK and Australia. While impacts of these delays are not expected to materially affect our overall results, they could require some modifications to our current Wealth Management business practices and the practices of similarly affected organizations.

Regulation of Asset Management Activities

The Financial Stability Board (FSB) and the International Organization of Securities Commissions (IOSCO) have committed to developing policy recommendations by the end of 2016 addressing structural vulnerabilities from asset management activities, to be delivered to G20 leaders in time for their September 2016 summit. Other jurisdictions, including the U.S. and U.K., are conducting similar analysis focused on the potential risks asset management activities may pose to financial stability. We expect these efforts could result in new regulations impacting our Canadian and International mutual funds in areas such as liquidity management, enhanced reporting to regulators, and additional disclosures to investors.

Global OTC Derivatives Reforms

Joint guidelines issued by the BCBS (Basel Committee on Banking Supervision) and the IOSCO in September 2013 include a requirement for mandatory exchange of initial and variation margin (i.e. margin held as collateral to protect against potential counterparty default) on bilateral OTC derivatives. On February 29, 2016, the Office of the Superintendent of Financial Institutions

6        Royal Bank of Canada        Second Quarter 2016

(OSFI) issued domestic rules implementing the joint BCBS/IOSCO guidelines, with compliance required by September 1, 2016. These new requirements represent a fundamental change in how non-centrally cleared OTC derivatives are traded and require all in-scope counterparties to be documented before the deadline. The amount of initial margin required may increase if banks are not able to rely on internal models-based approaches and instead must use standardized (less risk-sensitive) approaches.

On April 13, 2016, the SEC adopted final rules requiring securities-based swap dealers (SBSDs) to establish a supervisory regime for their securities-based swaps activities, including designating a Chief Compliance Officer. The final rule also requires SBSDs to disclose risks, conflicts, and other material information about a swap to a counterparty, and ensure any recommendations made to a counterparty are suitable. The U.S. Commodity Futures Trading Commission (CFTC) is expected to issue a final rule in 2016 establishing margin requirements for uncleared cross-border swaps (to the extent not already covered by its previously adopted uncleared swaps rules), a rule on capital requirements for swap dealers by mid-2016 and final rules on algorithmic trading by the end of 2016. The CFTC is also considering the adoption of final rules that would impose limits on the size of positions that may be entered into in certain derivatives contracts.

Regulatory capital and related requirements

On April 29, 2016, the Office of the Superintendent of Financial Institutions (OSFI) released proposed updates to the regulatory capital requirements for loans secured by residential real estate. These updates will ensure that capital requirements remain prudent in periods where housing prices are high relative to household income and introduces a risk-sensitive floor on internal ratings-based capital requirements to take into account periods where the value of properties pledged as collateral becomes less certain.

On April 6, 2016, the BCBS released some proposed revisions to the design and calibration of the leverage ratio. This included the adoption of a modified version of the standardized approach for measuring counterparty credit risk exposures (SA-CCR) to determine derivative exposures, alignment of the credit conversion factors for off-balance sheet items with those proposed for the revised standardized approach to credit risk under the Basel III risk-based framework, and additional requirements intended to align the unsettled trade exposures for entities under settlement-date accounting and trade-date accounting.

On March 24, 2016, BCBS proposed new measures to reduce the complexity of the current Basel III internal-ratings-based regulatory capital framework and improve comparability across institutions and jurisdictions, as well as address excess variability in certain capital requirements, particularly in areas with unreliable estimates.

On March 4, 2016, the BCBS proposed a revised Basel III operational risk capital framework, the Standardized Measurement Approach (SMA), to provide simplicity, comparability, and risk sensitivity to the current framework. The SMA is intended to simplify the framework by replacing three existing standardized approaches, as well as the Advanced Measurement Approach. The BCBS expects this proposal to have a relatively neutral impact on capital for most banks.

These papers were published on a consultative basis in order to obtain feedback and comments from various stakeholders. As such, the revisions proposed within the above documents are not yet final. We continue to monitor regulatory developments published by the BCBS and OSFI as they arise.

For a discussion on risk factors resulting from these and other regulatory developments which may affect our business and financial results, refer to the Risk management – Top and emerging risks and Legal and regulatory environmental risk sections of our 2015 Annual Report. For further details on our framework and activities to manage risks, refer to the Risk management and Capital management sections of our 2015 Annual Report and the Risk management and Capital management sections of this Q2 2016 Report to Shareholders.

Key corporate events of 2016

RBC General Insurance Company

On January 21, 2016, we announced that we have signed a 15-year strategic agreement with Aviva Canada Inc. In addition, Aviva Canada will purchase RBC General Insurance Company for $582 million, subject to closing adjustments. The transaction is expected to close in our third quarter of 2016 subject to customary closing conditions, including receipt of required regulatory approvals. A net after-tax gain on the transaction is currently estimated at $200 million. For further details, refer to Note 6 of our Condensed Financial Statements.

Certain Caribbean Wealth Management businesses

On November 4, 2015, we entered into a purchase and sale agreement to sell our trust, custody and fund administration businesses in the Caribbean to SMP Partners Group, subject to customary closing conditions and regulatory approvals. The transaction is expected to close in the latter half of calendar 2016. For further details, refer to Note 6 of our Condensed Financial Statements.

City National Corporation

On November 2, 2015, we completed the acquisition of City National Corporation (City National), the holding company for City National Bank. Total consideration of $7.1 billion (US$5.5 billion) was paid with $3.4 billion (US$2.6 billion) in cash, 41.6 million RBC common shares, and $360 million (US$275 million) of RBC first preferred shares. City National has been combined with the U.S. Wealth Management business within our Wealth Management segment. For further details, refer to Note 6 of our Condensed Financial Statements.

Royal Bank of Canada        Second Quarter 2016        7

Financial performance

Overview

Q2 2016 vs. Q2 2015

Net income of $2,573 million was up $71 million or 3%. Diluted earnings per share (EPS) of $1.66 was down $0.02 and return on common equity (ROE) of 16.2% was down 310 bps from 19.3% last year. Both our diluted EPS and ROE were impacted by our acquisition of City National due to the issuance of RBC common shares as noted above. Our Common Equity Tier 1 (CET1) ratio was 10.3%.

Excluding the prior year gain of $108 million (before- and after-tax) which was identified as a specified item and is described below, net income was up $179 million or 7% from last year, and diluted EPS of $1.66 was up $0.05. Our results reflected higher earnings in Wealth Management, Personal & Commercial Banking and Insurance. These factors were partially offset by lower earnings in Capital Markets and Investor & Treasury Services. Our results also included an increase due to foreign exchange translation.

Wealth Management earnings increased, primarily reflecting the inclusion of our acquisition of City National, which contributed $66 million to net income (see Wealth Management segment discussion on pages 16-17 for further details). Benefits from our efficiency management activities, lower PCL and lower restructuring costs related to our International Wealth Management business also contributed to the increase. These factors were partially offset by lower transaction volumes reflecting decreased client activity.

Personal & Commercial Banking earnings increased, mainly reflecting solid volume growth, the positive impact of one additional day in the current quarter and fee-based revenue growth in Canada, as well as higher earnings in the Caribbean. These factors were partially offset by higher PCL in Canada. In addition, the prior year included a loss of $23 million (before- and after-tax) related to the sale of RBC Royal Bank (Suriname) N.V. (RBC Suriname).

Insurance results increased mainly reflecting the favourable impact of investment-related gains on the Canadian Life business and lower net claims costs in both Canadian and International Insurance.

Capital Markets earnings decreased mainly due to lower results in our Global Markets and Corporate and Investment Banking businesses driven by lower client activity, and higher PCL. These factors were partly offset by lower variable compensation, lower taxes and an increase due to foreign exchange translation.

Investor & Treasury Services earnings decreased, largely due to increased investment in technology and lower earnings from foreign exchange market execution reflecting a decrease in client activity. These factors were partially offset by higher earnings on growth in client deposits and higher client deposit spreads, and an increase due to foreign exchange translation.

For further details on our business segment results and CET1 ratio, refer to the Business segment results and Capital management sections, respectively.

Q2 2016 vs. Q1 2016

Net income increased $126 million or 5% from the prior quarter. Diluted EPS was up $0.08 and ROE was up 90 bps from 15.3% last quarter.

Our results increased mainly due to higher earnings in Wealth Management driven by benefits from our efficiency management activities, lower variable compensation and higher earnings in City National due to loan growth and lower acquisition and integration costs. A tax recovery from a prior year tax loss and lower net claims costs in Insurance, growth in debt and equity origination and higher loan syndication activity in Capital Markets, and lower staff costs and higher spreads in Canadian Banking also contributed to the increase. These factors were partially offset by a lower impact from foreign exchange translation, a $50 million ($37 million after-tax) increase in the provision for credit losses for loans not yet identified as impaired, the impact of seasonal factors including fewer days in the quarter, and lower funding and liquidity revenue resulting from lower market volatility in Investor & Treasury Services.

Q2 2016 vs. Q2 2015 (Six months ended)

Net income of $5,020 million increased $62 million or 1% from a year ago. Six month diluted EPS of $3.25 was down $0.08 and ROE of 15.8% was down 350 bps. Both our diluted EPS and ROE were impacted by our acquisition of City National due to the issuance of RBC common shares as noted above.

Excluding the prior year specified item described below, net income was up $170 million or 4% from the prior year, and diluted EPS was down $0.01. Our results increased mainly reflecting higher earnings in Wealth Management and Personal & Commercial Banking, partially offset by lower earnings in Capital Markets and Investor & Treasury Services. Our results also included an increase due to foreign exchange translation.

Wealth Management earnings increased primarily reflecting the inclusion of our acquisition of City National, which contributed $119 million to net income. Lower restructuring costs, benefits from our efficiency management activities, and lower PCL also contributed to the increase. These factors were partially offset by lower transaction volumes and lower earnings on average fee-based client assets.

Personal & Commercial Banking earnings increased mainly reflecting solid volume growth across most businesses and fee-based revenue growth in Canada, as well as higher earnings in the Caribbean. These factors were partially offset by higher PCL in Canada, lower spreads and higher costs in support of business growth. In addition, the prior year included a loss related to the sale of RBC Suriname as noted above.

Insurance earnings were flat, as the favourable impact of investment-related gains on the Canadian Life business and new business volumes were offset by lower earnings from new U.K. annuity contracts and unfavourable life policyholder behaviour.

Capital Markets earnings decreased, mainly due to lower results in our Global Markets and Corporate and Investment Banking businesses reflecting lower client activity, and higher PCL. These factors were partly offset by lower variable compensation, a lower effective tax rate, an increase due to foreign exchange translation and lower litigation provisions and related legal costs.

Investor & Treasury Services earnings decreased, largely due to increased investment in technology and lower revenue from foreign exchange market execution resulting from lower client activity. These factors were partially offset by increased earnings on growth in client deposits and higher client deposit spreads, and an increase due to foreign exchange translation.

8        Royal Bank of Canada        Second Quarter 2016

Specified item – for the three and six months ended April 30, 2015

For the three and six months ended April 30, 2015, our results were impacted by a gain of $108 million (before- and after-tax) from the wind-up of a U.S.-based subsidiary that resulted in the release of foreign currency translation adjustment (CTA) that was previously booked in other components of equity (OCE), which was recorded in Corporate Support in the second quarter of 2015. Results excluding this specified item are non-GAAP measures. For further details, refer to the Key performance and non-GAAP measures section.

Impact of foreign currency translation

Our foreign currency-denominated results are impacted by exchange rate fluctuations. Revenue, PCL, insurance policyholder benefits, claims and acquisition expense (PBCAE), non-interest expense and net income denominated in foreign currency are translated at the average rate of exchange for the period.

The following table reflects the estimated impact of foreign exchange translation on key income statement items:

	For the three months ended		For the six months ended
(Millions of Canadian dollars, except per share amounts)	Q2 2016 vs. Q2 2015	Q2 2016 vs. Q1 2016	Q2 2016 vs. Q2 2015
Increase (decrease):
Total revenue	$108	$(202)	$422
PCL	6	(8)	18
PBCAE	–	(23)	27
Non-interest expense	59	(120)	243
Income taxes	11	(13)	42
Net income	32	(38)	92
Impact on EPS
Basic	$0.02	$ (0.03)	$0.06
Diluted	0.02	(0.03)	0.06

The relevant average exchange rates that impact our business are shown in the following table:

	For the three months ended			For the six months ended
(Average foreign currency equivalent of C$1.00) (1)	April 30 2016	January 31 2016	April 30 2015	April 30 2016	April 30 2015
U.S. dollar	0.768	0.728	0.806	0.748	0.822
British pound	0.537	0.496	0.530	0.516	0.537
Euro	0.684	0.677	0.729	0.680	0.716

(1)	Average amounts are calculated using month-end spot rates for the period.

Total revenue

	For the three months ended			For the six months ended
(Millions of Canadian dollars, except percentage amounts)	April 30 2016	January 31 2016	April 30 2015	April 30 2016	April 30 2015
Interest income	$6,001	$6,056	$5,557	$12,057	$11,259
Interest expense	1,976	1,860	2,000	3,836	4,071
Net interest income	$4,025	$4,196	$3,557	$8,221	$7,188
Net interest margin (on average earning assets) (1)	1.70%	1.71%	1.71%	1.71%	1.72%
Investments (2)	$2,086	$2,140	$2,020	$4,226	$4,007
Insurance (3)	1,351	1,159	806	2,510	2,698
Trading	181	90	359	271	699
Banking (4)	1,344	1,092	1,195	2,436	2,190
Underwriting and other advisory	469	374	559	843	1,004
Other (5)	70	308	334	378	688
Non-interest income	$5,501	$5,163	$5,273	$10,664	$11,286
Total revenue	$9,526	$9,359	$8,830	$18,885	$18,474
Additional information
Total trading revenue
Net interest income	$597	$638	$595	$1,235	$1,135
Non-interest income	181	90	359	271	699
Total trading revenue	$778	$728	$954	$1,506	$1,834

(1)	Net interest margin (on average earning assets) is calculated as net interest income divided by average earning assets.
(2)	Includes securities brokerage commissions, investment management and custodial fees, and mutual fund revenue.
(3)	Includes premiums and investment and fee income. Investment income includes the change in fair value of investments backing policyholder liabilities and is largely offset in PBCAE.
(4)	Includes service charges, foreign exchange revenue other than trading, card service revenue and credit fees.
(5)	Includes other non-interest income, net gain (loss) on available-for-sale (AFS) securities and share of profit in joint ventures and associates.

Royal Bank of Canada        Second Quarter 2016        9

Q2 2016 vs. Q2 2015

Total revenue increased $696 million or 8% from last year. Excluding the prior year gain related to the release of CTA as noted above, total revenue increased $804 million or 9% which includes the positive change in fair value of investments backing our policyholder liabilities of $525 million which was largely offset in PBCAE, and an increase due to foreign exchange translation this quarter, which increased our total revenue by $108 million.

Net interest income increased $468 million or 13%, mainly due to the inclusion of our acquisition of City National, solid volume growth across most of our businesses in Canadian Banking, and an increase due to foreign exchange translation.

Net interest margin was down 1 bp compared to last year, largely due to the continued low interest rate environment. The prior year included an unfavourable cumulative accounting adjustment.

Investments revenue increased $66 million or 3%, mainly due to the inclusion of our acquisition of City National and growth in average fee-based client assets, and an increase due to foreign exchange translation. These were partially offset by lower transaction volumes in Wealth Management, reflecting reduced client activity.

Insurance revenue increased $545 million or 68%, mainly reflecting the positive change in fair value of investments backing our policyholder liabilities of $525 million which was largely offset in PBCAE.

Trading revenue in Non-interest income decreased $178 million or 50%. Total trading revenue of $778 million, which comprises trading-related revenue recorded in Net interest income and Non-interest income, was down $176 million or 18%, due to lower equity trading revenue as compared to the strong levels last year and lower fixed income trading revenue. These factors were partially offset by an increase due to foreign exchange translation.

Banking revenue increased $149 million or 12%, mainly due to the change in fair value of certain available-for-sale (AFS) securities used for funding activities which is offset in Other revenue, as well as increased service fee revenue.

Underwriting and other advisory revenue decreased $90 million or 16%, largely reflecting lower equity and debt origination mainly in the U.S., and lower loan syndication revenue due to lower client activity. These factors were partially offset by higher client M&A activity in Canada, the U.S. and Europe, as well as an increase due to foreign exchange translation.

Other revenue decreased $264 million or 79% from last year mainly due to the change in fair value of certain derivatives used to economically hedge our funding activities noted above. In addition, the prior year included a gain related to the release of CTA as noted above.

Q2 2016 vs. Q1 2016

Total revenue increased $167 million or 2% from the prior quarter, primarily due to the positive change in fair value of investments backing our policyholder liabilities, which was largely offset in PBCAE. Higher debt and equity origination, and increased loan syndication also contributed to the increase. These factors were partially offset by a lower impact from foreign exchange translation and the negative impact of seasonal factors, including fewer days in the current quarter.

Q2 2016 vs. Q2 2015 (Six months ended)

Total revenue increased $411 million or 2%. Excluding the specified item last year noted above, total revenue increased $519 million or 3%, primarily reflecting an increase due to foreign exchange translation of $422 million. The inclusion of our acquisition of City National, as well as solid volume and fee-based revenue growth across most businesses in Canadian Banking also contributed to the increase. These factors were partially offset by lower equity and fixed income trading revenue, and lower debt and equity origination activity largely in the U.S., the negative change in fair value of investments backing our policyholder liabilities, largely offset in PBCAE, lower transaction volumes in Wealth Management reflecting reduced client activity and lower earnings on average fee-based client assets due to unfavourable market conditions.

Revenue excluding the prior year specified item noted above is a non-GAAP measure. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.

Provision for credit losses (PCL)

Q2 2016 vs. Q2 2015

Total PCL increased $178 million or 63%, and the total PCL ratio of 36 bps deteriorated 11 bps from a year ago, mainly due to higher provisions in Capital Markets largely due to the sustained low oil price environment, higher provisions in Canadian Banking, and a $50 million ($37 million after-tax) increase in PCL for loans not yet identified as impaired reflecting volume growth and ongoing economic uncertainty. These factors were partially offset by lower provisions in Wealth Management. Total PCL ratio of 36 bps is comprised of PCL ratio on impaired loans of 32 bps and PCL ratio on loans not yet identified as impaired of 4 bps.

Q2 2016 vs. Q1 2016

Total PCL increased $50 million or 12%, and the total PCL ratio of 36 bps deteriorated 5 bps from the prior quarter, due to the increase in PCL for loans not yet identified as impaired as noted above.

Q2 2016 vs. Q2 2015 (Six months ended)

Total PCL increased $318 million or 58%, and the PCL ratio of 33 bps, deteriorated 9 bps from the prior year, mainly due to higher provisions in Capital Markets reflecting the sustained low oil price environment, higher provisions in Canadian Banking, and the increase in PCL for loans not yet identified as impaired as noted above. These factors were partially offset by lower provisions in Wealth Management.

For further details on PCL, refer to Credit quality performance in the Credit Risk section.

Insurance policyholder benefits, claims and acquisition expense

Q2 2016 vs. Q2 2015

PBCAE increased $495 million or 100% from a year ago, mainly due to the change in fair value of investments backing our policyholder liabilities, which was largely offset in revenue.

10        Royal Bank of Canada        Second Quarter 2016

Q2 2016 vs. Q1 2016

PBCAE increased $159 million or 19% from the prior quarter, mainly due to the change in fair value of investments backing our policyholder liabilities, largely offset in revenue.

Q2 2016 vs. Q2 2015 (Six months ended)

PBCAE decreased $198 million or 10% from the prior year, mainly due to the change in fair value of investments backing our policyholder liabilities, largely offset in revenue.

Non-interest expense

	For the three months ended			For the six months ended
(Millions of Canadian dollars, except percentage amounts)	April 30 2016	January 31 2016	April 30 2015	April 30 2016	April 30 2015
Salaries	$1,445	$1,492	$1,273	$2,937	$2,540
Variable compensation	1,046	1,074	1,264	2,120	2,445
Benefits and retention compensation	430	464	421	894	853
Share-based compensation	93	46	38	139	173
Human resources	$3,014	$3,076	$2,996	$6,090	$6,011
Equipment	358	356	311	714	608
Occupancy	382	393	356	775	691
Communications	224	203	224	427	422
Professional fees	247	240	204	487	402
Amortization of other intangibles	229	234	178	463	352
Other	433	458	467	891	870
Non-interest expense	$4,887	$4,960	$4,736	$9,847	$9,356
Efficiency ratio (1)	51.3%	53.0%	53.6%	52.1%	50.6%

(1)	Efficiency ratio is calculated as non-interest expense divided by total revenue.

Q2 2016 vs. Q2 2015

Non-interest expense increased $151 million or 3%, largely due to the inclusion of City National, which increased non-interest expense $392 million, and included $48 million related to the amortization of intangibles, and $21 million related to integration costs. An increase due to the impact of foreign exchange translation of $59 million, and higher costs in support of business growth also contributed to the increase. These factors were partially offset by lower variable compensation in Capital Markets and Wealth Management, and continuing benefits from our efficiency management activities. The prior year included a loss of $23 million related to the sale of RBC Suriname.

Our efficiency ratio of 51.3% decreased 230 bps from 53.6% last year. Excluding the gain of $108 million related to the release of CTA which favourably impacted revenue last year, our efficiency ratio decreased 300 bps from last year, mainly due to the positive change in fair value of investments backing our policyholder liabilities, which was largely offset in PBCAE, and continuing benefits from our efficiency management activities. These factors were partially offset by the inclusion of our acquisition of City National.

Q2 2016 vs. Q1 2016

Non-interest expense decreased $73 million or 1%, primarily reflecting a decrease of $120 million due to a lower impact from foreign exchange translation, the negative impact of seasonal factors including fewer days in the current quarter, and lower staff costs largely in Canadian Banking. These factors were partially offset by the change in fair value of our U.S. share-based compensation plan, and higher litigation and related legal costs in Capital Markets.

Our efficiency ratio of 51.3% decreased 170 bps from 53.0% last quarter, mainly due to the positive change in fair value of investments backing our policyholder liabilities, which was largely offset in PBCAE.

Q2 2016 vs. Q2 2015 (Six months ended)

Non-interest expense increased $491 million or 5% mainly due to the inclusion of City National, which increased non-interest expense $799 million, an increase due to foreign exchange translation of $243 million, and higher costs in support of business growth. These factors were partially offset by lower variable compensation in Capital Markets and Wealth Management, continuing benefits from our efficiency management activities, lower restructuring costs related to our International Wealth Management business, and lower litigation provisions and related legal costs in Capital Markets.

Our efficiency ratio of 52.1% increased 150 bps from 50.6% last year. Excluding the specified item in the prior year noted above, our efficiency ratio increased 120 bps from last year mainly due to the negative change in fair value of investments backing our policyholder liabilities, which was largely offset in PBCAE, and the inclusion of our acquisition of City National. These factors were partially offset by continuing benefits from our efficiency management activities.

The efficiency ratio excluding the specified item noted above is a non-GAAP measure. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.

Royal Bank of Canada        Second Quarter 2016        11

Income taxes

	For the three months ended			For the six months ended
(Millions of Canadian dollars, except percentage amounts)	April 30 2016	January 31 2016	April 30 2015	April 30 2016	April 30 2015
Income taxes	$618	$713	$817	$1,331	$1,593
Income before income taxes	$3,191	$3,160	$3,319	$6,351	$6,551
Canadian statutory income tax rate (1)	26.5%	26.5%	26.3%	26.5%	26.3%
Lower average tax rate applicable to subsidiaries	(2.3)%	(1.5)%	(0.3)%	(1.9)%	(0.9)%
Tax-exempt income from securities	(3.9)%	(4.0)%	(2.7)%	(3.9)%	(2.7)%
Tax rate change	–%	–%	0.6%	–%	0.3%
Effect of previously unrecognized tax loss, tax credit or temporary differences	(0.8)%	–%	–%	(0.4)%	–%
Other	(0.1)%	1.6%	0.7%	0.7%	1.3%
Effective income tax rate	19.4%	22.6%	24.6%	21.0%	24.3%

(1)	Blended Federal and Provincial statutory income tax rate

Q2 2016 vs. Q2 2015

Income tax expense decreased $199 million or 24% from last year, and the effective income tax rate of 19.4% decreased 520 bps mainly due to favourable tax adjustments and higher tax-exempt income in the current quarter.

Q2 2016 vs. Q1 2016

Income tax expense decreased $95 million or 13% from last quarter, despite higher income before income taxes. In addition, the effective income tax rate of 19.4% decreased 320 bps from 22.6% in the last quarter, mainly due to favourable tax adjustments in the current quarter.

Q2 2016 vs. Q2 2015 (Six months ended)

Income tax expense decreased $262 million or 16% from the prior year, and the effective income tax rate of 21.0% decreased 330 bps due to favourable tax adjustments and higher tax-exempt income in the current year.

Business segment results

How we measure and report our business segments

The key methodologies and assumptions used in our management reporting framework are periodically reviewed by management to ensure they remain valid and remain largely unchanged from October 31, 2015. Effective the first quarter of 2016, we increased our capital attribution rate to our business segments to better align with higher regulatory capital requirements. For further details on attributed capital, refer to Capital Management section.

For further details on our key methodologies and assumptions used in our management reporting framework, refer to the How we measure and report our business segments section of our 2015 Annual Report.

Key performance and non-GAAP measures

Performance measures

Return on common equity (ROE)

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics, such as net income and ROE. We use ROE, at both the consolidated and business segment levels, as a measure of return on total capital invested in our business. Management views the business segment ROE measure as a useful measure for supporting investment and resource allocation decisions because it adjusts for certain items that may affect comparability between business segments and certain competitors. For further details, refer to the Key performance and non-GAAP measures section of our 2015 Annual Report.

12        Royal Bank of Canada        Second Quarter 2016

The following table provides a summary of our ROE calculations:

	For the three months ended
	April 30 2016							January 31 2016	April 30 2015
(Millions of Canadian dollars, except percentage amounts)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Corporate Support	Total	Total	Total
Net income available to common shareholders	$1,271	$371	$175	$135	$561	$(27)	$2,486	$2,366	$2,426
Total average common equity (1), (2)	18,600	13,000	1,600	3,350	18,850	7,000	62,400	61,450	51,500
ROE (3)	27.8%	11.6%	44.3%	16.5%	12.1%	n.m.	16.2%	15.3%	19.3%

	For the six months ended
	April 30 2016							April 30 2015
(Millions of Canadian dollars, except percentage amounts)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Corporate Support	Total	Total
Net income available to common shareholders	$2,541	$661	$304	$275	$1,114	$(43)	$4,852	$4,820
Total average common equity (1), (2)	18,700	13,000	1,600	3,400	18,400	6,850	61,950	50,350
ROE (3)	27.3%	10.2%	38.3%	16.2%	12.2%	n.m.	15.8%	19.3%

(1)	Average common equity represents rounded figures.
(2)	The amounts for the segments are referred to as attributed capital. Effective the first quarter of 2016, we increased our capital attribution rate to better align with higher regulatory capital requirements.
(3)	ROE is based on actual balances of average common equity before rounding.
n.m.	not meaningful

Non-GAAP measures

We believe that certain non-GAAP measures described below are more reflective of our ongoing operating results, and provide readers with a better understanding of management’s perspective on our performance. These measures enhance the comparability of our financial performance for the three and six months ended April 30, 2016 with the corresponding periods in the prior year and the three months ended January 31, 2016 as well as, in the case of economic profit, measure relative contribution to shareholder value. Non-GAAP measures do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

The following discussion describes the non-GAAP measures we use in evaluating our operating results.

Economic profit

Economic profit is net income excluding the after-tax effect of amortization of other intangibles less a capital charge for use of attributed capital. It measures the return generated by our businesses in excess of our cost of capital, thus enabling users to identify relative contributions to shareholder value.

The capital charge includes a charge for common equity and preferred shares. For 2016, our cost of capital remains unchanged at 9.0%.

The following table provides a summary of our Economic profit:

	For the three months ended
	April 30 2016							January 31 2016	April 30 2015
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Corporate Support	Total	Total	Total
Net income	$1,297	$386	$177	$139	$583	$(9)	$2,573	$2,447	$2,502
add: Non-controlling interests	(4)	–	–	–	–	(9)	(13)	(21)	(29)
After-tax effect of amortization of other intangibles	2	45	–	4	–	1	52	56	30
Intangibles write-down	–	–	–	–	–	–	–	–	4
Adjusted net income (loss)	$1,295	$431	$177	$143	$583	$(17)	$2,612	$2,482	$2,507
less: Capital charge	433	302	38	77	441	164	1,455	1,451	1,176
Economic profit (loss)	$862	$129	$139	$66	$142	$(181)	$1,157	$1,031	$1,331

Royal Bank of Canada        Second Quarter 2016        13

	For the six months ended
	April 30 2016							April 30 2015
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Corporate Support	Total	Total
Net income	$2,587	$689	$308	$282	$1,153	$1	$5,020	$4,958
add: Non-controlling interests	(6)	–	–	–	–	(28)	(34)	(51)
After-tax effect of amortization of other intangibles	5	94	–	7	–	2	108	60
Intangibles write-down	–	–	–	–	–	–	–	4
Adjusted net income (loss)	$2,586	$783	$308	$289	$1,153	$(25)	$5,094	$4,971
less: Capital charge	876	610	75	159	863	323	2,906	2,333
Economic profit (loss)	$1,710	$173	$233	$130	$290	$(348)	$2,188	$2,638

Results excluding specified items

There were no specified items in the current period or the three months ended January 31, 2016. Our results for the three and six months ended April 30, 2015 were impacted by the following specified item:

•	A gain of $108 million (before- and after-tax) from the wind-up of a U.S.-based subsidiary that resulted in the release of foreign currency translation adjustment (CTA) that was previously booked in other components of equity (OCE), which was recorded in Corporate Support.

The following table provides calculations of our consolidated results and measures excluding this specified item:

Consolidated

	For the three months ended (1)			For the six months ended (1)
	April 30 2015			April 30 2015
	Items excluded			Items excluded
(Millions of Canadian dollars, except per share and percentage amounts)	As reported	Release of CTA	Adjusted	As reported	Release of CTA	Adjusted
Continuing operations
Total revenue	$8,830	$(108)	$8,722	$18,474	$(108)	$18,366
PCL	282	–	282	552	–	552
PBCAE	493	–	493	2,015	–	2,015
Non-interest expense	4,736	–	4,736	9,356	–	9,356
Net income before income taxes	$3,319	$(108)	$3,211	$6,551	$(108)	$6,443
Income taxes	817	–	817	1,593	–	1,593
Net income	$2,502	$(108)	$2,394	$4,958	$(108)	$4,850
Net income available to common shareholders	$2,426	$(108)	$2,318	$4,820	$(108)	$4,712
Average number of common shares (thousands)	1,442,078		1,442,078	1,442,339		1,442,339
Basic earnings per share (in dollars)	$1.68	$(0.07)	$1.61	$3.34	$(0.07)	$3.27
Average number of diluted common shares (thousands)	1,448,651		1,448,651	1,449,037		1,449,037
Diluted earnings per share (in dollars)	$1.68	$(0.07)	$1.61	$3.33	$(0.07)	$3.26
Average common equity	$51,500		$51,500	$50,350		$50,350
ROE (2)	19.3%		18.5%	19.3%		18.9%
Efficiency ratio	53.6%		54.3%	50.6%		50.9%
Effective tax rate	24.6%		25.4%	24.3%		24.7%

(1)	There were no specified items for the three months ended April 30, 2016 or January 31, 2016 or for the six months ended April 30, 2016.
(2)	ROE is based on actual balances of average common equity before rounding.

14        Royal Bank of Canada        Second Quarter 2016

Personal & Commercial Banking

	As at or for the three months ended			As at or for the six months ended
(Millions of Canadian dollars, except number of and percentage amounts and as otherwise noted)	April 30 2016	January 31 2016	April 30 2015	April 30 2016	April 30 2015
Net interest income	$2,527	$2,572	$2,399	$5,099	$4,892
Non-interest income	1,107	1,111	1,073	2,218	2,146
Total revenue	3,634	3,683	3,472	7,317	7,038
PCL	279	284	235	563	487
Non-interest expense	1,614	1,676	1,618	3,290	3,246
Income before income taxes	1,741	1,723	1,619	3,464	3,305
Net income	$1,297	$1,290	$1,200	$2,587	$2,455
Revenue by business
Canadian Banking	$3,380	$3,422	$3,244	$6,802	$6,580
Caribbean & U.S. Banking	254	261	228	515	458
Selected balances and other information
ROE	27.8%	26.9%	29.7%	27.3%	30.3%
Net interest margin (NIM) (1)	2.69%	2.68%	2.70%	2.68%	2.71%
Efficiency ratio (2)	44.4%	45.5%	46.6%	45.0%	46.1%
Operating leverage	4.9%	0.4%	2.1%	2.6%	4.7%
Operating leverage adjusted (3)	n.a.	n.a.	n.a.	n.a.	1.6%
Effective income tax rate	25.5%	25.1%	25.9%	25.3%	25.7%
Average total earning assets	$382,200	$382,300	$365,100	$382,300	$363,700
Average loans and acceptances	380,600	380,300	363,800	380,500	362,600
Average deposits	314,600	314,600	294,400	314,600	294,100
AUA (4)	228,000	222,000	226,700	228,000	226,700
PCL on impaired loans as a % of average net loans and acceptances	0.30%	0.30%	0.26%	0.30%	0.27%

(1)	NIM is calculated as Net interest income divided by Average total earning assets.
(2)	Efficiency ratio is calculated as Non-interest expense divided by Total revenue.
(3)	Measures have been adjusted by excluding the Q1 2014 loss of $60 million related to the sale of RBC Jamaica and the provision of $40 million related to post-employment benefits and restructuring charges in the Caribbean from non-interest expense. These are non-GAAP measures.
(4)	AUA represents period-end spot balances and includes securitized residential mortgages and credit card loans as at April 30, 2016 of $19.8 billion and $9.9 billion, respectively (January 31, 2016 – $20.4 billion and $9.7 billion; April 30, 2015 – $22.5 billion and $7.9 billion).

Q2 2016 vs. Q2 2015

Net income increased $97 million or 8% compared to last year, largely reflecting solid volume growth, the positive impact of one additional day in the current quarter and fee-based revenue growth in Canada, as well as higher earnings in the Caribbean. These factors were partially offset by higher PCL in Canada. In addition, the prior year included a loss of $23 million (before- and after-tax) related to sale of RBC Royal Bank (Suriname) N.V. (RBC Suriname).

Total revenue increased $162 million or 5%.

Canadian Banking revenue increased $136 million or 4%, largely reflecting solid volume growth of 6% across most businesses, the positive impact of one additional day in the current quarter and fee-based revenue growth.

Caribbean & U.S. Banking revenue increased $26 million or 11% compared to last year, mainly due to fee-based revenue growth.

Net interest margin was down 1 bp, largely due to the continued low interest rate environment. The prior year included an unfavourable cumulative accounting adjustment.

PCL increased $44 million, with the PCL ratio deteriorating 4 bps, largely due to higher provisions in both our Canadian personal and commercial lending portfolios and higher write-offs in our Canadian credit cards portfolio. These were partially offset by lower provisions in our Caribbean Banking portfolios. For further details, refer to Credit quality performance in the Credit Risk section.

Non-interest expense decreased $4 million, largely reflecting continuing benefits from our efficiency management activities and lower marketing costs. These factors were mostly offset by higher costs in support of business growth. In addition, the prior year included a loss related to the sale of RBC Suriname.

Q2 2016 vs. Q1 2016

Net income increased $7 million or 1% from last quarter, largely reflecting lower staff costs and higher spreads. These factors were largely offset by the negative impact of seasonal factors, including fewer days in the quarter.

Net interest margin was relatively stable (increased 1 bp).

Q2 2016 vs. Q2 2015 (Six months ended)

Net income increased $132 million or 5% largely due to solid volume and fee-based revenue growth across most businesses in Canada, as well as higher earnings in the Caribbean. These factors were partially offset by higher PCL in Canada, lower spreads and higher costs in support of business growth. In addition, the prior year included a loss related to the sale of RBC Suriname.

Total revenue increased $279 million or 4% primarily attributable to solid volume and fee-based revenue growth across most businesses in Canada. These factors were partially offset by lower spreads.

PCL increased $76 million, with the PCL ratio deteriorating 3 bps, mainly due to higher provisions in both our Canadian personal and commercial lending portfolios and higher write-offs in our Canadian credit cards portfolio. These were partially offset by lower PCL in our Caribbean Banking portfolios. For further details, refer to Credit quality performance in the Credit Risk section.

Non-interest expense increased $44 million or 1% compared to last year largely due to higher costs in support of business growth. These factors were offset by continuing benefits from our efficiency management activities and lower marketing costs.

Royal Bank of Canada        Second Quarter 2016        15

Canadian Banking

	As at or for the three months ended			As at or for the six months ended
(Millions of Canadian dollars, except percentage amounts)	April 30 2016	January 31 2016	April 30 2015	April 30 2016	April 30 2015
Net interest income	$2,367	$2,403	$2,248	$4,770	$4,589
Non-interest income	1,013	1,019	996	2,032	1,991
Total revenue	3,380	3,422	3,244	6,802	6,580
PCL	273	266	212	539	446
Non-interest expense	1,434	1,495	1,426	2,929	2,886
Net income before income taxes	1,673	1,661	1,606	3,334	3,248
Net income	$1,241	$1,231	$1,191	$2,472	$2,411
Revenue by business
Personal Financial Services	$1,908	$1,932	$1,843	$3,840	$3,729
Business Financial Services	773	792	745	1,565	1,537
Cards and Payment Solutions	699	698	656	1,397	1,314
Selected balances and other information
ROE	32.9%	31.8%	37.1%	32.3%	37.0%
NIM (1)	2.64%	2.62%	2.64%	2.63%	2.66%
Efficiency ratio (2)	42.4%	43.7%	44.0%	43.1%	43.9%
Operating leverage	3.6%	0.2%	2.4%	1.9%	1.2%
Effective income tax rate	25.8%	25.9%	25.8%	25.9%	25.8%
Average total earning assets	$364,900	$364,300	$349,000	$364,600	$348,000
Average loans and acceptances	371,300	370,500	354,700	370,900	353,800
Average deposits	296,200	295,500	277,000	295,800	277,000
AUA (3)	218,800	211,900	216,900	218,800	216,900
PCL on impaired loans as a % of average net loans and acceptances	0.30%	0.29%	0.25%	0.29%	0.25%

(1)	NIM is calculated as Net interest income divided by Average total earning assets.
(2)	Efficiency ratio is calculated as Non-interest expense divided by Total revenue.
(3)	AUA represents period-end spot balances and includes securitized residential mortgages and credit card loans as at April 30, 2016 of $19.8 billion and $9.9 billion respectively (January 31, 2016 – $20.4 billion and $9.7 billion; April 30, 2015 – $22.5 billion and $7.9 billion).

Q2 2016 vs. Q2 2015

Net income increased $50 million or 4% primarily due to solid volume growth of 6% across most businesses, the positive impact of one additional day in the current quarter and fee-based revenue growth. These factors were partially offset by higher PCL.

Total revenue increased $136 million or 4%, including the positive impact of one additional day in the current quarter.

Personal Financial Services revenue increased $65 million or 4%, mainly due to continued strong volume growth in residential mortgages and personal deposits, which was partially offset by lower spreads and lower volumes in certain other lending products.

Business Financial Services revenue increased $28 million or 4%, as solid volume growth in business deposits and loans was partially offset by lower spreads.

Cards and Payment Solutions revenue increased $43 million or 7%, mainly due to higher loan balances and transaction volumes.

Net interest margin was flat compared to last year, mainly reflecting the continued low interest rate environment. The prior year included an unfavourable cumulative accounting adjustment.

PCL increased $61 million, with the PCL ratio deteriorating 5 bps, due to higher provisions in both our personal and commercial lending portfolios and higher write-offs in our credit cards portfolio. For further details, refer to Credit quality performance in the Credit Risk section.

Non-interest expense increased $8 million or 1% as higher costs in support of business growth, were largely offset by continuing benefits from our efficiency management activities and lower marketing costs.

Q2 2016 vs. Q1 2016

Net income increased $10 million or 1% from last quarter, largely reflecting lower staff costs and higher spreads. These factors were partially offset by the negative impact of seasonal factors including fewer days in the current quarter and higher PCL.

Net interest margin increased 2 bps primarily reflecting higher credit card spreads and product mix.

Q2 2016 vs. Q2 2015 (six months ended)

Net income increased $61 million or 3% due to solid volume growth of 6% across most businesses, and fee-based revenue growth. These factors were partially offset by higher PCL and lower spreads.

Total revenue increased $222 million or 3% reflecting solid volume and fee-based revenue growth across most businesses. These factors were partially offset by lower spreads.

PCL increased $93 million, with the PCL ratio deteriorating 4 bps, mostly due to higher provisions in our personal and commercial lending portfolios, and higher write-offs in our credit cards portfolio. For further details, refer to Credit quality performance in the Credit Risk section.

Non-interest expense increased $43 million or 1% mainly due to higher costs in support of business growth which was partially offset by continuing benefits from our efficiency management activities and lower marketing costs.

16        Royal Bank of Canada        Second Quarter 2016

Wealth Management

(Millions of Canadian dollars, except number of and percentage amounts and as otherwise noted)	As at or for the three months ended			As at or for the six months ended
	April 30 2016	January 31 2016	April 30 2015	April 30 2016	April 30 2015
Net interest income	$466	$469	$122	$935	$246
Non-interest income
Fee-based revenue	1,232	1,270	1,166	2,502	2,311
Transactional and other revenue	482	348	460	830	857
Total revenue	2,180	2,087	1,748	4,267	3,414
PCL	7	5	32	12	45
Non-interest expense	1,670	1,678	1,340	3,348	2,673
Income before income taxes	503	404	376	907	696
Net income	$386	$303	$271	$689	$501
Revenue by business
Canadian Wealth Management (1)	$601	$595	$582	$1,196	$1,141
U.S. Wealth Management (including City National)	1,038	940	538	1,978	1,003
U.S. Wealth Management (including City National) (US$ millions)	798	685	433	1,483	824
International Wealth Management	108	113	173	221	353
Global Asset Management	433	439	455	872	917
Selected balances and other information
ROE	11.6%	8.9%	18.3%	10.2%	16.9%
NIM (2)	2.88%	2.79%	2.49%	2.84%	2.48%
Pre-tax margin (3)	23.1%	19.4%	21.5%	21.3%	20.4%
Number of advisors (4)	4,695	4,648	4,074	4,695	4,074
Average total earning assets	$65,700	$66,900	$20,100	$66,300	$20,000
Average loans and acceptances	47,900	49,500	17,900	48,700	17,900
Average deposits	82,200	83,100	40,600	82,600	40,100
AUA – total (5)	738,800	777,800	747,500	738,800	747,500
– U.S. Wealth Management (including City National) (5)	290,500	314,700	268,000	290,500	268,000
– U.S. Wealth Management (including City National) (US$ millions) (5)	231,400	224,700	222,200	231,400	222,200
AUM (5)	539,700	556,000	481,100	539,700	481,100
Average AUA	750,000	777,300	767,000	763,800	755,000
Average AUM	543,500	561,200	485,700	552,500	475,700

Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts and as otherwise noted)	For the three months ended		For the six months ended
	Q2 2016 vs. Q2 2015	Q2 2016 vs. Q1 2016	Q2 2016 vs. Q2 2015
Increase (decrease):
Total revenue	$29	$ (74)	$111
Non-interest expense	23	(60)	94
Net income	3	(10)	10
Percentage change in average US$ equivalent of C$1.00	(5)%	5%	(9)%
Percentage change in average British pound equivalent of C$1.00	1%	8%	(4)%
Percentage change in average Euro equivalent of C$1.00	(6)%	1%	(5)%

(1)	Amounts have been revised from those previously presented.
(2)	NIM is calculated as Net interest income divided by Average total earning assets.
(3)	Pre-tax margin is defined as income before income taxes divided by Total revenue.
(4)	Represents client-facing advisors across all our wealth management businesses.
(5)	Represents period-end spot balances.

On November 2, 2015, we completed the acquisition of City National, which was combined with our U.S. Wealth Management business. Our U.S. & International Wealth Management business line was divided into two businesses: U.S. Wealth Management (including City National), and International Wealth Management.

Q2 2016 vs. Q2 2015

Net income increased $115 million or 42% from a year ago, largely reflecting the inclusion of our acquisition of City National, which contributed $66 million to net income. Benefits from our efficiency management activities, lower PCL and lower restructuring costs related to our International Wealth Management business also contributed to the increase. These factors were partially offset by lower transaction volumes reflecting reduced client activity.

Total revenue increased $432 million or 25% with our inclusion of City National contributing $468 million.

Canadian Wealth Management revenue increased $19 million or 3%, mainly due to higher earnings on average fee-based client assets reflecting strong net sales and higher net interest income from loan and deposit growth.

U.S. Wealth Management (including City National) revenue increased $500 million (US$365 million) or 93%, with our acquisition of City National contributing $468 million (US$360 million) to revenue.

International Wealth Management revenue decreased $65 million or 38%, mainly due to lower earnings on average fee-based client assets and lower transaction volumes, primarily due to the exit of certain international businesses.

Global Asset Management revenue decreased $22 million or 5%, mainly due to lower earnings on average fee-based client assets reflecting unfavourable market conditions.

Royal Bank of Canada        Second Quarter 2016        17

PCL decreased $25 million or 78% as the prior year included a provision on a single account related to our International Wealth Management business. In the current quarter, we recorded provisions of $7 million related to City National.

Non-interest expense increased $330 million or 25%, primarily due to the inclusion of our acquisition of City National which increased expenses $392 million and included $48 million related to the amortization of intangibles, and $21 million related to integration costs. These factors were partially offset by benefits from our efficiency management activities, the exit of certain international businesses, lower variable compensation driven by lower revenue, and lower restructuring costs related to our International Wealth Management business.

Q2 2016 vs. Q1 2016

Net income increased $83 million or 27% from the prior quarter, largely reflecting benefits from our efficiency management activities, lower variable compensation driven by lower revenue, higher earnings in City National due to loan growth and lower acquisition and integration costs, and higher transaction volumes. These factors were partially offset by a lower impact from foreign exchange translation.

Q2 2016 vs. Q2 2015 (Six months ended)

Net income increased $188 million or 38% largely reflecting the inclusion of our acquisition of City National, which contributed $119 million to net income. Lower restructuring costs, benefits from our efficiency management activities, and lower PCL also contributed to the increase. This was partially offset by lower transaction volumes and lower earnings on average fee-based client assets.

Total revenue increased $853 million or 25%, mainly due to our inclusion of City National of $937 million, and an increase due to foreign exchange translation. These factors were partially offset by lower transaction volumes reflecting reduced client activity and lower earnings on average fee-based client assets due to unfavourable market conditions.

PCL decreased $33 million or 73% as the prior year included provisions on a couple of accounts related to our International Wealth Management business. We recorded provisions of $12 million in the current year related to City National.

Non-interest expense increased $675 million or 25%, mainly reflecting our inclusion of City National which increased expenses $799 million, and an increase due to the impact of foreign exchange translation. These factors were partially offset by benefits from our efficiency management activities, lower restructuring costs related to our International Wealth Management business, and lower variable compensation driven by lower revenue.

Insurance

	As at for the three months ended			As at or for the six months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	April 30 2016	January 31 2016	April 30 2015	April 30 2016	April 30 2015
Non-interest income
Net earned premiums	$837	$876	$829	$1,713	$1,731
Investment income (1)	390	162	(164)	552	736
Fee income	124	121	141	245	231
Total revenue	1,351	1,159	806	2,510	2,698
Insurance policyholder benefits and claims (1)	933	768	446	1,701	1,894
Insurance policyholder acquisition expense	55	61	47	116	121
Non-interest expense	157	160	156	317	302
Income before income taxes	206	170	157	376	381
Net income	$177	$131	$123	$308	$308
Revenue by business
Canadian Insurance	$894	$747	$337	$1,641	$1,827
International Insurance	457	412	469	869	871
Selected balances and other information
ROE	44.3%	32.4%	33.0%	38.3%	39.7%
Premiums and deposits (2)	$1,184	$1,214	$1,217	$2,398	$2,455
Fair value changes on investments backing policyholder liabilities (1)	225	37	(300)	262	475

(1)	Investment income can experience volatility arising from fluctuation of fair value through profit or loss (FVTPL) assets. The investments which support actuarial liabilities are predominantly fixed income assets designated as at FVTPL. Consequently, changes in the fair values of these assets are recorded in investment income in the consolidated statement of income and are largely offset by changes in the fair value of the actuarial liabilities, the impact of which is reflected in insurance policyholder benefits and claims.
(2)	Premiums and deposits include premiums on risk-based insurance and annuity products, and individual and group segregated fund deposits, consistent with insurance industry practices.

Q2 2016 vs. Q2 2015

Net income increased $54 million or 44% from a year ago, mainly due to the favourable impact of investment-related gains on the Canadian Life business, and lower net claims costs in both Canadian and International Insurance.

Total revenue increased $545 million or 68% from the prior year.

Canadian Insurance revenue increased $557 million, mainly due to the change in fair value of investments backing our policyholder liabilities, which was largely offset in PBCAE.

International Insurance revenue decreased $12 million or 3%, mainly due to the change in fair value of investments backing our policyholder liabilities, which was largely offset in PBCAE. This was partially offset by business growth.

PBCAE increased $495 million, mainly due to the change in fair value of investments backing our policyholder liabilities, which was largely offset in revenue. This was partially offset by favourable investment-related gains and lower net claims costs.

Non-interest expense increased $1 million or 1% compared to the prior year.

18        Royal Bank of Canada        Second Quarter 2016

Q2 2016 vs. Q1 2016

Net income increased $46 million or 35% from the prior quarter, reflecting a tax recovery from a prior year tax loss, and lower net claims costs in Canadian Insurance.

Q2 2016 vs. Q2 2015 (Six months ended)

Net income was flat from a year ago as the favourable impact of investment-related gains on the Canadian Life business and new business volumes were offset by lower earnings from new U.K. annuity contracts and unfavourable life policyholder behaviour.

Total revenue decreased $188 million or 7% mainly due to the change in fair value of investments backing our policyholder liabilities, which was largely offset in PBCAE. The decrease was also attributable to the reduction in revenue related to our retrocession contracts, which was largely offset in PBCAE. These factors were partially offset by growth in both Canadian and International Insurance.

PBCAE decreased $198 million or 10%, mainly due to the change in fair value of investments backing our policyholder liabilities, largely offset in revenue.

Non-interest expense increased $15 million or 5%, mainly in support of business growth and strategic initiatives, partially offset by efficiency management activities.

Investor & Treasury Services

	As at or for the three months ended			As at or for the six months ended
(Millions of Canadian dollars, except percentage amounts)	April 30 2016	January 31 2016	April 30 2015	April 30 2016	April 30 2015
Net interest income	$190	$226	$198	$416	$394
Non-interest income	350	324	330	674	640
Total revenue	540	550	528	1,090	1,034
Non-interest expense	352	361	312	713	627
Net income before income taxes	188	189	216	377	407
Net income	$139	$143	$159	$282	$301
Selected balances and other information
ROE	16.5%	15.9%	24.2%	16.2%	24.0%
Average deposits	$138,100	$151,700	$136,200	$145,000	$132,200
Client deposits	53,900	53,600	48,800	53,700	46,400
Wholesale funding deposits	84,200	98,100	87,400	91,300	85,800
AUA (1)	3,617,700	3,807,300	3,846,900	3,617,700	3,846,900
Average AUA	3,627,000	3,864,300	3,798,500	3,747,000	3,730,900

Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts)	For the three months ended		For the six months ended
	Q2 2016 vs. Q2 2015	Q2 2016 vs. Q1 2016	Q2 2016 vs. Q2 2015
Increase (decrease):
Total revenue	$15	$(7)	$38
Non-interest expense	9	(5)	19
Net income	4	(1)	12
Percentage change in average US$ equivalent of C$1.00	(5)%	5%	(9)%
Percentage change in average British pound equivalent of C$1.00	1%	8%	(4)%
Percentage change in average Euro equivalent of C$1.00	(6)%	1%	(5)%

(1)	Represents period-end spot balances.

Q2 2016 vs. Q2 2015

Net income decreased $20 million or 13%, mainly driven by increased investment in technology and lower earnings from foreign exchange market execution reflecting a decrease in client activity. These factors were partially offset by higher earnings on growth in client deposits and higher client deposit spreads, and an increase due to foreign exchange translation.

Total revenue increased $12 million or 2%, largely due to an increase in foreign exchange translation and increased earnings on growth in client deposits and higher client deposit spreads, partially offset by lower revenue from foreign exchange market execution and funding and liquidity activities.

Non-interest expense increased $40 million or 13%, mainly due to increased investment in technology, an increase due to foreign exchange translation and higher staff costs.

Q2 2016 vs. Q1 2016

Net income decreased $4 million or 3%, primarily due to lower funding and liquidity revenue from lower market volatility. This factor was partially offset by higher custodial fees and increased earnings reflecting higher client deposit spreads.

Royal Bank of Canada        Second Quarter 2016        19

Q2 2016 vs. Q2 2015 (Six months ended)

Net income decreased $19 million or 6%, largely due to increased investment in technology and lower revenue from foreign exchange market execution resulting from lower client activity. These factors were partially offset by increased earnings on growth in client deposits and higher client deposit spreads, and an increase due to foreign exchange translation.

Total revenue increased $56 million or 5%, mainly due to an increase in foreign exchange translation, increased earnings from growth in client deposits and higher client deposit spreads. These factors were partially offset by lower revenue from foreign exchange market execution and funding and liquidity activities.

Non-interest expense increased $86 million or 14%, largely due to increased investment in technology, higher staff costs and an increase due to foreign exchange translation.

Capital Markets

	As at or for the three months ended			As at or for the six months ended
(Millions of Canadian dollars, except percentage amounts)	April 30 2016	January 31 2016	April 30 2015	April 30 2016	April 30 2015
Net interest income (1)	$993	$1,062	$940	$2,055	$1,856
Non-interest income (1)	997	918	1,307	1,915	2,424
Total revenue (1)	1,990	1,980	2,247	3,970	4,280
PCL	123	120	15	243	20
Non-interest expense	1,080	1,075	1,280	2,155	2,437
Net income before income taxes	787	785	952	1,572	1,823
Net income	$583	$570	$625	$1,153	$1,219
Revenue by business
Corporate and Investment Banking	$892	$870	$958	$1,762	$1,844
Global Markets	1,125	1,110	1,323	2,235	2,472
Other	(27)	–	(34)	(27)	(36)
Selected balances and other information
ROE	12.1%	12.3%	14.9%	12.2%	14.8%
Average total assets	$502,600	$518,800	$465,400	$510,800	$471,800
Average trading securities	100,700	108,900	118,800	104,800	118,500
Average loans and acceptances	89,600	89,700	77,700	89,700	75,800
Average deposits	62,200	63,100	60,000	62,600	57,500
PCL on impaired loans as a % of average net loans and acceptances	0.56%	0.53%	0.08%	0.54%	0.05%

Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts and as otherwise noted)	For the three months ended		For the six months ended
	Q2 2016 vs. Q2 2015	Q2 2016 vs. Q1 2016	Q2 2016 vs. Q2 2015
Increase (decrease):
Total revenue	$64	$(92)	$243
Non-interest expense	21	(45)	111
Net income	26	(26)	78
Percentage change in average US$ equivalent of C$1.00	(5)%	5%	(9)%
Percentage change in average British pound equivalent of C$1.00	1%	8%	(4)%
Percentage change in average Euro equivalent of C$1.00	(6)%	1%	(5)%

(1)	The taxable equivalent basis (teb) adjustment for the three months ended April 30, 2016 was $203 million (January 31, 2016 – $151 million, April 30, 2015 – $115 million) and for the six months ended April 30, 2016 was $354 million (April 30, 2015 – $224 million). For further discussion, refer to the How we measure and report our business segments section of our 2015 Annual Report.

Q2 2016 vs. Q2 2015

Net income decreased $42 million or 7%, primarily due to lower results in our Global Markets and Corporate and Investment Banking businesses driven by lower client activity, and higher PCL. These factors were partly offset by lower variable compensation, lower taxes and an increase due to foreign exchange translation.

Total revenue decreased $257 million or 11%.

Corporate and Investment Banking revenue decreased $66 million or 7%, mainly due to lower equity and debt origination activity largely in the U.S. and lower loan syndication revenue reflecting lower client activity. These factors were partially offset by growth in M&A activity in Canada, the U.S. and Europe, and an increase due to foreign exchange translation.

Global Markets revenue decreased $198 million or 15%, due to lower equity trading revenue as compared to the strong levels last year, lower fixed income trading revenue, and decreased debt and equity origination activity across most regions. These factors were partially offset by an increase due to foreign exchange translation.

Other revenue increased $7 million.

PCL of $123 million increased $108 million, primarily due to provisions taken in the oil & gas sector. For further details, refer to the Credit quality performance in the Credit risk section.

Non-interest expense decreased $200 million or 16%, largely due to lower variable compensation and lower litigation provisions and related legal costs. These factors were partially offset by higher compliance costs and an increase due to foreign exchange translation.

20        Royal Bank of Canada        Second Quarter 2016

Q2 2016 vs. Q1 2016

Net income increased $13 million or 2%, mainly due to growth in debt and equity origination and higher loan syndication activity, partially offset by higher litigation and related legal costs, a lower impact from foreign exchange translation and lower M&A activity.

Q2 2016 vs. Q2 2015 (Six months ended)

Net income decreased $66 million or 5%, driven by lower results in our Global Markets and Corporate and Investment Banking businesses reflecting lower client activity, and higher PCL. These factors were partly offset by lower variable compensation, lower taxes, an increase due to foreign exchange translation and lower litigation provisions and related legal costs.

Total revenue decreased $310 million or 7%, mainly due to lower equity trading revenue as compared to the strong levels last year, lower debt and equity origination activity across most regions, lower fixed income trading revenue, and lower loan syndication activity largely in the U.S. These factors were partially offset by an increase due to foreign exchange translation.

PCL of $243 million increased $223 million from the prior year, primarily due to higher provisions in the oil & gas sector. For further details, refer to the Credit quality performance in the Credit risk section.

Non-interest expense decreased $282 million or 12%, largely due to lower variable compensation and lower litigation provisions and related legal costs, partially offset by an increase due to foreign exchange translation and higher compliance costs.

Corporate Support

	For the three months ended			For the six months ended
(Millions of Canadian dollars)	April 30 2016	January 31 2016	April 30 2015	April 30 2016	April 30 2015
Net interest income (loss) (1)	$(151)	$(133)	$(102)	$(284)	$(200)
Non-interest income (loss) (1)	(18)	33	131	15	210
Total revenue (1)	(169)	(100)	29	(269)	10
PCL	51	1	–	52	1
Non-interest expense	14	10	30	24	70
Net income (loss) before income taxes (1)	(234)	(111)	(1)	(345)	(61)
Income taxes (recoveries) (1)	(225)	(121)	(125)	(346)	(235)
Net income (loss) (2)	$(9)	$10	$124	$1	$174

(1)	Teb adjusted.
(2)	Net income reflects income attributable to both shareholders and Non-Controlling Interests (NCI). Net income attributable to NCI for the three months ended April 30, 2016 was $9 million (January 31, 2016 – $19 million; April 30, 2015 – $22 million) and for the six months ended April 30, 2016 was $28 million (April 30, 2015 – $45 million).

Due to the nature of activities and consolidation adjustments reported in this segment, we believe that a comparative period analysis is not relevant. The following identifies material items affecting the reported results in each period.

Revenue and income taxes (recoveries) in each period in Corporate Support include the deduction of the teb adjustments related to the gross-up of income from Canadian taxable corporate dividends recorded in Capital Markets. The amount deducted from revenue was offset by an equivalent increase in income taxes (recoveries). The teb amount for the three months ended April 30, 2016 was $203 million as compared to $151 million in the prior quarter and $115 million last year. For the six months ended April 30, 2016, the amount was $354 million as compared to $224 million in the prior year. For further discussion, refer to the How we measure and report our business segments section of our 2015 Annual Report.

In addition to the teb impacts noted above, the following identifies the other material items affecting the reported results in each period.

Q2 2016

Net loss was $9 million, mainly due to a $50 million ($37 million after-tax) increase in the provision for credit losses for loans not yet identified as impaired, which was mostly offset by asset/liability management activities.

Q1 2016

Net income was $10 million, largely reflecting asset/liability management activities.

Q2 2015

Net income was $124 million, largely reflecting a gain of $108 million (before-and after-tax) from the wind-up of a U.S.-based subsidiary that resulted in the release of CTA that was previously booked in OCE, and asset/liability management activities.

Q2 2016 (Six months ended)

Net income was $1 million, primarily reflecting asset/liability management activities, mostly offset by the increase in the provision for credit losses for loans not yet identified as impaired as noted above.

Q2 2015 (Six months ended)

Net income was $174 million, largely reflecting the gain of $108 million through the release of CTA as noted above, a gain on sale of a real estate asset and asset/liability management activities.

Royal Bank of Canada        Second Quarter 2016        21

Results by geographic segment (1)

For geographic reporting, our segments are grouped into the following: Canada, U.S., and Other International. Transactions are primarily recorded in the location that best reflects the risk due to negative changes in economic conditions and prospects for growth due to positive economic changes. The following table summarizes our financial results by geographic region:

	For the three months ended									For the six months ended
	April 30 2016			January 31 2016			April 30 2015			April 30 2016			April 30 2015
(Millions of Canadian dollars)	Canada	U.S.	Other International	Canada	U.S.	Other International	Canada	U.S.	Other International	Canada	U.S.	Other International	Canada	U.S.	Other International
Total revenue	$5,888	$2,040	$1,598	$5,774	$1,999	$1,586	$5,304	$1,847	$1,679	$11,662	$4,039	$3,184	$11,713	$3,507	$3,254
Net income	$1,954	$331	$288	$1,792	$358	$297	$1,861	$323	$318	$3,746	$689	$585	$3,671	$599	$688

(1)	For further details, refer to Note 30 of our audited 2015 Annual Consolidated Financial Statements.

Q2 2016 vs. Q2 2015

Net income in Canada was up $93 million or 5% from the prior year, mainly due to solid volume and fee-based revenue growth across most businesses in Canadian Banking, the positive impact of one additional day in the current quarter, lower variable compensation in Capital Markets, and favourable investment-related gains in Canadian Insurance. These factors were partially offset by higher PCL in Capital Markets and Canadian Banking, and increased investment in technology in Investor & Treasury Services. The prior year included a gain from the wind up of a U.S.-based subsidiary.

U.S. net income increased $8 million or 2% from the prior year, primarily reflecting lower taxes and a decrease in variable compensation in Capital Markets, the inclusion of our acquisition of City National, a tax recovery from a prior year loss in Insurance, lower PCL in Wealth Management, and an increase due to foreign exchange translation. These factors were partially offset by lower equity and fixed income trading results, decreased debt and equity origination activity, lower loan syndication, and higher PCL in Capital Markets.

Other International net income was down $30 million or 9% from the prior year, largely reflecting lower earnings from foreign exchange market execution in Investor & Treasury Services reflecting a decrease in client activity. The exit of certain international businesses and lower fee-based client assets in Wealth Management also contributed to the decrease. These factors were partially offset by an increase due to foreign exchange translation and higher earnings in the Caribbean. In addition, the prior year included a loss related to the sale of RBC Suriname.

Q2 2016 vs. Q1 2016

Net income in Canada was up $162 million or 9% from the prior quarter, mainly reflecting lower staff costs and higher spreads in Canadian Banking, higher trading revenue, increased equity origination activity, and higher M&A activity. Benefits from efficiency management activities and lower claims costs in Insurance also contributed to the increase. These factors were partially offset by the negative impact of seasonal factors, including fewer days in the quarter.

U.S. net income decreased $27 million or 8% from the prior quarter, primarily due to higher PCL and litigation and related legal costs, lower trading revenue and M&A activity reflecting unfavourable market conditions, and a lower impact from foreign exchange translation. These factors were partially offset by loan and deposit growth in Wealth Management, growth in debt and equity origination activities, a tax recovery from a prior year tax loss in Insurance, and higher earnings in City National.

Other International net income was down $9 million or 3% from the prior quarter, largely due to lower funding and liquidity results reflecting lower market volatility, and lower earnings from U.K. annuities contracts. These factors were partially offset by benefits from our efficiency management activities in Wealth Management.

Q2 2016 vs. Q2 2015 (Six months ended)

Net income in Canada was up $75 million or 2% from the prior year, mainly due to solid volume and fee-based revenue growth across most of our businesses in Canadian Banking, lower variable compensation and higher trading revenue both in Capital Markets, and favourable investment-related gains in Canadian Insurance. Higher average fee-based client assets reflecting strong net sales also contributed to the increase. These factors were partially offset by higher PCL in Capital Markets and Canadian Banking. The prior year included a gain from the wind up of a U.S.-based subsidiary.

U.S. net income was up $90 million or 15% from the prior year, primarily due to lower variable compensation in both Wealth Management and Capital Markets and the inclusion of our acquisition of City National, which contributed $119 million to net income. A tax recovery from a prior year tax loss in Insurance and an increase due to foreign exchange translation also contributed to the increase. These factors were partially offset by lower equity trading results, lower debt and equity origination activity, and lower loan syndication activity.

Other International net income was down $103 million or 15% from the prior year, largely reflecting lower transaction volumes and lower earnings on average fee-based client assets in Wealth Management. Lower revenue in Investor and Treasury Services from foreign exchange market execution reflecting lower client activity and investment in technology, and unfavorable policyholder behaviour and lower earnings from new U.K. annuity contracts in Insurance also contributed to the decrease. These factors were partially offset by benefits from our efficiency management activities, higher earnings in the Caribbean and an increase due to foreign exchange translation.

22        Royal Bank of Canada        Second Quarter 2016

Quarterly results and trend analysis

Our quarterly results are impacted by a number of trends and recurring factors, which include seasonality of certain businesses, general economic and market conditions, and fluctuations in the Canadian dollar relative to other currencies. The following table summarizes our results for the last eight quarters (the period):

Quarterly results (1)

	2016		2015				2014
(Millions of Canadian dollars, except per share and percentage amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Net interest income	$4,025	$4,196	$3,800	$3,783	$3,557	$3,631	$3,560	$3,647
Non-interest income	5,501	5,163	4,219	5,045	5,273	6,013	4,822	5,343
Total revenue	$9,526	$9,359	$8,019	$8,828	$8,830	$9,644	$8,382	$8,990
PCL	460	410	275	270	282	270	345	283
PBCAE	988	829	292	656	493	1,522	752	1,009
Non-interest expense	4,887	4,960	4,647	4,635	4,736	4,620	4,340	4,602
Net income before income taxes	$3,191	$3,160	$2,805	$3,267	$3,319	$3,232	$2,945	$3,096
Income taxes	618	713	212	792	817	776	612	718
Net income	$2,573	$2,447	$2,593	$2,475	$2,502	$2,456	$2,333	$2,378
EPS – basic	$1.67	$1.59	$1.74	$1.66	$1.68	$1.66	$1.57	$1.59
– diluted	1.66	1.58	1.74	1.66	1.68	1.65	1.57	1.59
Segments – net income (loss)
Personal & Commercial Banking	$1,297	$1,290	$1,270	$1,281	$1,200	$1,255	$1,151	$1,138
Wealth Management	386	303	255	285	271	230	285	285
Insurance	177	131	225	173	123	185	256	214
Investor & Treasury Services	139	143	88	167	159	142	113	110
Capital Markets	583	570	555	545	625	594	402	641
Corporate Support	(9)	10	200	24	124	50	126	(10)
Net income	$2,573	$2,447	$2,593	$2,475	$2,502	$2,456	$2,333	$2,378
Effective income tax rate	19.4%	22.6%	7.6%	24.2%	24.6%	24.0%	20.8%	23.2%
Period average US$ equivalent of C$1.00	$0.768	$0.728	$0.758	$0.789	$0.806	$0.839	$0.900	$0.925

(1)	Fluctuations in the Canadian dollar relative to other foreign currencies have affected our consolidated results over the period.

Seasonality

Seasonal factors may impact our results in certain quarters. The first quarter has historically been seasonally stronger for our capital markets businesses. The second quarter has fewer days than the other quarters, which generally results in a decrease in net interest income and certain expense items. The third quarter results for Investor & Treasury Services are generally favourably impacted by higher securities lending as a result of the European dividend season. The third and fourth quarters include the summer months during which market activity generally tends to slow, negatively impacting the results of our capital markets, brokerage and investment management businesses.

Specified items affecting our consolidated results

•	In the second quarter of 2015, our results included a gain of $108 million (before- and after-tax) from the wind-up of a U.S.-based subsidiary that resulted in the release of a foreign currency translation adjustment that was previously booked in other components of equity.
•	In the third quarter of 2014, our results included a loss of $40 million (before- and after-tax) which includes foreign currency translation related to the closing of the sale of RBC Jamaica.

Trend analysis

Since the third quarter of 2014, growth in Canada has moderated, with the economy expanding in the first calendar quarter of 2016 due to the recent recovery in global oil prices, strong export performance and consumer spending. In May, wildfires near Fort McMurray, Alberta resulted in temporary production shutdowns at some oil sands facilities. These shutdowns are expected to lower annualized GDP growth by one percentage point in the second calendar quarter of 2016 with growth forecasted to rebound in the third calendar quarter when production has returned to normal levels. The U.S. economy has seen growth over the period but experienced slower growth in the first calendar quarter of 2016, reflecting declining exports, slower growth in consumer spending, and weaker business investment. Global equity indices reached highs for the year despite significant volatility in the first part of the year as investor sentiment improved due to companies posting higher-than-expected earnings as well as better than forecasted economic data. For further details, refer to the Economic and market review and outlook section.

Earnings have generally trended upwards over the period. Since the latter half of 2015, earnings have remained relatively stable, driven by solid volume and fee-based revenue growth in our Canadian Banking businesses, and higher earnings from growth in average fee-based client assets reflecting capital appreciation and strong net sales in Wealth Management. Results of our acquisition of City National have been reflected in our Wealth Management segment since the first quarter of 2016. Capital Markets results have remained relatively stable over the period, and were negatively impacted in the fourth quarter of 2014 by the exit from certain proprietary trading strategies to comply with the Volcker Rule and the implementation of funding valuation adjustments. Results in our Insurance segment fluctuated in 2015, largely reflecting an unfavourable change in Canadian tax legislation impacting certain foreign affiliates, which became effective November 1, 2014. Investor & Treasury Services results have generally trended upwards over the period, and in the third quarter of 2015 benefited from an additional month of earnings as a result of aligning the reporting

Royal Bank of Canada        Second Quarter 2016        23

periods, while results in the fourth quarter of 2015 were impacted by lower funding and liquidity results due to widening credit spreads and unfavourable market conditions. Credit spreads have stabilized since the first quarter of 2016.

Revenue has generally fluctuated over the period as solid volume and fee-based revenue growth in our Canadian Banking businesses, and growth in average fee-based client assets in Wealth Management have increased revenue over the period. Wealth Management revenue in the first and second quarters of 2016 reflected the inclusion of our acquisition of City National. Trading revenue has generally trended upwards over the period, and was unfavourably impacted in the fourth quarter of 2014 by the exit of certain proprietary trading strategies and the implementation of funding valuation adjustments. Trading revenue in the second half of 2015 was negatively impacted due to widening credit spreads, which stabilized in the first quarter of 2016. Trading revenue was lower in the second quarter of 2016 reflecting lower client activity. Net interest income has trended upwards over the period, largely due to solid volume growth across our Canadian Banking businesses, and higher trading-related net interest income and solid lending activity in Capital Markets. Over the period, an increase from foreign exchange translation due to a generally weaker Canadian dollar has also contributed to the increase in revenue. Insurance revenue was primarily impacted by changes in the fair value of investments backing our policyholder liabilities, which is largely offset in PBCAE.

Asset quality remained strong over the period despite increased lending activity, with PCL remaining relatively stable over the period. PCL increased in Capital Markets and Canadian Banking in the first and second quarters of 2016 mainly reflecting the impact of the sustained low oil price environment.

PBCAE has fluctuated quarterly as it includes the changes to the fair value of investments backing our policyholder liabilities, which is largely offset in revenue. PBCAE has also increased due to business growth in Insurance, and has been impacted by actuarial liability adjustments and claims costs over the period.

While we continue to focus on efficiency management activities, non-interest expense has generally trended upwards over the period, mostly to support business growth. Non-interest expense in the first quarter of 2016 reflected the inclusion of our acquisition of City National. Restructuring costs related to our International Wealth Management business increased non-interest expense since the fourth quarter of 2014 until the first quarter of 2016. Non-interest expense in Q3 2014 was impacted by the loss related to the sale of RBC Jamaica. Over the period, non-interest expense has increased due to the impact of foreign exchange translation generally reflecting the weaker Canadian dollar.

Our effective income tax rate has fluctuated over the period, mostly due to varying levels of income being reported in jurisdictions with different tax rates, as well as fluctuating levels of income from tax-advantaged sources, principally Canadian taxable corporate dividends. Our effective income tax rate has generally been impacted over the period by higher earnings before income taxes, increased earnings in higher tax jurisdictions, and by net favourable tax adjustments.

Financial condition

Condensed balance sheets

The following table shows our condensed balance sheet:

	As at
(Millions of Canadian dollars)	April 30 2016	January 31 2016	October 31 2015	April 30 2015
Assets (1)
Cash and due from banks	$14,845	$17,050	$12,452	$18,393
Interest-bearing deposits with banks	29,229	24,636	22,690	4,402
Securities	224,371	233,711	215,508	222,643
Assets purchased under reverse repurchase agreements and securities borrowed	184,825	196,295	174,723	163,368
Loans
Retail	359,863	360,763	348,183	336,064
Wholesale	150,602	157,592	126,069	114,283
Allowance for loan losses	(2,271)	(2,169)	(2,029)	(2,037)
Segregated fund net assets	882	839	830	780
Other – Derivatives	115,298	132,560	105,626	107,004
– Other	72,713	79,075	70,156	67,272
Total assets	$1,150,357	$1,200,352	$1,074,208	$1,032,172
Liabilities (1)
Deposits	$741,454	$769,568	$697,227	$651,551
Segregated fund liabilities	882	839	830	780
Other – Derivatives	116,479	132,023	107,860	112,219
– Other	213,852	218,180	196,985	201,580
Subordinated debentures	9,564	9,854	7,362	7,795
Total liabilities	1,082,231	1,130,464	1,010,264	973,925
Equity attributable to shareholders	67,538	69,315	62,146	56,431
Non-controlling interests	588	573	1,798	1,816
Total equity	68,126	69,888	63,944	58,247
Total liabilities and equity	$1,150,357	$1,200,352	$1,074,208	$1,032,172

(1)	Foreign currency-denominated assets and liabilities are translated to Canadian dollars.

Q2 2016 vs. Q2 2015

Total assets were up $118 billion or 11% from last year, including an increase of $13 billion due to foreign exchange translation.

24        Royal Bank of Canada        Second Quarter 2016

Interest-bearing deposits with banks increased $25 billion, largely reflecting higher deposits with central banks.

Securities were up $2 billion or 1% compared to last year, as the increase driven by our acquisition of City National and the increase from foreign exchange translation were largely offset by lower equity trading positions and lower corporate and government debt securities reflecting unfavourable market conditions and our management of liquidity and funding risk.

Assets purchased under reverse repurchase agreements (reverse repos) and securities borrowed increased $21 billion or 13%, mainly attributable to higher client and business activities, and an increase due to foreign exchange translation.

Loans were up $60 billion or 13%, largely due to our acquisition of City National, and continued volume growth in residential mortgages and wholesale loans reflecting increased client activity.

Derivative assets were up $8 billion or 8%, mainly attributable to higher fair values on foreign currency contracts and decreased financial netting, largely offset by lower fair values on interest rate swaps and a lower impact from foreign exchange translation.

Other assets were up $5 billion or 8%, largely reflecting higher goodwill and intangible assets related to our acquisition of City National, and an increase due to foreign exchange translation.

Total liabilities were up $108 billion or 11% from last year, primarily reflecting an increase of $13 billion due to foreign exchange translation.

Deposits increased $90 billion or 14%, mainly reflecting our acquisition of City National and our issuances of fixed term notes and covered bonds to satisfy our funding requirements. Growth in retail deposits and an increase due to foreign exchange translation further contributed to the increase.

Derivative liabilities were up $4 billion or 4%, mainly attributable to higher fair values on foreign currency contracts and decreased financial netting, largely offset by lower fair values on interest rate swaps and a lower impact from foreign exchange translation.

Other liabilities increased $12 billion or 6%, mainly reflecting increased obligations related to repurchase agreements reflecting higher client activity and an increase due to foreign exchange translation, partly offset by lower obligations related to securities sold short.

Total equity increased $10 billion or 17%, largely reflecting earnings, net of dividends, and the issuance of common shares relating to our acquisition of City National.

Q2 2016 vs. Q1 2016

Total assets decreased $50 billion or 4% from the prior quarter, mainly reflecting a lower impact from foreign exchange translation, partially offset by higher deposits with central banks, an increase in equity trading positions and government debt securities, and higher assets purchased under reverse repos and securities borrowed reflecting increased client and business activities.

Total liabilities decreased $48 billion or 4% from the prior quarter, primarily attributable to a lower impact from foreign exchange translation, partially offset by higher derivative liabilities mainly attributable to decreased financial netting and higher fair values on cross-currency interest rate swaps, and higher retail deposits.

Q2 2016 vs. Q4 2015

Total assets increased $76 billion or 7%, mainly attributable to the growth in wholesale loans and residential mortgages reflecting our acquisition of City National and continued volume growth, and higher derivative assets largely reflecting increased fair values on foreign exchange contracts. Higher assets purchased under reverse repos and securities borrowed due to increased client activity, and growth in securities largely due to our acquisition of City National further contributed to the increase. These factors were partially offset by a lower impact from foreign exchange translation.

Total liabilities increased $72 billion or 7%, mainly attributable to the increase in deposits reflecting our acquisition of City National, higher derivative liabilities due to the reasons noted above, and higher obligations related to repurchase agreements. These factors were partially offset by a lower impact from foreign exchange translation.

Off-balance sheet arrangements

In the normal course of business, we engage in a variety of financial transactions that, for accounting purposes, are not recorded on our Consolidated Balance Sheets. Off-balance sheet transactions are generally undertaken for risk, capital and funding management purposes which benefit us and our clients. These include transactions with structured entities and may also include the issuance of guarantees. These transactions give rise to, among other risks, varying degrees of market, credit, liquidity and funding risk, which are discussed in the Risk management section. Please refer to pages 45 to 47 of our 2015 Annual Report for a more detailed discussion of these types of arrangements.

We use structured entities to securitize our financial assets as well as assist our clients in securitizing their financial assets. These entities are not operating entities, typically have no employees, and may or may not be recorded on our Consolidated Balance Sheets.

In the normal course of business, we engage in a variety of financial transactions that may qualify for derecognition. We apply the derecognition rules to determine whether we have effectively transferred substantially all the risks and rewards or control associated with the financial assets to a third party. If the transaction meets specific criteria, it may qualify for full or partial derecognition from our Consolidated Balance Sheets.

Securitizations of our financial assets

We periodically securitize our credit card receivables, residential and commercial mortgage loans and bond participation certificates primarily to diversify our funding sources, enhance our liquidity position and for capital purposes. We also securitize residential and commercial mortgage loans for sales and trading activities.

The majority of our securitization activities are recorded on our Consolidated Balance Sheets. We securitize our credit card receivables, on a revolving basis, through a consolidated structured entity. We securitize single and multiple-family residential mortgages through the National Housing Act Mortgage-Backed Securities (NHA MBS) program, which are not derecognized from our Consolidated Balance Sheets. For details of these activities, refer to Note 6 and Note 7 of our audited 2015 Annual Consolidated Financial Statements.

Royal Bank of Canada        Second Quarter 2016        25

Involvement with unconsolidated structured entities

In the normal course of business, we engage in a variety of financial transactions with structured entities to support our customers’ financing and investing needs, including securitization of client financial assets, creation of investment products, and other types of structured financing.

We have the ability to use credit mitigation tools such as third party guarantees, credit default swaps, and collateral to mitigate risks assumed through securitization and re-securitization exposures. The process in place to monitor the credit quality of our securitization and re-securitization exposures involves, among other things, reviewing the performance data of the underlying assets. We affirm our ratings each quarter and formally confirm or assign a new rating at least annually. For further details on our activities to manage risks, refer to the Risk management section.

Below is a description of our activities with respect to certain significant unconsolidated structured entities. For a complete discussion of our interests in consolidated and unconsolidated structured entities, refer to Note 7 of our audited 2015 Annual Consolidated Financial Statements.

RBC-administered multi-seller conduits

We administer multi-seller conduits which are used primarily for the securitization of our clients’ financial assets. As at April 30, 2016, our maximum exposure to loss from these conduits was $39 billion (January 31, 2016 – $42 billion; April 30, 2015 – $39 billion), primarily representing backstop liquidity and partial credit enhancement facilities extended to the conduits.

As at April 30, 2016, the notional amount of backstop liquidity facilities we provided was $39 billion (January 31, 2016 – $42 billion; April 30, 2015 – $39 billion) and the partial credit enhancement facilities we provided were $2.4 billion (January 31, 2016 – $3.0 billion; April 30, 2015 – $2.7 billion). The decrease in the amount of backstop liquidity and credit enhancement facilities provided to the multi-seller conduits compared to the prior quarter primarily reflects the impact of foreign exchange translation. The decrease in the amount of credit enhancement facilities compared to the prior year primarily reflects fewer transactions requiring program-level credit enhancement due to support provided directly to those transactions.

Total loans extended to the multi-seller conduits under the backstop liquidity facilities were $716 million, a decrease of $97 million from the prior quarter mainly due to the impact of foreign exchange translation and a decrease of $190 million from the prior year mainly due to principal repayments offset by the impact of foreign exchange translation. Total assets of the multi-seller conduits as at April 30, 2016 were $38.4 billion (January 31, 2016 – $41.5 billion; April 30, 2015 – $38 billion). The decrease from the prior quarter was primarily due to the impact of foreign exchange translation and decreases in the Student loans and Credit cards asset classes. The increase from the prior year was primarily due to the impact of foreign exchange translation and increases in the Auto loans and leases and Consumer loans asset classes, partially offset by decreases in the Student loans and Credit cards asset classes.

As at April 30, 2016, the total asset-backed commercial paper (ABCP) issued by the conduits amounted to $26.4 billion (January 31, 2016 – $29.7 billion; April 30, 2015 – $26.2 billion). The rating agencies that rate the ABCP rated 67% of the total amount issued within the top ratings category (January 31, 2016 – 66%; April 30, 2015 – 71%) and the remaining amount in the second highest ratings category. We sometimes purchase ABCP issued by the multi-seller conduits in our capacity as a placement agent in order to facilitate overall program liquidity. As at April 30, 2016, the fair value of our inventory was $11 million, an increase of $6 million from the prior quarter and $4 million from the prior year. The fluctuations in inventory held reflect normal trading activity. This inventory is classified as Securities – Trading on our Consolidated Balance Sheets.

Structured finance

We invest in auction rate securities of trusts which fund their long-term investments in student loans by issuing short-term senior and subordinated notes. Our maximum exposure to loss in these auction rate securities trusts as at April 30, 2016 was $520 million (January 31, 2016 – $585 million; April 30, 2015 – $562 million). The decrease in our maximum exposure to loss relative to the prior quarter is primarily related to the impact of foreign exchange translation. The decrease relative to the prior year is primarily related to the sale of auction rate securities.

We also provide liquidity facilities to certain municipal bond Tender Option Bond (TOB) trusts in which we have an interest but do not consolidate because the residual certificates issued by the TOB trusts are held by third parties. As at April 30, 2016, our maximum exposure to loss from these unconsolidated municipal bond TOB trusts was $1.1 billion (January 31, 2016 – $1.2 billion; April 30, 2015 – $891 million). The decrease in our maximum exposure to loss relative to the prior quarter is primarily related to the impact of foreign exchange translation. The increase in our maximum exposure to loss relative to the prior year is primarily related to the addition of new TOB trusts.

We provide senior warehouse financing to discrete unaffiliated structured entities that are established by third parties to acquire loans and issue term collateralized loan obligations. A portion of the proceeds from the sale of the term collateralized loan obligations is used to fully repay the senior warehouse financing that we provide. As at April 30, 2016, our maximum exposure to loss associated with outstanding senior warehouse financing facilities was $563 million (January 31, 2016 – $652 million; April 30, 2015 – $318 million). The decrease in our maximum exposure to loss relative to the prior quarter is primarily due to repayments of outstanding loans amounts. The increase in our maximum exposure to loss relative to the prior year is primarily related to new outstanding facilities, partially offset by repayments of previous facilities.

Investment funds

We enter into fee-based equity derivative transactions with third parties, including mutual funds, unit investment trusts and other investment funds. These transactions provide their investors with the desired exposure to the reference funds, and we economically hedge our exposure from these derivatives by investing in those third party managed reference funds. Our maximum exposure to loss as at April 30, 2016, which is primarily related to our investments in such reference funds, was $2.6 billion (January 31, 2016 – $3.1 billion; April 30, 2015 – $3.2 billion). The decrease in our maximum exposure compared to the prior quarter is primarily due to net liquidation of funds in response to new regulatory requirements in the U.S and the impact of foreign exchange translation. The decrease in our maximum exposure compared to the prior year is primarily due to net liquidation of funds in response to new regulatory requirements in the U.S.

26        Royal Bank of Canada        Second Quarter 2016

We also provide liquidity facilities to certain third party investment funds that issue unsecured variable-rate preferred shares and invest in portfolios of tax exempt bonds. As at April 30, 2016, our maximum exposure to these funds was $714 million (January 31, 2016 – $797 million; April 30, 2015 – $686 million). The changes in our maximum exposure compared to the prior quarter and prior year are primarily due to the impact of foreign exchange translation.

Third-party securitization vehicles

We hold interests in certain unconsolidated third-party securitization vehicles, which are structured entities. We, as well as other financial institutions, are obligated to provide funding to these entities up to our maximum commitment level and are exposed to credit losses on the underlying assets after various credit enhancements. As at April 30, 2016, our maximum exposure to loss in these entities was $9.6 billion (January 31, 2016 – $10.1 billion; April 30, 2015 – $4.3 billion). The decrease in our maximum exposure to loss compared to the prior quarter reflects the impact of foreign exchange translation. The increase in our maximum exposure to loss compared to the prior year reflects additional securitized assets and the impact of foreign exchange translation.

Guarantees, retail and commercial commitments

We provide guarantees and commitments to our clients that expose us to liquidity and funding risks. Our maximum potential amount of future payments in relation to our commitments and guarantee products as at April 30, 2016 was $331 billion (January 31, 2016 – $349 billion; April 30, 2015 – $282 billion). The decrease compared to the prior quarter primarily relates to the impact of foreign exchange translation in Commitments to extend credit, partially offset by business growth in Securities lending indemnifications. The increase compared to the prior year relates primarily to business growth in Commitments to extend credit and Securities lending indemnifications. Refer to Liquidity and funding risk and Note 26 of our audited 2015 Annual Consolidated Financial Statements for details regarding our guarantees and commitments.

Risk management

Credit risk

Gross credit risk exposure by portfolio and sector

	As at
	April 30 2016						January 31 2016	October 31 2015
	Lending-related and other			Trading-related
	Loans and acceptances
(Millions of Canadian dollars)	Outstanding	Undrawn commitments (1)	Other (2)	Repo-style transactions	Derivatives (3)	Total exposure (4)	Total exposure (4)	Total exposure (4)
Residential mortgages	$246,029	$–	$185	$–	$–	$246,214	$245,861	$234,181
Personal	93,679	81,908	160	–	–	175,747	176,196	173,385
Credit cards	16,269	21,602	–	–	–	37,871	37,705	40,686
Small business (5)	3,886	5,693	5	–	–	9,584	9,464	9,382
Retail	$359,863	$109,203	$350	$–	$–	$469,416	$469,226	$457,634
Business (5)
Agriculture	$6,399	$1,162	$80	$–	$66	$7,707	$7,838	$7,502
Automotive	7,318	4,909	384	161	637	13,409	14,079	13,109
Consumer goods	8,994	7,706	651	–	575	17,926	19,900	15,303
Energy
Oil and gas	7,991	11,048	1,728	–	578	21,345	24,426	23,134
Utilities	6,863	12,961	3,049	–	1,669	24,542	27,475	23,242
Financing products	10,582	562	384	597	948	13,073	14,367	11,728
Forest products	1,233	503	93	–	45	1,874	1,898	1,852
Health services	7,111	6,023	1,935	–	770	15,839	15,352	15,362
Holding and investments	7,508	2,890	854	–	157	11,409	11,453	9,321
Industrial products	5,142	6,029	497	–	654	12,322	13,248	11,194
Mining & metals	1,514	3,425	1,095	–	102	6,136	6,967	6,446
Non-bank financial services	9,315	12,868	15,215	217,049	36,959	291,406	310,468	281,152
Other services	10,954	8,398	11,168	4,203	1,461	36,184	35,342	32,796
Real estate & related	39,196	10,388	1,893	67	397	51,941	53,293	45,358
Technology & media	9,521	13,028	629	2	1,675	24,855	29,368	23,064
Transportation & environment	6,288	4,201	2,975	–	1,289	14,753	15,970	14,641
Other	6,035	993	6,135	138	704	14,005	19,178	6,965
Sovereign (5)	10,561	6,039	76,073	44,911	13,075	150,659	144,712	113,947
Bank (5)	1,921	1,996	101,683	100,114	25,146	230,860	235,254	218,513
Wholesale	$164,446	$115,129	$226,521	$367,242	$86,907	$960,245	$1,000,588	$874,629
Total exposure	$524,309	$224,332	$226,871	$367,242	$86,907	$1,429,661	$1,469,814	$1,332,263

(1)	Undrawn commitments represent an estimate of the contractual amount that may be drawn upon at the time of default of an obligor.
(2)	Includes credit equivalent amounts for contingent liabilities such as letters of credit and guarantees, outstanding amounts for available-for-sale (AFS) debt securities, deposits with financial institutions and other assets.
(3)	Credit equivalent amount after factoring in master netting agreements.
(4)	Gross credit risk exposure is before allowance for loan losses. Exposures under Basel III asset classes of qualifying revolving retail and other retail are largely included within Personal and Credit cards, while home equity lines of credit (HELOC) are included in Personal.
(5)	Refer to Note 5 of our audited 2015 Annual Consolidated Financial Statements for the definitions of these terms.

Royal Bank of Canada        Second Quarter 2016        27

Q2 2016 vs. Q1 2016

Total gross credit risk exposure decreased $40 billion or 3% from the prior quarter, mainly due to a lower impact from foreign exchange translation and a decrease in derivatives, which were partially offset by higher deposits with central banks and repo-style transactions.

Retail exposure increased slightly by $0.2 billion, as increases in residential mortgages and credit cards were offset by decreases in personal loans.

Wholesale exposure decreased $40 billion or 4%, primarily attributable to a lower impact from foreign exchange translation and a decrease in derivatives exposures, which were partially offset by higher deposits with central banks and repo-style transactions. Wholesale loan utilization of 41% increased 2% from 39% last quarter.

Gross credit risk exposure by geography (1)

	As at
	April 30 2016						January 31 2016	October 31 2015
	Lending-related and other			Trading-related
	Loans and acceptances
(Millions of Canadian dollars)	Outstanding	Undrawn commitments	Other	Repo-style transactions	Derivatives	Total exposure	Total exposure	Total exposure
Canada	$419,139	$145,095	$74,622	$74,312	$25,076	$738,244	$741,293	$721,680
U.S.	73,231	61,331	72,255	189,023	13,940	409,780	433,644	344,176
Europe	17,563	14,450	62,531	64,620	41,884	201,048	209,861	188,954
Other International	14,376	3,456	17,463	39,287	6,007	80,589	85,016	77,453
Total Exposure	$524,309	$224,332	$226,871	$367,242	$86,907	$1,429,661	$1,469,814	$1,332,263

(1)	Geographic profile is based on country of residence of the borrower.

Q2 2016 vs. Q1 2016

The geographic mix of our gross credit exposure remains relatively unchanged from the prior quarter. Our exposure in Canada, the U.S., Europe and Other International were 51%, 29%, 14% and 6%, respectively (January 31, 2016 – 50%, 30%, 14% and 6% respectively). The slight shift in Canada and the U.S. was largely driven by the impact of foreign exchange translation.

European exposure

	As at
	April 30 2016							January 31 2016	October 31 2015
	Loans and acceptances		Other
(Millions of Canadian dollars)	Outstanding	Undrawn commitments (1)	Securities (2)	Letters of credit and guarantees	Repo-style transactions	Derivatives	Total European exposure	Total European exposure	Total European exposure
Gross exposure to Europe	$17,563	$14,450	$29,356	$33,175	$64,620	$41,884	$201,048	$209,861	$188,954
Less: Collateral held against repo-style transactions	–	–	–	–	63,906	–	63,906	67,666	57,674
Potential future credit exposure add-on amount	–	–	–	–	–	24,708	24,708	28,093	29,875
Undrawn commitments	–	14,450	–	33,175	–	–	47,625	46,573	43,388
Gross drawn exposure to Europe	$17,563	$–	$29,356	$–	$714	$17,176	$64,809	$67,529	$58,017
Less: Collateral applied against derivatives	–	–	–	–	–	11,817	11,817	12,293	10,721
Add: Trading securities	–	–	10,716	–	–	–	10,716	11,715	12,797
Net exposure to Europe (3)	$17,563	$–	$40,072	$–	$714	$5,359	$63,708	$66,951	$60,093

(1)	These amounts are comprised of $10.7 billion to corporate entities, $3.2 billion to financial entities and $0.6 billion to sovereign entities. On a country basis, exposure is comprised of $5.7 billion to the U.K., $2.7 billion to France, $1.9 billion to Germany, $0.6 billion to Ireland, $0.4 billion to Spain, and $0.1 billion to Italy, with the remaining $2.9 billion related to Other Europe. Of the undrawn commitments, over 82% are to investment grade entities.
(2)	Securities include $10.7 billion of trading securities (January 31, 2016 – $11.7 billion), $15.8 billion of deposits (January 31, 2016 – $16.2 billion), and $13.6 billion of AFS securities (January 31, 2016 – $13.5 billion).
(3)	Excludes $2.2 billion (January 31, 2016 – $2.0 billion) of exposures to supranational agencies.

Our gross credit risk exposure is calculated based on the definitions provided under the Basel III framework whereby risk exposure is calculated before taking into account any collateral and inclusive of an estimate of potential future changes to that credit exposure. On that basis, our total European exposure as at April 30, 2016 was $201 billion. Our gross drawn exposure to Europe was $65 billion, after taking into account collateral held against repo-style transactions of $64 billion, letters of credit and guarantees, and undrawn commitments for loans of $48 billion and potential future credit exposure to derivatives of $25 billion. Our net exposure to Europe was $64 billion, after taking into account $12 billion of collateral, primarily in cash, we hold against derivatives and the addition of trading securities of $11 billion held in our trading book. Our net exposure to Europe also reflected $1.7 billion of mitigation through credit default swaps, which are largely used to hedge single name exposures and market risk.

28        Royal Bank of Canada        Second Quarter 2016

Net European exposure by country (1)

	As at
	April 30 2016					January 31 2016	October 31 2015
(Millions of Canadian dollars)	Loans outstanding	Securities	Repo-style transactions	Derivatives	Total	Total	Total
U.K.	$10,178	$9,415	$578	$2,479	$22,650	$25,893	$20,964
Germany	1,045	8,493	20	423	9,981	9,729	9,496
France	553	3,872	5	724	5,154	4,866	4,533
Total U.K., Germany, France	$11,776	$21,780	$603	$3,626	$37,785	$40,488	$34,993
Greece	$–	$–	$–	$–	$–	$–	$–
Ireland	591	20	36	316	963	1,387	1,319
Italy	94	92	–	46	232	226	100
Portugal	7	5	–	11	23	10	9
Spain	368	77	–	107	552	561	439
Total Peripheral (2)	$1,060	$194	$36	$480	$1,770	$2,184	$1,867
Luxembourg	$711	$6,745	$14	$85	$7,555	$5,872	$4,890
Netherlands	1,006	2,681	6	799	4,492	4,126	4,983
Norway	344	3,888	–	22	4,254	5,065	4,886
Sweden	304	2,854	20	31	3,209	3,652	3,376
Switzerland	1,184	660	11	148	2,003	2,433	1,753
Other	1,178	1,270	24	168	2,640	3,131	3,345
Total Other Europe	$4,727	$18,098	$75	$1,253	$24,153	$24,279	$23,233
Total exposure to Europe	$17,563	$40,072	$714	$5,359	$63,708	$66,951	$60,093

(1)	Geographic profile is based on country of risk, which reflects our assessment of the geographic risk associated with a given exposure. Typically, this is the residence of the borrower.
(2)	Gross credit risk exposure to peripheral Europe is comprised of Greece $nil (January 31, 2016 – $nil), Ireland $17.1 billion (January 31, 2016 – $15.8 billion), Italy $0.4 billion (January 31, 2016 – $0.4 billion), Portugal $0.1 billion (January 31, 2016 – $0.4 billion), and Spain $1.3 billion (January 31, 2016 – $1.4 billion).

There have been no material changes to the nature of our exposures to Europe as described in the Credit Risk section of our 2015 Annual Report.

Q2 2016 vs. Q1 2016

Net credit risk exposure to Europe decreased $3.2 billion from last quarter, largely driven by decreased exposure in the U.K., Norway and Other, partly offset by an increase in Luxembourg. Our net exposure to peripheral Europe, which includes Greece, Ireland, Italy, Portugal and Spain, remained minimal, with total outstanding exposure decreasing $0.4 billion during the quarter to $1.8 billion.

Our European corporate loan book is managed on a global basis and the underwriting standards for this loan book reflect the same approach to the use of our balance sheet as we have applied in both Canada and the U.S. PCL taken during the quarter on this portfolio was not material. The gross impaired loans ratio of this loan book was 0.6%, up 10 bps from last quarter.

Net European exposure by client type

	As at
	April 30 2016												January 31 2016	October 31 2015
(Millions of Canadian dollars)	U.K.	Germany	France	Total U.K., Germany, France	Greece	Ireland	Italy	Portugal	Spain	Total Peripheral	Other Europe	Total Europe	Total Europe	Total Europe
Financials	$9,325	$7,716	$1,020	$18,061	$–	$184	$150	$7	$100	$441	$11,195	$29,697	$29,236	$27,835
Sovereign	4,152	728	3,449	8,329	–	20	–	4	103	127	8,794	17,250	19,565	14,815
Corporate	9,173	1,537	685	11,395	–	759	82	12	349	1,202	4,164	16,761	18,150	17,443
Total	$22,650	$9,981	$5,154	$37,785	$–	$963	$232	$23	$552	$1,770	$24,153	$63,708	$66,951	$60,093

Q2 2016 vs. Q1 2016

Our net exposure to Sovereign decreased $2.3 billion mainly due to decreases in the U.K., partly offset by increases in Other Europe. The increase in Financials of $0.5 billion was largely in Germany and the U.K., offset by decreases in Other Europe. The net exposure to Corporates decreased $1.4 billion mainly in Other Europe and U.K.

Royal Bank of Canada        Second Quarter 2016        29

Residential mortgages and home equity lines of credit (insured vs. uninsured)

Residential mortgages and home equity lines of credit are secured by residential properties. The following table presents a breakdown by geographic region:

	As at April 30, 2016
	Residential mortgages (1)					Home equity lines of credit (3)
(Millions of Canadian dollars, except percentage amounts)	Insured (2)		Uninsured		Total	Total
Region (4)
Canada
Atlantic provinces	$7,230	57%	$5,460	43%	$12,690	$2,029
Quebec	13,442	49	14,133	51	27,575	4,108
Ontario	40,320	41	57,060	59	97,380	16,409
Alberta	21,035	57	15,585	43	36,620	7,046
Saskatchewan and Manitoba	8,364	52	7,706	48	16,070	2,657
B.C. and territories	16,657	38	27,148	62	43,805	8,938
Total Canada (5)	$107,048	46%	$127,092	54%	$234,140	$41,187
U.S.	–	–	8,393	100	8,393	1,514
Other International	13	–	3,078	100	3,091	2,740
Total International	$13	–%	$11,471	100%	$11,484	$4,254
Total	$107,061	44%	$138,563	56%	$245,624	$45,441

	As at January 31, 2016
	Residential mortgages (1)					Home equity lines of credit (3)
(Millions of Canadian dollars, except percentage amounts)	Insured (2)		Uninsured		Total	Total
Region (4)
Canada
Atlantic provinces	$7,257	58%	$5,309	42%	$12,566	$2,033
Quebec	13,489	49	13,776	51	27,265	4,093
Ontario	40,783	42	55,742	58	96,525	16,195
Alberta	21,169	58	15,420	42	36,589	7,057
Saskatchewan and Manitoba	8,414	52	7,626	48	16,040	2,685
B.C. and territories	17,016	39	26,684	61	43,700	8,832
Total Canada (5)	$108,128	46%	$124,557	54%	$232,685	$40,895
U.S.	–	–	8,996	100	8,996	1,651
Other International	14	–	3,493	100	3,507	3,039
Total International	$14	–%	$12,489	100%	$12,503	$4,690
Total	$108,142	44%	$137,046	56%	$245,188	$45,585

(1)	The residential mortgages amounts exclude our third party mortgage-backed securities (MBS) of $405 million (January 31, 2016 – $440 million).
(2)	Insured residential mortgages are mortgages whereby our exposure to default is mitigated by insurance through the Canada Mortgage and Housing Corporation (CMHC) or other private mortgage default insurers.
(3)	HELOC includes revolving and non-revolving loans.
(4)	Refer to the Risk management section of our 2015 Annual Report for the definitions of these regions.
(5)	Total consolidated residential mortgages in Canada of $234 billion (January 31, 2016 – $233 billion) is largely comprised of $209 billion (January 31, 2016 – $208 billion) of residential mortgages and $6 billion (January 31, 2016 – $6 billion) of mortgages with commercial clients of which $3 billion (January 31, 2016 – $3 billion) are insured mortgages, both in Canadian Banking, and $19 billion (January 31, 2016 – $19 billion) of residential mortgages in Capital Markets held for securitization purposes.

Home equity lines of credit are uninsured and reported within the personal loan category. As at April 30, 2016, home equity lines of credit in Canadian Banking were $41 billion (January 31, 2016 – $41 billion). Approximately 98% of these home equity lines of credit (January 31, 2016 – 98%) are secured by a first lien on real estate, and 7% (January 31, 2016 – 7%) of the total homeline clients pay the scheduled interest payment only.

30        Royal Bank of Canada        Second Quarter 2016

Residential mortgages portfolio by amortization period

The following table provides a summary of the percentage of residential mortgages that fall within the remaining amortization periods based upon current customer payment amounts, which incorporate payments larger than the minimum contractual amount and/or higher frequency of payments:

	As at
	April 30 2016			January 31 2016
	Canada	U.S. and Other International	Total	Canada	U.S. and Other International	Total
Amortization period
≤ 25 years	75%	39%	73%	75%	39%	73%
> 25 years ≤ 30 years	24	59	26	23	60	25
> 30 years ≤ 35 years	1	2	1	2	1	2
> 35 years	–	–	–	–	–	–
Total	100%	100%	100%	100%	100%	100%

Average loan-to-value (LTV) ratio for newly originated and acquired uninsured residential mortgages and homeline products

The following table provides a summary of our average LTV ratio for newly originated and acquired uninsured residential mortgages and homeline products by geographic region:

	For the three months ended				For the six months ended
	April 30 2016		January 31 2016		April 30 2016
	Uninsured		Uninsured		Uninsured
	Residential mortgages (1)	Homeline products (2)	Residential mortgages (1)	Homeline products (2)	Residential mortgages (1)	Homeline products (2)
Region (3)
Atlantic provinces	73%	74%	74%	75%	73%	75%
Quebec	70	73	70	73	70	73
Ontario	70	69	70	69	70	69
Alberta	72	72	73	73	72	73
Saskatchewan and Manitoba	74	74	74	74	74	74
B.C. and territories	69	65	68	66	68	65
U.S.	72	n.m.	74	n.m.	73	n.m.
Other International	63	n.m.	63	n.m.	63	n.m.
Average of newly originated and acquired for the year (4), (5)	70%	69%	70%	69%	70%	69%
Total Canadian Banking residential mortgages portfolio (6)	56%	54%	55%	55%	56%	54%

(1)	Residential mortgages exclude residential mortgages within the homeline products.
(2)	Homeline products are comprised of both residential mortgages and home equity lines of credit.
(3)	Refer to the Risk management section of our 2015 Annual Report for the definitions of these regions.
(4)	The average LTV ratio for newly originated and acquired uninsured residential mortgages and homeline products is calculated on a weighted basis by mortgage amounts at origination.
(5)	For newly originated mortgages and homeline products, LTV is calculated based on the total facility amount for the residential mortgage and homeline product divided by the value of the related residential property.
(6)	Weighted by mortgage balances and adjusted for property values based on the Teranet – National Bank National Composite House Price Index.
n.m.	not meaningful

We employ a risk-based approach to property valuation. Property valuation methods include automated valuation models (AVM) and appraisals. An AVM is a tool that estimates the value of a property by reference to market data including sales of comparable properties and price trends specific to the Metropolitan Statistical Area in which the property being valued is located. Using a risk-based approach, we also employ appraisals which can include drive-by or full on-site appraisals.

We continue to actively manage our entire mortgage portfolio and perform stress testing, based on a combination of increasing unemployment, rising interest rates, and a downturn in real estate markets.

Royal Bank of Canada        Second Quarter 2016        31

Credit quality performance

Provision for (recovery of) credit loss

	For the three months ended			For the six months ended
(Millions of Canadian dollars, except percentage amounts)	April 30 2016	January 31 2016	April 30 2015	April 30 2016	April 30 2015
Personal & Commercial Banking	$279	$284	$235	$563	$487
Wealth Management	7	5	32	12	45
Capital Markets	123	120	15	243	20
Corporate Support and Other (1)	51	1	–	52	–
Total PCL	$460	$410	$282	$870	$552
Canada (2)
Residential mortgages	$8	$11	$5	$19	$13
Personal	117	116	97	233	193
Credit cards	113	103	94	216	186
Small business	9	8	9	17	18
Retail	247	238	205	485	410
Wholesale	45	117	11	162	39
PCL on impaired loans	292	355	216	647	449
U.S. (2), (3)
Retail	$–	$–	$1	$–	$1
Wholesale	112	38	10	150	17
PCL on impaired loans	112	38	11	150	18
Other International (2), (3)
Retail	$(1)	$20	$10	$19	$14
Wholesale	7	(3)	45	4	71
PCL on impaired loans	6	17	55	23	85
PCL on loans not yet identified as impaired	50	–	–	50	–
Total PCL	$460	$410	$282	$870	$552
PCL ratio
Total PCL ratio	0.36%	0.31%	0.25%	0.33%	0.24%
PCL on impaired loans ratio	0.32%	0.31%	0.25%	0.31%	0.24%
Personal & Commercial Banking	0.30%	0.30%	0.26%	0.30%	0.27%
Canadian Banking	0.30%	0.29%	0.25%	0.29%	0.25%
Caribbean Banking	0.32%	0.88%	1.06%	0.61%	1.00%
Wealth Management	0.06%	0.04%	0.73%	0.05%	0.51%
PCL ratio – loans	0.04%	0.02%	0.73%	0.03%	0.51%
PCL ratio – acquired credit-impaired loans	0.02%	0.02%	n.a.	0.02%	n.a.
Capital Markets	0.56%	0.53%	0.08%	0.54%	0.05%

(1)	PCL in Corporate Support and Other primarily comprised of PCL for loans not yet identified as impaired. For further information, refer to the How we measure and report our business segments section of our 2015 Annual Report.
(2)	Geographic information is based on residence of borrower.
(3)	Includes acquired credit-impaired loans.

Q2 2016 vs. Q2 2015

Total PCL increased $178 million, or 63% from a year ago. The total PCL ratio of 36 bps deteriorated 11 bps and is comprised of PCL on impaired loans ratio of 32 bps and PCL on loans not yet identified as impaired ratio of 4 bps.

PCL in Personal & Commercial Banking increased $44 million or 19%, and the PCL ratio of 30 bps deteriorated 4 bps, largely due to higher provisions in both our Canadian personal and commercial lending portfolios and higher write-offs in our Canadian credit cards portfolio. These were partially offset by lower provisions in Caribbean Banking.

PCL in Wealth Management decreased $25 million as the prior year included a provision on a single account related to our International Wealth Management business. In the current quarter, we recorded provisions of $7 million related to City National.

PCL in Capital Markets increased $108 million, primarily due to provisions taken in the oil & gas sector reflecting the sustained low oil price environment.

PCL in Corporate Support and Other increased mainly due to a $50 million increase in PCL for loans not yet identified as impaired, reflecting volume growth and ongoing economic uncertainty.

Q2 2016 vs. Q1 2016

Total PCL increased $50 million, or 12% from last quarter largely reflecting a $50 million increase in PCL for loans not yet identified as impaired as noted above. The PCL ratio of 36 bps deteriorated 5 bps. PCL on Impaired Loans of $410 million is unchanged from last quarter, as small increases in the Capital Markets and Wealth Management portfolios were offset by a decrease in the Personal & Commercial Banking portfolio.

PCL in Personal & Commercial Banking decreased $5 million or 2%, and the PCL ratio of 30 bps remained unchanged, mainly reflecting a decrease in provisions in our Caribbean Banking portfolios. This was partially offset by higher write-offs in our Canadian credit cards portfolio.

PCL in Wealth Management increased $2 million, reflecting provisions related to City National as noted above.

PCL in Capital Markets increased $3 million.

PCL in Corporate Support and Other increased $50 million reflecting the increase in PCL for loans not yet identified as impaired as noted above.

32        Royal Bank of Canada        Second Quarter 2016

Q2 2016 vs. Q2 2015 (Six months ended)

Total PCL increased $318 million, or 58% from the prior year. PCL ratio of 33 bps, deteriorated 9 bps.

PCL in Personal & Commercial Banking increased $76 million or 16%, and the PCL ratio of 30 bps deteriorated 3 bps, mainly due to higher provisions in both our Canadian personal and commercial lending portfolios and higher write-offs in our Canadian credit cards portfolio. These were partially offset by lower PCL in our Caribbean Banking portfolios.

PCL in Wealth Management decreased $33 million as the prior year included provisions on a couple of accounts related to our International Wealth Management business. We recorded provisions of $12 million in the current year related to City National.

PCL in Capital Markets increased $223 million, mainly due to provisions taken in the oil & gas sector reflecting the sustained low oil price environment.

PCL in Corporate Support and Other increased, reflecting the increase in PCL for loans not yet identified as impaired as noted above.

Gross impaired loans (GIL)

	As at
(Millions of Canadian dollars, except percentage amounts)	April 30 2016	January 31 2016	April 30 2015
Personal & Commercial Banking	$1,731	$1,817	$1,901
Wealth Management (1)	736	835	91
Capital Markets	1,234	466	151
Investor & Treasury Services	2	2	2
Total GIL	$3,703	$3,120	$2,145
Canada (2)
Retail	$651	$624	$675
Wholesale	591	604	490
GIL	1,242	1,228	1,165
U.S. (1), (2)
Retail	$42	$22	$10
Wholesale	1,568	876	99
GIL	1,610	898	109
Other International (2)
Retail	$330	$392	$360
Wholesale	521	602	511
GIL	851	994	871
Total GIL	$3,703	$3,120	$2,145
Impaired loans, beginning balance	$3,120	$2,285	$2,133
Classified as impaired during the period (new impaired) (3)	1,378	544	438
Net repayments (2), (3)	(148)	(175)	(44)
Amounts written off	(345)	(347)	(323)
Other (3), (4)	(302)	813	(59)
Impaired loans, balance at end of period (2)	$3,703	$3,120	$2,145
GIL ratio (5)
Total GIL ratio	0.71%	0.59%	0.46%
Personal & Commercial Banking	0.45%	0.48%	0.52%
Canadian Banking	0.28%	0.27%	0.32%
Caribbean Banking	8.14%	8.99%	9.23%
Wealth Management	1.54%	1.69%	0.51%
GIL ratio – loans	0.43%	0.40%	0.51%
GIL ratio – acquired credit-impaired loans	1.11%	1.29%	–%
Capital Markets	1.38%	0.52%	0.19%

(1)	Includes $531 million (January 31, 2016 – $636 million) related to acquired credit impaired loans, with over 80% covered by loss-sharing agreements with the Federal Deposit Insurance Corporation (FDIC). For further details refer to Notes 2 and 5 of our Condensed Financial Statements.
(2)	Geographic information is based on residence of borrower.
(3)	Certain GIL movements for Canadian Banking retail and wholesale portfolios are generally allocated to New Impaired, as Return to performing status, Net repayments, Sold, and Exchange and other movements amounts are not reasonably determinable. Certain GIL movements for Caribbean Banking retail and wholesale portfolios are generally allocated to Net repayments and New Impaired, as Return to performing status, Sold, and Exchange and other movements amounts are not reasonably determinable.
(4)	Includes Return to performing status during the year, Recoveries of loans and advances previously written off, Sold, and Exchange and other movements. Includes $680 million of acquired credit impaired loans from City National at the acquisition date.
(5)	GIL as a % of loans and acceptances.

Q2 2016 vs. Q2 2015

Total GIL increased $1,558 million or 73% from a year ago, and the GIL ratio of 71 bps increased 25 bps, largely reflecting higher impaired loans in our Capital Markets portfolio as well as acquired credit impaired loans (ACI) of $531 million related to our acquisition of City National, which contributed 10 bps to the increase. Over 80% of these ACI loans are covered by loss-sharing agreements with the FDIC. For further details on ACI loans, refer to Notes 2 and 5 of our Condensed Financial Statements.

GIL in Personal & Commercial Banking decreased $170 million, and the GIL ratio of 45 bps decreased 7 bps, mainly due to lower impaired loans in our Canadian commercial lending and residential mortgages portfolios, and in our Caribbean Banking portfolios.

Royal Bank of Canada        Second Quarter 2016        33

GIL in Wealth Management increased $645 million, mainly due to the inclusion of our acquisition of City National as noted above.

GIL in Capital Markets increased $1,083 million, primarily due to higher impaired loans in the oil and gas sector reflecting the sustained low oil price environment.

Q2 2016 vs. Q1 2016

Total GIL increased $583 million or 19% from the prior quarter, and the GIL ratio of 71 bps increased 12 bps largely reflecting higher impaired loans in our Capital Markets portfolio which was partially offset by lower impaired loans in Wealth Management and Personal & Commercial Banking.

GIL in Personal & Commercial Banking decreased $86 million, and the GIL ratio decreased 3 bps compared to the prior quarter, largely due to lower impaired loans in our Caribbean Banking portfolios, which was partially offset by higher impaired loans in our Canadian residential mortgages and personal loans portfolios.

GIL in Wealth Management decreased $99 million or 12%, mainly due to lower ACI loans related to City National.

GIL in Capital Markets increased $768 million, mainly due to higher impaired loans in the oil and gas sector, reflecting the sustained low oil price environment.

Allowance for credit losses (ACL)

	As at
(Millions of Canadian dollars)	April 30 2016	January 31 2016	April 30 2015
Allowance for impaired loans
Personal & Commercial Banking	$544	$587	$584
Wealth Management (1)	53	51	45
Capital Markets	251	146	37
Investor & Treasury Services	2	2	2
Total allowance for impaired loans	$850	$786	$668
Canada (2)
Retail	$156	$155	$147
Wholesale	214	200	139
Allowance for impaired loans	370	355	286
U.S. (1), (2)
Retail	$1	$1	$2
Wholesale	149	50	27
Allowance for impaired loans	150	51	29
Other International (2)
Retail	$165	$193	$168
Wholesale	165	187	185
Allowance for impaired loans	330	380	353
Total allowance for impaired loans	$850	$786	$668
Allowance for loans not yet identified as impaired	1,512	1,474	1,460
Total ACL	$2,362	$2,260	$2,128

(1)	Effective Q1 2016, includes ACL related to acquired credit-impaired loans from our acquisition of City National.
(2)	Geographic information is based on residence of borrower.

Q2 2016 vs. Q2 2015

Total ACL increased $234 million or 11% from a year ago, mainly related to higher ACL in Capital Markets consistent with PCL recorded in the current quarter, and a $50 million increase in the allowance for loans not yet identified as impaired. These factors were partially offset by lower ACL in Personal & Commercial Banking.

Q2 2016 vs. Q1 2016

Total ACL increased $102 million or 5% from last quarter, mainly related to higher ACL in Capital Markets consistent with PCL recorded in the current quarter, and an increase in the allowance for loans not yet identified as impaired as noted above. These factors were partially offset by lower ACL in Personal & Commercial Banking.

Market risk

Market risk is defined to be the impact of market prices upon our financial condition. This includes potential gains or losses taken through revenue or Other Comprehensive Income due to changes in market determined variables such as interest rates, credit spreads, equity prices, commodity prices, foreign exchange rates and implied volatilities. There have been no material changes to our Market Risk Framework from the framework described in our 2015 Annual Report. We continue to manage the controls and governance procedures that ensure that our market risk exposure is consistent with risk appetite constraints set by the Board. These controls include limits on probabilistic measures of potential loss in trading positions, such as Value-at-Risk (VaR) and Stressed Value-at-Risk (SVaR). For further details of our approach to the management of market risk, refer to the Market risk section of our 2015 Annual Report.

Market risk controls are also in place to manage structural interest rate risk (SIRR) arising from non-trading positions. Factors contributing to SIRR include the mismatch between future asset and liability repricing dates, relative changes in asset and liability

34        Royal Bank of Canada        Second Quarter 2016

rates, and product features that could affect the expected timing of cash flows, such as options to pre-pay loans or redeem term deposits prior to contractual maturity. To monitor and control SIRR, the Bank assesses two primary financial metrics, 12-month Net Interest Income (NII) risk and Economic Value of Equity (EVE) risk, under a range of market shocks and scenarios. There has been no material change to the SIRR measurement methodology, controls, or limits from those described in our 2015 Annual Report.

Market risk measures – FVTPL positions

VaR and SVaR

The following table presents our Market risk VaR and Market risk SVaR figures.

	April 30, 2016				January 31, 2016		April 30, 2015
	As at Apr. 30	For the three months ended			As at Jan. 31	For the three months ended	As at Apr. 30	For the three months ended
(Millions of Canadian dollars)		Average	High	Low		Average		Average
Equity	$13	$18	$28	$11	$21	$22	$9	$11
Foreign exchange	5	5	8	4	4	4	4	4
Commodities	2	3	4	2	2	3	3	4
Interest rate	18	22	32	15	29	24	26	29
Credit specific (1)	7	5	7	4	5	6	8	8
Diversification (2)	(15)	(16)	(22)	(11)	(18)	(19)	(21)	(22)
Market risk VaR	$30	$37	$51	$25	$43	$40	$29	$34
Market risk Stressed VaR	$86	$102	$147	$53	$114	$106	$86	$105

	April 30, 2016				April 30, 2015
	As at Apr. 30	For the six months ended			As at Apr. 30	For the six months ended
(Millions of Canadian dollars)		Average	High	Low		Average
Equity	$13	$20	$32	$11	$9	$10
Foreign exchange	5	5	8	4	4	4
Commodities	2	3	4	2	3	4
Interest rate	18	23	32	15	26	28
Credit specific (1)	7	5	7	4	8	8
Diversification (2)	(15)	(17)	(23)	(11)	(21)	(21)
Market risk VaR	$30	$39	$53	$25	$29	$33
Market risk SVaR	$86	$104	$150	$53	$86	$106

(1)	General credit spread risk is measured under interest rate VaR while credit specific risk captures issuer-specific credit spread volatility.
(2)	Market risk VaR is less than the sum of the individual risk factor VaR results due to portfolio diversification.

Q2 2016 vs. Q2 2015

Average market risk VaR of $37 million was up $3 million compared to the prior year, mainly reflecting an increase due to foreign exchange translation. An increase in equity risk was largely offset by reduced inventories in fixed income and securitized product portfolios, as reflected in the lower averages for interest rate and credit specific VaR. The higher average VaR in the current quarter also reflected the heightened equity market volatility observed at the start of this calendar year in the historical window used to calculate VaR.

Average SVaR of $102 million was down $3 million compared to last year largely due to reduced risk in certain legacy businesses over the year, partially offset by an increase due to foreign exchange translation.

Q2 2016 vs. Q1 2016

Average market risk VaR of $37 million was down $3 million compared to the prior quarter, mainly reflecting a lower impact from foreign exchange translation and reduced client activity in our equity derivatives trading business. A reduction in fixed income and securitized product exposures further contributed to the decrease, as reflected in the lower averages for interest rate and credit specific VaR.

Average SVaR of $102 million was down $4 million compared to the prior quarter largely reflecting a lower impact from foreign exchange translation and reduced client activity in our equity derivatives trading business as noted above.

Q2 2016 vs. Q2 2015 (Six months ended)

Average market risk VaR of $39 million was up $6 million compared to the prior year, largely reflecting an increase due to foreign exchange translation. Higher equity risk driven by increased client activity in our equity derivatives trading business was largely offset by reduced inventories in fixed income and securitized product portfolios.

Average SVaR of $104 million was relatively flat compared to the prior year.

Royal Bank of Canada        Second Quarter 2016        35

The following chart graphically displays a bar chart of our daily trading profit and loss and a line chart of our daily Market risk VaR. We incurred net trading losses on 2 days during the quarter totalling $39 million, as compared to 3 days of losses totalling $13 million in the first quarter of 2016, with none of the losses exceeding VaR. The losses early in the current quarter were largely driven by volatility in equities and credit spreads resulting from global growth concerns that persisted from the prior quarter.

Market risk measures for other FVTPL positions – Assets and liabilities of RBC Insurance

We offer a range of insurance products to clients and hold investments to meet the future obligations to policyholders. The investments which support actuarial liabilities are predominantly fixed income assets designated as fair value through profit or loss (FVTPL). Consequently, changes in the fair values of these assets are recorded in investment income in the consolidated statements of income and are largely offset by changes in the fair value of the actuarial liabilities, the impact of which is reflected in insurance policyholder benefits and claims. As at April 30, 2016, we had liabilities with respect to insurance obligations of $8.6 billion and trading securities of $6.7 billion in support of the liabilities.

Market risk measures – Structural Interest Rate Positions

The following table shows the potential before-tax impact of an immediate and sustained 100 bps increase or decrease in interest rates on projected 12-month NII and EVE for the Bank’s non-trading balance sheet, assuming no subsequent hedging. Rate floors are applied within the declining rates scenarios, with floor levels set based on global rate movement experience. Interest rate risk measures are based upon interest rate exposures at a specific time and continuously change as a result of business activities and risk management actions.

	April 30 2016						January 31 2016		April 30 2015
	Economic value of equity risk			Net interest income risk (1)
(Millions of Canadian dollars)	Canadian dollar impact	U.S. dollar impact (2)	Total	Canadian dollar impact	U.S. dollar impact (2)	Total	Economic value of equity risk	Net interest income risk (1)	Economic value of equity risk	Net interest income risk (1)
Before-tax impact of:
100bps increase in rates	$(1,199)	$7	$(1,192)	$258	$163	$421	$(1,286)	$427	$(877)	$357
100bps decrease in rates	931	(360)	571	(328)	(122)	(450)	593	(457)	622	(353)

(1)	Represents the 12-month Net interest income exposure to an instantaneous and sustained shift in interest rates.
(2)	Represents the impact on the non-trading portfolios held in our U.S. banking operations.

As at April 30, 2016, an immediate and sustained -100 bps shock would have had a negative impact to the Bank’s NII of $450 million, down from $457 million last quarter. An immediate and sustained +100bps shock as at April 30, 2016 would have had a negative impact to the Bank’s EVE of $1,192 million, down from $1,286 million last quarter. There was no material quarter-over-quarter change to the NII risk profile. The quarter-over-quarter decrease in EVE risk is primarily attributed to growth of low-rate USD deposits. During the second quarter of 2016, NII and EVE risks were maintained well within approved limits.

Market risk measures for other material non-trading portfolios

AFS securities

We held $59 billion of securities classified as AFS as at April 30, 2016, unchanged from January 31, 2016. We hold debt securities designated as AFS primarily as investments and to manage liquidity and interest rate risk in our non-trading banking activity. Certain legacy debt portfolios are also classified as AFS. As at April 30, 2016, our portfolio of AFS securities exposes us to interest rate risk of

36        Royal Bank of Canada        Second Quarter 2016

a pre-tax loss of $5.0 million as measured by the change in the value of the securities for a one basis point parallel increase in yields. The portfolio also exposes us to credit spread risk of a pre-tax loss of $15.3 million, as measured by the change in value for a one basis point widening of credit spreads. Changes in the value of these securities are reported in other comprehensive income. The value of the AFS securities included in our Structural Interest Rate Risk measure as at April 30, 2016 was $44.4 billion. Our AFS securities also include equity exposures of $1.7 billion as at April 30, 2016, down from $1.8 billion in the prior quarter.

Derivatives related to non-trading activity

Derivatives are also used to hedge market risk exposures unrelated to our trading activity. In aggregate, derivative assets not related to trading activity of $6.0 billion as at April 30, 2016 were down from $9.0 billion last quarter, and derivative liabilities of $4.9 billion as at April 30, 2016 were down from $5.4 billion last quarter.

Non-trading derivatives in hedge accounting relationships

The derivative assets and liabilities described above include derivative assets in a designated hedge accounting relationship of $2.8 billion as at April 30, 2016, down from $3.4 billion in the last quarter, and derivative liabilities of $1.7 billion as at April 30, 2016, down from $2.5 billion in the last quarter. These derivative assets and liabilities are included in our Structural Interest Rate Risk measure and other internal non-trading market risk measures. We use interest rate swaps to manage our AFS securities and structural interest rate risk, as described above. To the extent these swaps are considered effective hedges, changes in their fair value are recognized in other comprehensive income. The interest rate risk for the designated cash flow hedges, measured as the change in the fair value of the derivatives for a one basis point parallel increase in yields, was $4.0 million as of April 30, 2016.

Interest rate swaps are also used to hedge changes in the fair value of certain fixed-rate instruments. Changes in fair value of the interest rate swaps and the hedged instruments that are related to interest rate movements are reflected in income.

We also use foreign exchange derivatives to manage our exposure to equity investments in subsidiaries that are denominated in foreign currencies, particularly the U.S. dollar and British pound. Changes in the fair value of these hedges and the cumulative translation adjustment related to our structural foreign exchange risk are reported in other comprehensive income.

Other non-trading derivatives

Derivatives including interest rate swaps and foreign exchange derivatives, that are not in designated hedge accounting relationships are used to manage other non-trading exposures. These derivatives have been designated as FVTPL, with changes in the fair value of these derivatives reflected in income. Derivative assets of $3.2 billion as at April 30, 2016 on these trades were down from $5.6 billion last quarter, and derivative liabilities of $3.2 billion as at April 30, 2016 were up from $2.9 billion last quarter.

Non-trading foreign exchange rate risk

Foreign exchange rate risk is the potential adverse impact on earnings and economic value due to changes in foreign currency rates. Our revenue, expenses and income denominated in currencies other than the Canadian dollar are subject to fluctuations as a result of changes in the value of the average Canadian dollar relative to the average value of those currencies. Our most significant exposure is to the U.S. dollar, due to our level of operations in the U.S. and other activities conducted in U.S. dollars. Other significant exposures are to the British pound and the Euro, due to our activities conducted internationally in these currencies. A strengthening or weakening of the Canadian dollar compared to the U.S. dollar, British pound and the Euro could reduce or increase, as applicable, the translated value of our foreign currency denominated revenue, expenses and earnings and could have a significant effect on the results of our operations. We are also exposed to foreign exchange rate risk arising from our investments in foreign operations. For unhedged equity investments, when the Canadian dollar appreciates against other currencies, the unrealized translation losses on net foreign investments decreases our shareholders’ equity through the other components of equity and decreases the translated value of the RWA of the foreign currency-denominated asset. The reverse is true when the Canadian dollar depreciates against other currencies. Consequently, we consider these impacts in selecting an appropriate level of our investments in foreign operations to be hedged.

Our overall trading and non-trading market risk objectives, policies and methodologies have not changed significantly from 2015.

Royal Bank of Canada        Second Quarter 2016        37

Linkage of market risk to selected balance sheet items

The following table provides the linkages between selected balance sheet items with positions included in our trading market risk and non-trading market risk disclosures, which illustrates how we manage market risk for our assets and liabilities through different risk measures.

	As at April 30, 2016
		Market risk measure
(Millions of Canadian dollars)	Balance sheet amount	Traded risk (1)	Non-traded risk (2)	Non-traded risk primary risk sensitivity
Assets subject to market risk
Cash and due from banks (3)	$14,845	$7,240	$7,605	Interest rate
Interest-bearing deposits with banks (4)	29,229	17,222	12,007	Interest rate
Securities
Trading (5)	151,952	144,814	7,138	Interest rate, credit spread
Available-for-sale (6)	72,419	–	72,419	Interest rate, credit spread, equity
Assets purchased under reverse repurchase agreements and securities borrowed (7)	184,825	184,574	251	Interest rate
Loans
Retail (8)	359,863	8,616	351,247	Interest rate
Wholesale (9)	150,602	133	150,469	Interest rate
Allowance for loan losses	(2,271)	–	(2,271)	Interest rate
Segregated fund net assets (10)	882	–	882	Interest rate
Derivatives	115,298	109,347	5,951	Interest rate, foreign exchange
Other assets (11)	66,540	19,951	46,589	Interest rate
Assets not subject to market risk (12)	6,173
Total assets	$1,150,357	$491,897	$652,287
Liabilities subject to market risk
Deposits (13)	$741,454	$131,841	$609,613	Interest rate
Segregated fund liabilities (14)	882	–	882	Interest rate
Other
Obligations related to securities sold short	47,121	47,121	–
Obligations related to assets sold under repurchase agreements and securities loaned	96,574	96,574	–	Interest rate
Derivatives	116,479	111,605	4,874	Interest rate, foreign exchange
Other liabilities (15)	62,999	18,902	44,097	Interest rate
Subordinated debentures	9,564	–	9,564	Interest rate
Liabilities not subject to market risk (16)	7,158
Total liabilities	$1,082,231	$406,043	$669,030
Total equity	$68,126
Total liabilities and equity	$1,150,357

(1)	Traded risk includes FVTPL positions whose revaluation gains and losses are reported in revenue. Market risk measures of VaR, SVaR and Stress testing are used as risk controls for traded risk.
(2)	Non-traded risk includes positions used in the management of the SIRR and other non-trading portfolios. Other material non-trading portfolios include positions from our Insurance business and AFS securities not included in SIRR.

The following footnotes provide additional information on the Non-traded risk amounts:

(3)	Cash and due from banks includes $6,589 million included in SIRR. An additional $1,016 million is included in other risk controls.
(4)	Interest-bearing deposits with banks of $12,007 million are included in SIRR.
(5)	Trading securities include $7,138 million in securities used in the management of the SIRR of RBC Insurance, which is not included in our disclosed SIRR measure.
(6)	Includes available-for-sale securities of $59,228 million and held-to-maturity securities of $13,191 million. $57,549 million of the total securities are included in SIRR. An additional $1,513 million are held by our insurance businesses that do not contribute to our disclosed SIRR measures. The remaining $13,357 million are captured in other internal non-trading market risk reporting.
(7)	Assets purchased under reverse repurchase agreements include $251 million reflected in SIRR.
(8)	Retail loans include $351,247 million reflected in SIRR.
(9)	Wholesale loans include $149,191 million reflected in SIRR. An additional $1,278 million is used in the management of the SIRR of RBC Insurance.
(10)	Investments for the account of segregated fund holders are included in the management of the SIRR of RBC Insurance.
(11)	Other assets include $42,523 million reflected in SIRR. An additional $4,066 million is used in the management of the SIRR of RBC Insurance.
(12)	Assets not subject to market risk include $6,173 million of physical and other assets.
(13)	Deposits include $609,613 million reflected in SIRR.
(14)	Insurance and investment contracts for the account of segregated fund holders are included in the management of the SIRR of RBC Insurance.
(15)	Other liabilities include $10,611 million used in the management of the SIRR of RBC Insurance and $33,486 million contribute to our SIRR measure.
(16)	Liabilities not subject to market risk include $7,158 million of payroll related and other liabilities.

38        Royal Bank of Canada        Second Quarter 2016

	As at January 31, 2016
		Market risk measure
(Millions of Canadian dollars)	Balance sheet amount	Traded risk (1)	Non-traded risk (2)	Non-traded risk primary risk sensitivity
Assets subject to market risk
Cash and due from banks (3)	$17,050	$10,193	$6,857	Interest rate
Interest-bearing deposits with banks (4)	24,636	16,179	8,457	Interest rate
Securities
Trading (5)	161,442	154,671	6,771	Interest rate, credit spread
Available-for-sale (6)	72,269	–	72,269	Interest rate, credit spread, equity
Assets purchased under reverse repurchase agreements and securities borrowed (7)	196,295	195,897	398	Interest rate
Loans
Retail (8)	360,763	8,711	352,052	Interest rate
Wholesale (9)	157,592	149	157,443	Interest rate
Allowance for loan losses	(2,169)	–	(2,169)	Interest rate
Segregated fund net assets (10)	839	–	839	Interest rate
Derivatives	132,560	123,521	9,039	Interest rate, foreign exchange
Other assets (11)	73,185	26,199	46,986	Interest rate
Assets not subject to market risk (12)	5,890
Total assets	$1,200,352	$535,520	$658,942
Liabilities subject to market risk
Deposits (13)	$769,568	$156,819	$612,749	Interest rate
Segregated fund liabilities (14)	839	–	839	Interest rate
Other
Obligations related to securities sold short	51,931	51,931	–
Obligations related to assets sold under repurchase agreements and securities loaned (15)	99,310	99,198	112	Interest rate
Derivatives	132,023	126,572	5,451	Interest rate, foreign exchange
Other liabilities (16)	59,319	20,447	38,872	Interest rate
Subordinated debentures	9,854	–	9,854	Interest rate
Liabilities not subject to market risk (17)	7,620
Total liabilities	$1,130,464	$454,967	$667,877
Total equity	$69,888
Total liabilities and equity	$1,200,352

(1)	Traded risk includes FVTPL positions whose revaluation gains and losses are reported in revenue. Market risk measures of VaR, SVaR and Stress testing are used as risk controls for traded risk.
(2)	Non-traded risk includes positions used in the management of the SIRR and other non-trading portfolios. Other material non-trading portfolios include positions from our Insurance business and AFS securities not included in SIRR.

The following footnotes provide additional information on the Non-traded risk amounts:

(3)	Cash and due from banks includes $6,181 million included in SIRR. An additional $676 million is included in other risk controls.
(4)	Interest-bearing deposits with banks of $8,457 million are included in SIRR.
(5)	Trading securities include $6,771 million in securities used in the management of the SIRR of RBC Insurance, which is not included in our disclosed SIRR measure.
(6)	Includes available-for-sale securities of $59,032 million and held-to-maturity securities of $13,237 million. $58,675 million of the total securities are included in SIRR. An additional $1,524 million are held by our insurance businesses that do not contribute to our disclosed SIRR measures. The remaining $12,070 million are captured in other internal non-trading market risk reporting.
(7)	Assets purchased under reverse repurchase agreements include $398 million reflected in SIRR.
(8)	Retail loans include $352,052 million reflected in SIRR.
(9)	Wholesale loans include $156,208 million reflected in SIRR. An additional $1,235 million is used in the management of the SIRR of RBC Insurance.
(10)	Investments for the account of segregated fund holders are included in the management of the SIRR of RBC Insurance.
(11)	Other assets include $43,010 million reflected in SIRR. An additional $3,976 million is used in the management of the SIRR of RBC Insurance.
(12)	Assets not subject to market risk include $5,890 million of physical and other assets.
(13)	Deposits include $612,749 million reflected in SIRR.
(14)	Insurance and investment contracts for the account of segregated fund holders are included in the management of the SIRR of RBC Insurance.
(15)	Obligations related to assets sold under repurchase agreements include $112 million reflected in SIRR.
(16)	Other liabilities include $10,248 million used in the management of the SIRR of RBC Insurance and $28,624 million contribute to our SIRR measure.
(17)	Liabilities not subject to market risk include $7,620 million of payroll related and other liabilities.

Liquidity and funding risk

There have been no material changes to our Liquidity Risk Management Framework as described in our 2015 Annual Report. We continue to maintain liquidity and funding that is appropriate for the execution of our strategy and position ourselves for the implementation of pending regulatory reforms in the jurisdictions we operate. Our liquidity and funding risk remains well within our risk appetite.

Regulatory environment

There have been no material changes to the regulatory environment as described in our 2015 Annual Report. For a discussion on regulatory developments, refer to the Economic, market and regulatory review and outlook section of this Q2 2016 Report to Shareholders.

Risk measurement

Liquidity risk is measured by applying scenario-specific assumptions to our assets and liabilities and off-balance sheet commitments to derive expected cash flow profiles over varying time horizons. Thus, the liquidity cash flow profile of a particular product may differ from those derived based on its contractual figures. For instance, holdings of unencumbered high-quality government bonds are

Royal Bank of Canada        Second Quarter 2016        39

considered a ready and reliable source of cash inflows prior to their contractual maturities. Risk methodologies and assumptions are periodically reviewed and validated to ensure alignment with our operating environment, expected economic and market conditions, rating agency preferences, regulatory requirements and accepted practices.

To manage within our liquidity risk appetite, we set limits on various metrics reflecting a range of time horizons and severity of stress conditions. For further details on our methodologies and measurement, refer to the Liquidity and funding risk section of our 2015 Annual Report.

Risk profile

As at April 30, 2016, relationship-based deposits, which are the primary source of funding for retail loans and mortgages, were $472 billion or 53% of our total funding (January 31, 2016 – $478 billion or 52%). Funding for highly liquid assets consisted primarily of short-term wholesale funding that reflects the expected monetization period of these assets. This wholesale funding is comprised of unsecured short-term liabilities of $102 billion and secured (repos and short sales) liabilities of $161 billion, and represented 11% and 18% of total funding as at April 30, 2016, respectively (January 31, 2016 – $122 billion and $170 billion or 13% and 18% of total funding, respectively). Long-term wholesale funding is mostly used to fund less liquid wholesale assets and support liquidity asset buffers. Additional quantitative information is provided in the Funding section below.

As at April 30, 2016, we held earmarked contingency liquidity assets of $15 billion, with $9 billion and $6 billion which were denominated in U.S. and Canadian dollars, respectively (January 31, 2016 – $16 billion, with $10 billion and $6 billion which were denominated in U.S. and Canadian dollars, respectively). During the quarter ended April 30, 2016, we held on average $16 billion, of which $10 billion was in U.S. currency and $6 billion was in Canadian currency (January 31, 2016 – $16 billion, of which $10 billion was in U.S. currency and $6 billion was in Canadian currency). We also held a derivatives pledging liquid asset buffer of US$4 billion as at April 30, 2016 to mitigate the volatility of our net pledging requirements for derivatives trading (January 31, 2016 – US$4 billion). This buffer averaged US$4 billion during the quarter ended April 30, 2016 (January 31, 2016 – US$4 billion). These assets are included in our high-quality liquid asset (HQLA) pool.

Liquidity Coverage Ratio

The Liquidity Coverage Ratio (LCR) is a Basel III metric that measures the sufficiency of HQLA available to meet liquidity needs over a 30 day period in an acute stress scenario. OSFI adopted a minimum LCR requirement of 100% for Canadian banks in the Liquidity Adequacy Requirements (LAR) Guideline, effective January 1, 2015. Our disclosed LCR is the average of month-end positions during the quarter, and is shown using the Basel III template.

40        Royal Bank of Canada        Second Quarter 2016

Liquidity coverage ratio common disclosure template (1)
	As at
	April 30 2016		January 31 2016 (2)
(Millions of Canadian dollars, except percentage amount)	Total unweighted value (average)	Total weighted value (average)	Total unweighted value (average)	Total weighted value (average)
High-quality liquid assets
Total high-quality liquid assets (HQLA)		$217,656		$211,911
Cash outflows
Retail deposits and deposits from small business customers, of which: (3)	$209,340	$16,087	$208,696	$16,236
Stable deposits (4)	69,254	2,078	66,203	1,987
Less stable deposits	140,086	14,009	142,493	14,249
Unsecured wholesale funding, of which:	228,012	97,842	232,904	101,341
Operational deposits (all counterparties) and deposits (5) in networks of cooperative banks	104,278	25,048	104,370	25,084
Non-operational deposits	106,171	55,231	111,159	58,882
Unsecured debt	17,563	17,563	17,375	17,375
Secured wholesale funding		27,019		29,209
Additional requirements, of which:	215,163	56,572	228,127	62,023
Outflows related to derivative exposures and other collateral requirements	47,248	23,556	53,044	26,260
Outflows related to loss of funding on debt products	4,800	4,800	5,978	5,978
Credit and liquidity facilities	163,115	28,216	169,105	29,785
Other contractual funding obligations (6)	28,975	28,975	27,618	27,618
Other contingent funding obligations (7)	437,877	6,384	440,424	6,331
Total cash outflows		$232,879		$242,758
Cash inflows
Secured lending (e.g. reverse repos)	$137,022	$30,715	$121,619	$30,550
Inflows from fully performing exposures	11,414	6,968	12,106	8,024
Other cash inflows	31,902	31,902	37,612	37,612
Total Cash inflows		$69,585		$76,186

		Total adjusted value		Total adjusted value
Total HQLA		$217,656		$211,911
Total net cash outflows		163,294		166,572
Liquidity coverage ratio		133%		127%

(1)	LCR is calculated in accordance with OSFI’s LAR guideline, which, in turn, reflects liquidity-related requirements issued by the BCBS.
(2)	Prior period amounts have been revised from those previously presented.
(3)	Excludes deposits with 0% cash outflow rates.
(4)	As defined by BCBS, stable deposits from retail and small business customers are deposits that are insured and are either held in transactional accounts or the bank has an established relationship with the client making the withdrawal unlikely.
(5)	Operational deposits from non-retail and non-small and medium-sized enterprise customers are deposits which clients need to keep with the bank in order to facilitate their access and ability to use payment and settlement systems primarily for clearing, custody and cash management activities.
(6)	Other contractual funding obligations primarily include outflows from unsettled securities trades and outflows from obligations related to securities sold short.
(7)	Other contingent funding obligations include outflows related to other off-balance sheet facilities that carry low LCR runoff factors (0% – 5%).

We manage our LCR position within a target range that reflects our liquidity risk tolerance and takes into account business mix, asset composition and funding capabilities. The range is subject to periodic review in light of changes to internal requirements and external developments.

We maintain HQLAs in major currencies with dependable market depth and breadth. Our treasury management practices ensure that the levels of HQLA, including contingency and cash management liquid assets, are actively managed to meet our target LCR objectives. Our Level 1 assets, as calculated according to OSFI LAR and the BCBS LCR requirements, represent 81% of total HQLA. These assets consist of cash, placements with central banks, and highly rated securities issued or guaranteed by governments, central banks and supra-national entities.

LCR captures cash flows from on- and off-balance sheet activities that are either expected or could potentially occur within 30 days in an acute stress scenario. Cash outflows are derived by applying withdrawal and non-renewal factors to demand and term deposits which are differentiated by client type (wholesale, retail and small- and medium-sized enterprises). Cash outflows also arise from business activities that create contingent funding and collateral requirements, such as repo funding, derivatives, short sales of securities and the extension of credit and liquidity commitments to client. Cash inflows arise primarily from maturing secured loans, interbank loans and non-HQLA securities.

LCR does not reflect any market funding capacity that management believes would be available to the Bank in a stress situation. All maturing wholesale debt is assigned 100% outflow in the LCR calculation.

Q2 2016 vs. Q1 2016

As at April 30, 2016, our LCR was 133%, which translates into a surplus of approximately $54 billion, which is $9 billion higher than our surplus in the last quarter. The increase was largely attributed to higher HQLA as a result of higher long-term funding and deposits.

Royal Bank of Canada        Second Quarter 2016        41

Liquidity reserve and asset encumbrance

As recommended by the Enhanced Disclosure Task Force (EDTF), the following tables provide summaries of our liquidity reserve and asset encumbrance. In both tables, unencumbered assets represent, for the most part, a ready source of funding that can be accessed quickly, when required. For the purpose of constructing the following tables, encumbered assets include: (i) bank-owned liquid assets that are either pledged as collateral (e.g. repo financing and derivative pledging) or not freely available due to regulatory or internal policy requirements (e.g. earmarked to satisfy mandatory reserve or local capital adequacy requirements and to maintain continuous access to payment and settlement systems); (ii) securities received as collateral from securities financing and derivative transactions which have either been re-hypothecated where permissible (e.g. to obtain financing through repos or to cover securities sold short) or have no liquidity value since re-hypothecation is prohibited; and (iii) illiquid assets that have been securitized and sold into the market or that have been pledged as collateral in support of structured term funding vehicles. We do not include encumbered assets as a source of available liquidity in measuring liquidity risk. Unencumbered assets are the difference between total and encumbered assets from both on- and off-balance sheet sources.

Liquidity reserve

In the liquidity reserve table, available liquid assets consist of on-balance sheet cash and securities holdings as well as securities received as collateral from securities financing (reverse repos and off-balance sheet collateral swaps) and derivative transactions and constitute the preferred source for quickly accessing liquidity. The other component of our liquidity reserve consists primarily of uncommitted and undrawn central bank credit facilities that could be accessed under exceptional circumstances provided certain pre-conditions could be met and where advances could be supported by eligible assets (e.g. certain unencumbered loans) not included in the liquid assets category.

42        Royal Bank of Canada        Second Quarter 2016

Liquidity reserve (1)

	As at April 30, 2016
(Millions of Canadian dollars)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets
Cash and holding at central banks	$32,191	$–	$32,191	$1,676	$30,515
Deposits in other banks available overnight	2,497	–	2,497	295	2,202
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks (2), (3)	290,247	19,952	310,199	146,084	164,115
Other (2)	135,699	29,459	165,158	73,981	91,177
Liquidity assets eligible at central banks (not included above) (4)	565	–	565	–	565
Undrawn credit lines granted by central banks (5)	13,336	–	13,336	–	13,336
Other assets eligible as collateral for discount (6)	135,504	–	135,504	–	135,504
Other liquid assets (7)	18,533	–	18,533	18,533	–
Total liquid assets	$628,572	$49,411	$677,983	$240,569	$437,414

	As at January 31, 2016
(Millions of Canadian dollars)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets
Cash and holding at central banks	$29,205	$–	$29,205	$1,903	$27,302
Deposits in other banks available overnight	3,793	–	3,793	292	3,501
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks (2), (3)	294,921	24,288	319,209	147,715	171,494
Other (2)	146,338	31,417	177,755	83,845	93,910
Liquidity assets eligible at central banks (not included above) (4)	638	–	638	–	638
Undrawn credit lines granted by central banks (5)	12,718	–	12,718	–	12,718
Other assets eligible as collateral for discount (6)	136,646	–	136,646	–	136,646
Other liquid assets (7)	23,584	–	23,584	23,584	–
Total liquid assets	$647,843	$55,705	$703,548	$257,339	$446,209

	As at
(Millions of Canadian dollars)	April 30 2016	January 31 2016
Royal Bank of Canada	$256,429	$260,636
Foreign branches	64,506	65,828
Subsidiaries	116,479	119,745
Total unencumbered liquid assets	$437,414	$446,209

(1)	Information is provided from an enterprise-wide perspective and amounts shown are based on face value. In managing liquidity risk, we consider legal, regulatory, tax and other constraints that may impede transferability of liquidity among RBC units.
(2)	The Bank-owned liquid assets amount includes securities owned outright by the Bank or acquired via on-balance sheet securities finance transactions.
(3)	Includes liquid securities issued by provincial governments and U.S. government sponsored entities working under U.S. Federal government’s conservatorship (e.g. Federal National Mortgage Association and Federal Home Loan Mortgage Corporation).
(4)	Includes Auction Rate Securities.
(5)	Includes loans that qualify as eligible collateral for the discount window facility available to us at the Federal Reserve Bank of New York. Amounts are face value and would be subject to collateral margin requirements applied by the Federal Reserve Bank to determine collateral value/borrowing capacity. Access to the discount window borrowing program is conditional on meeting requirements set by the Federal Reserve Bank and borrowings are typically expected to be infrequent and due to uncommon occurrences requiring temporary accommodation.
(6)	Represents our unencumbered Canadian dollar non-mortgage loan book (at face value) that could, subject to satisfying conditions precedent to borrowing and application of prescribed collateral margin requirements, be pledged to the Bank of Canada for advances under its Emergency Lending Assistance (ELA) program. ELA and other central bank facilities are not considered sources of available liquidity in our normal liquidity risk profile but could in extraordinary circumstances, where normal market liquidity is seriously impaired, allow us and other banks to monetize assets eligible as central bank collateral to meet requirements and mitigate further market liquidity disruption.
(7)	Represents pledges related to OTC and exchange-traded derivative transactions.

Q2 2016 vs. Q1 2016

Total liquid assets decreased $26 billion or 4%, mainly due to the impact of foreign currency translation and shifts in client collateral mix.

Asset encumbrance

The Asset encumbrance table provides a comprehensive view of the assets available to the Bank, not just the liquidity reserve, and identifies assets already pledged as well as those available for use as collateral (including unencumbered assets from the Liquidity reserve table) for secured funding purposes. A portion of assets, such as mortgage and credit card receivables can be monetized, however, this generally requires more lead time than liquid assets. As at April 30, 2016, our assets available as collateral comprised 68% of our total liquid assets.

Royal Bank of Canada        Second Quarter 2016        43

Asset encumbrance (1)

	As at
	April 30 2016					January 31 2016
	Encumbered		Unencumbered			Encumbered		Unencumbered
(Millions of Canadian dollars)	Pledged as collateral	Other (2)	Available as collateral (3)	Other (4)	Total (5)	Pledged as collateral	Other (2)	Available as collateral (3)	Other (4)	Total (5)
Cash and due from banks	$–	$1,676	$13,169	$–	$14,845	$–	$1,903	$15,147	$–	$17,050
Interest-bearing deposits with banks	–	295	28,934	–	29,229	–	292	24,344	–	24,636
Securities
Trading	66,277	–	84,419	1,256	151,952	73,968	–	85,848	1,626	161,442
Available-for-sale	6,918	–	62,830	2,671	72,419	8,237	49	61,125	2,858	72,269
Assets purchased under reverse repurchase agreements and securities borrowed	158,437	–	90,621	15,887	264,945	164,460	–	96,425	18,920	279,805
Loans
Retail
Mortgage securities	34,428	–	34,609	–	69,037	34,767	–	35,436	–	70,203
Mortgage loans	43,242	–	11,183	122,567	176,992	35,593	–	11,990	127,842	175,425
Non-mortgage loans	11,380	–	96,993	5,461	113,834	10,839	–	97,326	6,970	115,135
Wholesale	3,629	–	40,822	106,151	150,602	2,869	–	41,083	113,640	157,592
Allowance for loan losses	–	–	–	(2,271)	(2,271)	–	–	–	(2,169)	(2,169)
Segregated fund net assets	–	–	–	882	882	–	–	–	839	839
Other – Derivatives	–	–	–	115,298	115,298	–	–	–	132,560	132,560
– Others (6)	18,533	–	–	54,180	72,713	23,584	–	–	55,491	79,075
Total assets	$342,844	$1,971	$463,580	$422,082	$1,230,477	$354,317	$2,244	$468,724	$458,577	$1,283,862

(1)	Amounts shown are based on face value. In managing liquidity risk, we consider legal, regulatory, tax and other constraints that may impede transferability of liquidity among RBC units.
(2)	Includes assets restricted from use to generate secured funding due to legal or other constraints.
(3)	Includes loans that could be used to collateralize central bank advances. Our unencumbered Canadian dollar non-mortgage loan book (at face value) could, subject to satisfying conditions for borrowing and application of prescribed collateral margin requirements, be pledged to the Bank of Canada for advances under its ELA program. We also lodge loans that qualify as eligible collateral for the discount window facility available to us at the Federal Reserve Bank of New York. ELA and other central bank facilities are not considered sources of available liquidity in our normal liquidity risk profile. However, banks could monetize assets meeting central bank collateral criteria during periods of extraordinary and severe disruption to market-wide liquidity.
(4)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but would not be considered readily available since they may not be acceptable at central banks or for other lending programs.
(5)	Includes bank-owned liquid assets and securities received as collateral from off-balance sheet securities financing and derivative transactions.
(6)	The Pledged as collateral amounts relate to OTC and exchange traded derivative transactions.

Other sources of liquidity that could be available to mitigate stressed conditions include: (i) unused wholesale funding capacity, which is regularly assessed, and (ii) central bank borrowing facilities if, in extraordinary circumstances, market sources were insufficient to allow us to monetize our assets available as collateral to meet our requirements (e.g. Bank of Canada, Federal Reserve Bank, Bank of England, and Bank of France).

Funding

Funding strategy

Core funding, comprising capital, longer-term wholesale liabilities and a diversified pool of personal and, to a lesser extent, commercial and institutional deposits, is the foundation of our structural liquidity position.

Deposit profile

Core deposits consist of our own statistically derived liquidity adjusted estimates of the highly stable portions of our relationship-based balances (demand, notice and fixed-term) together with wholesale funds maturing beyond one year and as at April 30, 2016 represented 67% of our total deposits (January 31, 2016 – 66%). Over the past quarter, the core deposit balance has remained relatively stable. For further details on the gross dollar amounts of our relationship-based deposits and our wholesale funding maturity schedule, refer to the Risk profile section and the following Composition of wholesale funding table, respectively.

44        Royal Bank of Canada        Second Quarter 2016

Long-term debt issuance

Our wholesale funding activities are well-diversified by geography, investor segment, instrument, currency, structure and maturity. We maintain an ongoing presence in different funding markets, which allows us to continuously monitor market developments and trends, identify opportunities and risks, and take appropriate and timely actions. We operate longer-term debt issuance registered programs. The following table summarizes these programs with their authorized limits by geography.

Programs by geography

Canada	U.S.	Europe/Asia
• Canadian Shelf – $25 billion	• SEC Registered Medium Term Note Program – US$40 billion	• European Debt Issuance Program – US$40 billion

	• SEC Registered Covered Bond Program – US$15 billion (1)	• Global Covered Bond Program – €32 billion

• Japanese Issuance Programs – ¥1 trillion

(1)	Subject to the €32 billion Global Covered Bond Program limit.

We also raise long-term funding using Canadian Deposit Notes, Canadian NHA MBS, Canada Mortgage Bonds, credit card receivable-backed securities, Kangaroo Bonds (issued in the Australian domestic market by foreign firms) and Yankee Certificates of Deposit (issued in the U.S. domestic market by foreign firms). We continuously evaluate opportunities to expand into new markets and untapped investor segments since diversification expands our wholesale funding flexibility and minimizes funding concentration and dependency, and generally reduces financing costs. As presented in the following charts, our current long-term debt profile is well diversified by currency as well as by long-term funding products. Maintaining competitive credit ratings is also critical to cost-effective funding.

(1) Based on original term to maturity greater than 1 year	(1) Based on original term to maturity greater than 1 year
(2) Mortgage-backed securities and Canada Mortgage Bonds

Royal Bank of Canada        Second Quarter 2016        45

The following table provides our composition of wholesale funding based on remaining term to maturity and represents our enhanced disclosure in response to EDTF recommendations.

Composition of wholesale funding (1)

	As at April 30, 2016
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Less than 1 year sub-total	1 year to 2 years	2 years and greater	Total
Deposits from banks (2)	$2,555	$10	$19	$68	$2,652	$–	$–	$2,652
Certificates of deposit and commercial paper	6,757	12,965	9,817	5,694	35,233	905	248	36,386
Asset-backed commercial paper (3)	1,235	3,920	4,278	1,843	11,276	–	–	11,276
Senior unsecured medium-term notes (4)	8	4,202	7,327	16,736	28,273	10,476	46,637	85,386
Senior unsecured structured notes (5)	1,146	281	211	480	2,118	718	6,512	9,348
Mortgage securitization	–	1,275	838	1,202	3,315	3,322	14,871	21,508
Covered bonds/asset-backed securities (6)	1,200	2,196	1,946	2,179	7,521	9,797	34,598	51,916
Subordinated liabilities	–	–	–	–	–	94	9,329	9,423
Other (7)	4,291	2,826	504	1,003	8,624	7	4,154	12,785
Total	$17,192	$27,675	$24,940	$29,205	$99,012	$25,319	$116,349	$240,680
Of which:
– Secured	$6,154	$9,401	$7,062	$5,224	$27,841	$13,120	$49,469	$90,430
– Unsecured	11,038	18,274	17,878	23,981	71,171	12,199	66,880	150,250

(Millions of Canadian dollars)	As at January 31, 2016
	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Less than 1 year sub-total	1 year to 2 years	2 years and greater	Total
Deposits from banks (2)	$2,586	$329	$25	$82	$3,022	$–	$–	$3,022
Certificates of deposit and commercial paper	5,894	16,256	21,423	8,481	52,054	–	221	52,275
Asset-backed commercial paper (3)	2,545	4,774	5,031	245	12,595	–	–	12,595
Senior unsecured medium-term notes (4)	368	4,045	4,402	17,998	26,813	15,276	45,291	87,380
Senior unsecured structured notes (5)	76	469	457	648	1,650	788	6,903	9,341
Mortgage securitization	30	606	1,395	1,528	3,559	2,528	15,792	21,879
Covered bonds/asset-backed securities (6)	700	–	3,651	3,810	8,161	8,620	31,403	48,184
Subordinated liabilities	–	–	–	–	–	116	9,515	9,631
Other (7)	3,868	2,682	1,277	1,538	9,365	8	4,678	14,051
Total	$16,067	$29,161	$37,661	$34,330	$117,219	$27,336	$113,803	$258,358
Of which:
– Secured	$7,080	$7,769	$10,077	$5,583	$30,509	$11,148	$47,196	$88,853
– Unsecured	8,987	21,392	27,584	28,747	86,710	16,188	66,607	169,505

(1)	Excludes bankers’ acceptances.
(2)	Only includes deposits raised by treasury. Excludes deposits associated with services we provide to these banks (e.g. custody, cash management).
(3)	Only includes consolidated liabilities, including our collateralized commercial paper program.
(4)	Includes deposit notes.
(5)	Includes notes where the payout is tied to movements in foreign exchange, commodities and equities.
(6)	Includes credit card, auto and mortgage loans.
(7)	Includes tender option bonds (secured) of $5,729 million (January 31, 2016 – $6,193 million), bearer deposit notes (unsecured) of $3,163 million (January 31, 2016 – $3,473 million) and other long-term structured deposits (unsecured) of $3,893 million (January 31, 2016 – $4,387 million).

46        Royal Bank of Canada        Second Quarter 2016

Contractual maturities of financial assets, financial liabilities and off-balance sheet items

The following tables provide remaining contractual maturity profiles of all our assets, liabilities, and off-balance sheet items at their carrying value (e.g. amortized cost or fair value) at the balance sheet date. Off-balance sheet items are allocated based on the expiry date of the contract.

Details of contractual maturities and commitments to extend funds are a source of information for the management of liquidity risk. Among other purposes, these details form a basis for modelling a behavioural balance sheet with effective maturities to calculate liquidity risk measures. For further details, refer to the Risk measurement section.

Contractual maturities of financial assets, financial liabilities and off-balance sheet items

	As at April 30, 2016
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 year to 2 years	2 years to 5 years	5 years and greater	With no specific maturity	Total
Assets
Cash and deposits with banks	$41,045	$78	$9	$411	$–	$–	$–	$–	$2,531	$44,074
Securities
Trading (1)	97,686	6	34	6	18	62	146	5,878	48,116	151,952
Available-for-sale	848	8,378	1,534	1,257	1,949	8,223	20,183	28,277	1,770	72,419
Assets purchased under reverse repurchase agreements and securities borrowed	99,554	37,806	22,915	5,521	8,613	3,099	–	–	7,317	184,825
Loans (net of allowance for loan losses)	15,820	15,883	18,557	18,352	17,393	104,260	197,460	36,090	84,379	508,194
Other
Customers’ liability under acceptances	9,176	4,591	70	–	6	–	1	–	–	13,844
Derivatives	9,635	9,434	4,522	5,290	2,677	10,922	27,368	45,439	11	115,298
Other financial assets	24,625	2,394	1,428	239	22	70	34	394	1,501	30,707
Total financial assets	$298,389	$78,570	$49,069	$31,076	$30,678	$126,636	$245,192	$116,078	$145,625	$1,121,313
Other non-financial assets	1,092	852	314	889	126	1,179	1,649	2,721	20,222	29,044
Total assets	$299,481	$79,422	$49,383	$31,965	$30,804	$127,815	$246,841	$118,799	$165,847	$1,150,357
Liabilities and equity
Deposits (2)
Unsecured borrowing	$37,033	$28,345	$33,397	$33,648	$25,454	$21,210	$60,388	$14,194	$383,178	$636,847
Secured borrowing	2,718	8,805	6,363	4,976	1,846	9,706	18,177	9,642	–	62,233
Covered bonds	–	2,196	1,193	–	–	6,216	30,076	2,693	–	42,374
Other
Acceptances	9,176	4,591	70	–	6	–	1	–	–	13,844
Obligations related to securities sold short	47,121	–	–	–	–	–	–	–	–	47,121
Obligations related to assets sold under repurchase agreements and securities loaned	81,903	3,522	3,728	510	950	13	20	–	5,928	96,574
Derivatives	9,107	9,933	5,883	6,849	3,518	10,630	28,156	42,396	7	116,479
Other financial liabilities	24,403	2,652	1,290	186	204	96	239	3,853	534	33,457
Subordinated debentures	–	–	–	–	–	–	110	9,454	–	9,564
Total financial liabilities	$211,461	$60,044	$51,924	$46,169	$31,978	$47,871	$137,167	$82,232	$389,647	$1,058,493
Other non-financial liabilities	653	399	188	2,072	262	909	2,328	8,978	7,949	23,738
Equity	–	–	–	–	–	–	–	–	68,126	68,126
Total liabilities and equity	$212,114	$60,443	$52,112	$48,241	$32,240	$48,780	$139,495	$91,210	$465,722	$1,150,357
Off-balance sheet items
Financial guarantees	$592	$1,381	$1,579	$2,869	$1,995	$3,131	$6,125	$258	$64	$17,994
Lease commitments	58	114	175	176	173	649	1,536	2,101	–	4,982
Commitments to extend credit	4,358	6,580	6,839	13,747	10,437	29,904	127,635	17,722	4,085	221,307
Other credit-related commitments	364	945	994	1,224	1,420	304	1,020	239	83,953	90,463
Other commitments	740	2	–	–	–	–	61	–	–	803
Total off-balance sheet items	$6,112	$9,022	$9,587	$18,016	$14,025	$33,988	$136,377	$20,320	$88,102	$335,549

(1)	Trading debt securities classified as fair value through profit or loss have been included in the less than 1 month category as there is no expectation to hold these assets to their contractual maturity.
(2)	A major portion of relationship-based deposits are repayable on demand or at short notice on a contractual basis while, in practice, these customer balances form a core base, as explained in the preceding Deposit profile section, for our operations and liquidity needs.

Royal Bank of Canada        Second Quarter 2016        47

	As at January 31, 2016
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 year to 2 years	2 years to 5 years	5 years and greater	With no specific maturity	Total
Assets
Cash and deposits with banks	$38,490	$64	$–	$311	$–	$–	$–	$–	$2,821	$41,686
Securities
Trading (1)	108,441	23	14	3	6	66	150	5,654	47,085	161,442
Available-for-sale	1,613	4,877	4,140	1,446	1,324	6,974	20,822	29,149	1,924	72,269
Assets purchased under reverse repurchase agreements and securities borrowed	95,403	40,633	33,983	9,714	5,092	2,926	–	–	8,544	196,295
Loans (net of allowance for loan losses)	16,692	16,623	22,164	18,967	19,680	98,362	200,928	38,875	83,895	516,186
Other
Customers’ liability under acceptances	8,357	4,495	23	–	–	6	1	–	–	12,882
Derivatives	9,629	12,403	5,410	3,819	5,101	11,110	30,070	55,002	16	132,560
Other financial assets	31,381	829	456	1,889	50	43	31	426	1,486	36,591
Total financial assets	$310,006	$79,947	$66,190	$36,149	$31,253	$119,487	$252,002	$129,106	$145,771	$1,169,911
Other non-financial assets	881	1,417	525	394	285	1,039	1,642	2,690	21,568	30,441
Total assets	$310,887	$81,364	$66,715	$36,543	$31,538	$120,526	$253,644	$131,796	$167,339	$1,200,352
Liabilities and equity
Deposits (2)
Unsecured borrowing	$46,190	$33,278	$39,203	$29,414	$31,645	$23,361	$57,760	$15,500	$390,170	$666,521
Secured borrowing	3,276	6,193	11,162	2,532	4,271	9,340	19,442	8,725	–	64,941
Covered bonds	–	–	2,452	1,239	–	5,576	25,244	3,595	–	38,106
Other
Acceptances	8,357	4,495	23	–	–	6	1	–	–	12,882
Obligations related to securities sold short	51,931	–	–	–	–	–	–	–	–	51,931
Obligations related to assets sold under repurchase agreements and securities loaned	82,558	4,104	2,974	846	542	769	30	–	7,487	99,310
Derivatives	7,845	9,794	6,471	5,200	6,403	12,496	32,451	51,353	10	132,023
Other financial liabilities	24,102	1,048	235	1,593	233	99	261	4,344	596	32,511
Subordinated debentures	–	–	–	–	–	–	125	9,729	–	9,854
Total financial liabilities	$224,259	$58,912	$62,520	$40,824	$43,094	$51,647	$135,314	$93,246	$398,263	$1,108,079
Other non-financial liabilities	819	523	126	163	1,339	783	2,195	8,874	7,563	22,385
Equity	–	–	–	–	–	–	–	–	69,888	69,888
Total liabilities and equity	$225,078	$59,435	$62,646	$40,987	$44,433	$52,430	$137,509	$102,120	$475,714	$1,200,352
Off-balance sheet items
Financial guarantees	$417	$1,621	$2,504	$1,534	$3,135	$3,124	$6,537	$183	$66	$19,121
Lease commitments	63	122	179	180	180	668	1,577	1,914	–	4,883
Commitments to extend credit	4,504	5,565	13,865	10,488	16,267	31,485	144,110	15,108	5,417	246,809
Other credit-related commitments	426	896	1,222	1,029	1,265	383	929	276	76,162	82,588
Other commitments	323	166	55	–	–	–	–	–	–	544
Total off-balance sheet items	$5,733	$8,370	$17,825	$13,231	$20,847	$35,660	$153,153	$17,481	$81,645	$353,945

(1)	Trading debt securities classified as fair value through profit or loss have been included in the less than 1 month category as there is no expectation to hold these assets to their contractual maturity.
(2)	A major portion of relationship-based deposits are repayable on demand or at short notice on a contractual basis while, in practice, these customer balances form a core base, as explained in the preceding Deposit profile section, for our operations and liquidity needs.

Credit ratings

Our ability to access unsecured funding markets and to engage in certain collateralized business activities on a cost-effective basis are primarily dependent upon maintaining competitive credit ratings. Credit ratings and outlooks provided by rating agencies reflect their views and methodologies. Ratings are subject to change from time to time, based on a number of factors including, but not limited to, our financial strength, competitive position and liquidity and other factors not completely within our control.

On December 11, 2015, S&P revised our outlook from negative to stable, along with the outlooks of the other five largest Canadian banks. Our ratings remained unchanged.

On January 25, 2016, Fitch Ratings revised our outlook to negative from stable and affirmed our rating along with the ratings of the other five largest Canadian banks.

On May 2, 2016, Moody’s confirmed our ratings with a negative outlook along with the ratings of the other five largest Canadian banks.

48        Royal Bank of Canada        Second Quarter 2016

The following table presents our major credit ratings(1) and outlooks:

Credit ratings

As at May 25, 2016
	Short-term debt	Senior long- term debt	Outlook
Moody’s	P-1	Aa3	negative
Standard & Poor’s	A-1+	AA-	stable
Fitch Ratings	F1+	AA	negative
Dominion Bond Rating Services	R-1(high)	AA	negative

(1)	Credit ratings are not recommendations to purchase, sell or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are determined by the rating agencies based on criteria established from time to time by them, and are subject to revision or withdrawal at any time by the rating organization.

Additional contractual obligations for rating downgrades

A lowering of our credit rating may have potentially adverse consequences for our funding capacity or access to the capital markets. It may also affect our ability, and the cost, to enter into normal course derivative or hedging transactions and may require us to post additional collateral under certain contracts. However, we estimate, based on periodic reviews of ratings triggers embedded in our existing businesses and of our funding capacity sensitivity, that a minor downgrade would not significantly influence our liability composition, funding access, collateral usage and associated costs. The following table presents the additional collateral obligations required at the reporting date in the event of a one-, two- or three-notch downgrade to our credit ratings. These additional collateral obligations are incremental requirements for each successive downgrade and do not represent the cumulative impact of multiple downgrades. The amounts reported change periodically as a result of several factors, including the transfer of trading activity to centrally cleared financial market infrastructures and exchanges, the expiration of transactions with downgrade triggers, the imposition of internal limitations on new agreements to exclude downgrade triggers, as well as normal course mark to market of positions with collateralized counterparties moving from a negative to a positive position. There is no outstanding senior debt issued in the market that contains rating triggers which would lead to early prepayment of principal.

Additional contractual obligations for rating downgrades

	As at
	April 30 2016			January 31 2016
(Millions of Canadian dollars)	One-notch downgrade	Two-notch downgrade	Three-notch downgrade	One-notch downgrade	Two-notch downgrade	Three-notch downgrade
Contractual derivatives funding or margin requirements	$503	$152	$850	$627	$166	$1,109
Other contractual funding or margin requirements (1)	389	104	–	455	121	–

(1)	Includes GICs issued by our municipal markets business out of New York and London.

Capital management

We continue to manage our capital in accordance with our Capital Management Framework as described in our 2015 Annual Report. In addition, we continue to monitor and prepare for new regulatory capital developments in order to ensure timely and accurate compliance with these requirements. For details on new regulatory developments that relate to our Capital Management Framework, including the proposed Canadian bail-in regime for D-SIBs, refer to the Economic and market review outlook section of this Q2 2016 Report to Shareholders.

OSFI expects Canadian banks to currently meet the Basel III “all-in” targets (BCBS January 1, 2019 requirements – minimum ratios plus the capital conservation buffer) for CET1 ratio, Tier 1 and Total capital. To ensure consistent implementation similar to that in other countries, effective January 1, 2014, OSFI allowed Canadian banks to phase in the Basel III CVA capital charge over a five-year period ending December 31, 2018. In 2016, the CVA scalars remain unchanged at 64%, 71%, and 77% for CET1, Tier 1 and Total Capital respectively, and will reach 100% for each tier of capital by 2019.

Commencing January 1, 2016, we are required to include an additional 1% risk-weighted capital surcharge given our designation as a D-SIB by OSFI in 2013 (along with five other Canadian banks) as referenced in the table below.

The following table provides a summary of OSFI regulatory target ratios under Basel III:

Basel III Capital ratios and leverage	OSFI regulatory target requirements for large banks under Basel III					RBC capital and leverage ratios as at April 30, 2016	Meet or exceed OSFI regulatory target ratios
	Minimum	Capital Conservation Buffer	Minimum including Capital Conservation Buffer	D-SIBs Surcharge (1)	Minimum including Capital Conservation Buffer and D-SIBs surcharge(1)
Common Equity Tier 1	> 4.5%	2.5%	> 7.0%	1.0%	> 8.0%	10.3%	✓
Tier 1 capital	> 6.0%	2.5%	> 8.5%	1.0%	> 9.5%	11.9%	✓
Total capital	> 8.0%	2.5%	> 10.5%	1.0%	>11.5%	14.0%	✓
Leverage ratio	> 3.0%	n.a.	> 3.0%	n.a.	> 3.0%	4.2%	✓

(1)	Effective January 1, 2016, the D-SIBs surcharge is applicable to risk-weighted capital.

Royal Bank of Canada        Second Quarter 2016        49

Regulatory capital, RWA and capital ratios

The following table provides details on our regulatory capital, RWA and capital ratios. Our capital position remained strong during the year and our capital ratios remain well above OSFI regulatory targets.

	As at
(Millions of Canadian dollars, except percentage and multiple amounts and as otherwise noted)	April 30 2016	January 31 2016	October 31 2015	April 30 2015
Capital (1)
CET 1 capital	$44,717	$45,672	$43,715	$39,608
Tier 1 capital	51,807	51,992	50,541	45,989
Total capital	61,312	61,752	58,004	53,932
Risk-weighted Assets (RWA) used in calculation of capital ratios (1), (2)
CET1 capital RWA	434,797	459,929	411,756	396,874
Tier 1 capital RWA	436,063	461,286	412,941	398,014
Total capital RWA	437,148	462,449	413,957	398,992

Total capital RWA consisting of: (1)
Credit risk	$352,819	$372,125	$323,870	$306,831
Market risk	30,311	37,232	39,786	42,915
Operational risk	54,018	53,092	50,301	49,246
Total capital RWA	$437,148	$462,449	$413,957	$398,992
Capital ratios and Leverage ratio (1), (3)
CET1 ratio	10.3%	9.9%	10.6%	10.0%
Tier 1 capital ratio	11.9%	11.3%	12.2%	11.6%
Total capital ratio	14.0%	13.4%	14.0%	13.5%
Leverage ratio	4.2%	4.0%	4.3%	4.0%
Leverage ratio exposure (billions)	$1,228.3	$1,288.5	$1,170.2	$1,137.8

(1)	Capital, RWA, and capital ratios are calculated using OSFI Capital Adequacy Requirements based on the Basel III framework. Leverage ratios are calculated using OSFI Leverage Requirements Guideline based on the Basel III framework.
(2)	In 2015, the CVA scalars 64%, 71% and 77% were applied to CET 1, Tier 1 and Total Capital, respectively. In fiscal 2016, the scalars remain unchanged.
(3)	To enhance comparability among other global financial institutions, our transitional CET1, Tier 1, Total capital and leverage ratios as at April 30, 2016 were 11.6%, 12.1%, 14.2% and 4.3%, respectively. Transitional is defined as capital calculated according to the current year’s phase-in of regulatory adjustments and phase-out of non-qualifying capital instruments.

Q2 2016 vs. Q1 2016

(1)	Represents rounded figures.
(2)	Internal capital generation includes $1.3 billion which represents Net income available to shareholders less common and preferred shares dividends.

Our CET1 ratio was 10.3%, up 40 bps from last quarter, mainly reflecting internal capital generation and lower RWA (excluding the impact of foreign exchange translation) in our market risk portfolios due to continued balance sheet optimization.

CET1 capital RWA decreased $25 billion, primarily as a result of the net impact of foreign exchange translation and lower RWA as noted above.

Our Tier 1 capital ratio of 11.9% was up 60 bps, mainly reflecting the factors noted under the CET1 ratio and the issuance of preferred shares.

Our Total capital ratio of 14.0% was up 60 bps, mainly reflecting the factors noted under the Tier 1 capital ratio.

Our Leverage ratio of 4.2% was up 20 bps, mainly reflecting internal capital generation, the impact of foreign exchange translation, and the issuance of preferred shares. These factors were partially offset by higher leverage ratio exposures reflecting business growth, primarily due to cash and interest-bearing deposits, securities, loans, and off-balance sheet commitments.

50        Royal Bank of Canada        Second Quarter 2016

Q2 2016 vs. Q4 2015

Our CET1 ratio was down 30 bps from October 31, 2015, mainly due to the acquisition of City National and the impact of lower discount rates in determining our pension and other post-employment benefit obligations, partially offset by internal capital generation and the impact of foreign exchange translation.

CET1 capital RWA was up $23 billion, primarily as a result of the acquisition of City National, partially offset by the impact of foreign exchange translation and lower RWA (excluding the impact of foreign exchange translation) mainly in market risk portfolios.

Our Tier 1 capital ratio was down 30 bps, mainly reflecting the factors noted under the CET1 ratio and the net issuance of additional Tier 1 capital instruments.

Our Total capital ratio was flat from the prior year, as the impact of the factors noted under the Tier 1 capital ratio was offset by the net issuance of subordinated debentures.

Our Leverage ratio was down 10 bps, mainly reflecting the acquisition of City National and higher leverage ratio exposures reflecting business growth, primarily in repo-style transactions, off-balance sheet commitments, loans, and cash and interest-bearing deposits. These factors were partially offset by internal capital generation and the impact of foreign exchange translation.

Selected capital management activity

The following table provides our selected capital management activity:

	For the three months ended April 30, 2016		For the six months ended April 30, 2016
(Millions of Canadian dollars, except number of shares)	Number of shares (000s)	Amount	Number of shares (000s)	Amount
Tier 1 capital
Common shares issued
Issued in connection with share-based compensation plans (1)	1,588	$109	3,177	$195
Issued in connection with the acquisition of City National	–	–	41,619	3,115
Issuance of preferred shares Series BK (2), (3), (4)	–	–	29,000	725
Issuance of preferred shares Series BM (2), (3), (4)	30,000	750	30,000	750

Tier 2 capital
Issuance of January 20, 2026 subordinated debentures (2), (4)		–		1,500
Issuance of January 27, 2026 subordinated debentures (2), (4)		–		2,106
Redemption of RBC Trust Capital Securities – Series 2015 (2)		–		(1,200)
Redemption of November 2, 2020 subordinated debentures (2)		–		(1,500)

Other
Issuance of preferred shares Series C-1 (2), (3)	–	–	175	227
Issuance of preferred shares Series C-2 (2), (3)	–	–	100	153
Purchase for cancellation of preferred shares Series C-1 (2), (3)	(93)	(120)	(93)	(120)
Purchase for cancellation of preferred shares Series C-2 (2), (3)	(80)	(122)	(80)	(122)

(1)	Amounts include cash received for stock options exercised during the period and the fair value adjustments to stock options.
(2)	For further details, refer to Note 9 of our Condensed Financial Statements.
(3)	Based on gross amount.
(4)	Non-Viable Contingent Capital (NVCC) capital instruments.

Royal Bank of Canada        Second Quarter 2016        51

Selected share data (1)

	As at April 30, 2016
(Millions of Canadian dollars, except number of shares and as otherwise noted)	Number of shares (000s)	Amount	Dividends declared per share
Common shares outstanding	1,488,219	$ 17,883	$ 0.81
First preferred shares outstanding
Non-cumulative Series W (2)	12,000	300	0.31
Non-cumulative Series AA	12,000	300	0.28
Non-cumulative Series AB	12,000	300	0.29
Non-cumulative Series AC	8,000	200	0.29
Non-cumulative Series AD	10,000	250	0.28
Non-cumulative Series AE	10,000	250	0.28
Non-cumulative Series AF	8,000	200	0.28
Non-cumulative Series AG	10,000	250	0.28
Non-cumulative Series AJ (3)	13,579	339	0.22
Non-cumulative Series AK (3)	2,421	61	0.14
Non-cumulative Series AL (3)	12,000	300	0.27
Non-cumulative Series AZ (3), (4)	20,000	500	0.25
Non-cumulative Series BB (3), (4)	20,000	500	0.24
Non-cumulative Series BD (3), (4)	24,000	600	0.23
Non-cumulative Series BF (3), (4)	12,000	300	0.23
Non-cumulative Series BH (4)	6,000	150	0.31
Non-cumulative Series BI (4)	6,000	150	0.31
Non-cumulative Series BJ (4)	6,000	150	0.33
Non-cumulative Series BK (3), (4)	29,000	725	0.60
Non-cumulative Series BM (3), (4)	30,000	750	–
Non-cumulative Series C-1 (5)	82	107	US$ 13.75
Non-cumulative Series C-2 (5)	20	31	US$ 16.88
Treasury shares held – preferred	5	–
Treasury shares held – common	(1,324)	(87)
Stock options
Outstanding	13,176
Exercisable	8,718
Dividends
Common		1,206
Preferred		74

(1)	For further details about our capital management activity, refer to Note 9 of our Condensed Financial Statements.
(2)	Effective February 24, 2010, we have the right to convert into common shares at our option, subject to certain restrictions.
(3)	Dividend rate will reset every five years.
(4)	NVCC capital instruments.
(5)	Represents 3,282,000 and 815,400 depositary shares relating to preferred shares Series C-1 and Series C-2, respectively. Each depositary share represents one-fortieth interest in a share of Series C-1 and Series C-2, respectively.

On March 7, 2016, we issued 30 million Non-Cumulative 5-Year Rate Reset First Preferred Shares, Series BM for gross proceeds of $750 million. Net proceeds will be used for general business purposes.

As at May 20, 2016, the number of outstanding common shares and stock options and awards was 1,488,261,713 and 13,127,701, respectively, and the number of Treasury shares – preferred and Treasury shares – common was 16,916 and (1,330,449), respectively.

NVCC provisions require the conversion of the capital instrument into a variable number of common shares in the event that OSFI deems the Bank to be non-viable or a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection. If a NVCC trigger event were to occur, our NVCC capital instruments preferred shares Series AZ, preferred shares Series BB, preferred shares Series BD, preferred shares Series BF, preferred shares Series BH, preferred shares Series BI, preferred shares Series BJ, preferred shares Series BK, preferred shares Series BM, subordinated debentures due on July 17, 2024, subordinated debentures due on September 29, 2026, subordinated debentures due on June 4, 2025, subordinated debentures due on January 20, 2026 and subordinated debentures due on January 27, 2026 would be converted into RBC common shares pursuant to an automatic conversion formula with a conversion price based on the greater of: (i) a floor price of $5.00, and (ii) the current market price of our common shares at the time of the trigger event (10-day weighted average). Based on a floor price of $5.00 and including an estimate for accrued dividends and interest, these NVCC capital instruments would convert into a maximum of 2,722 million RBC common shares, on aggregate, which would represent a dilution impact of 64.66% based on the number of RBC common shares outstanding as at April 30, 2016.

Attributed capital

Our methodology for allocating capital to our business segments is based on the higher of fully diversified economic capital and the Basel III regulatory capital requirements. Risk-based capital attribution provides a uniform base for performance measurement among business segments, which compares to our overall corporate return objective and facilitates management decisions in resource allocation in conjunction with other factors. Effective the first quarter of 2016, we increased our capital attribution rate to the segments to better align with higher regulatory capital requirements.

52        Royal Bank of Canada        Second Quarter 2016

The following outlines our attributed capital:

Attributed capital

	For the three months ended
(Millions of Canadian dollars)	April 30 2016	January 31 2016	October 31 2015	April 30 2015
Credit risk	$20,600	$20,450	$17,650	$16,050
Market risk (trading and non-trading)	3,050	3,550	3,800	3,900
Operational risk	4,900	4,750	4,300	4,800
Business and fixed asset risk	3,100	3,100	2,700	3,050
Insurance risk	650	650	550	550
Goodwill and other intangibles	16,100	16,650	12,150	11,850
Regulatory capital allocation	10,000	8,500	6,500	5,400
Attributed capital	$58,400	$57,650	$47,650	$45,600
Under attribution of capital	4,000	3,800	8,150	5,900
Average common equity	$62,400	$61,450	$55,800	$51,500

Q2 2016 vs. Q1 2016

Attributed capital increased $0.8 billion largely due to higher Regulatory capital allocation, as well as higher Credit risk and Operational risk, due to business growth. These factors were partially offset by lower Market risk, largely reflecting portfolio reductions, and lower Goodwill and other intangibles, as a result of the impact of foreign exchange translation.

We remain well capitalized with current levels of available capital exceeding the attributed capital required to underpin all of our material risks.

Global systemically important banks (G-SIBs) 12 assessment indicators (1)

The BCBS and FSB use 12 indicators in the assessment methodology for determining the systemic importance of large global banks. As at October 31, 2015, RBC was not identified as a G-SIB. The following table provides the 12 indicators used in the G-SIB assessment.

	As at
(Millions of Canadian dollars)	October 31 2015	October 31 2014
Cross-jurisdictional activity (2)
Cross-jurisdictional claims	$401,488	$331,383
Cross-jurisdictional liabilities	273,742	195,069
Size (3)
Total exposures as defined for use in the Basel III leverage ratio	1,183,027	1,049,983
Interconnectedness (4)
Intra-financial system assets (5)	127,856	90,174
Intra-financial system liabilities (5)	142,955	137,079
Securities outstanding	284,360	256,828
Substitutability/financial institution infrastructure (6)
Payment activity	37,729,748	28,521,639
Assets under custody	3,419,329	3,533,655
Underwritten transactions in debt and equity markets (5)	202,055	178,366
Complexity (7)
Notional amount of over-the-counter derivatives	12,104,451	9,752,885
Trading and available-for-sale securities (5)	67,562	62,118
Level 3 assets	5,626	6,288

(1)	The G-SIBs indicators are prepared based on the methodology prescribed in BCBS guideline published in July 2013 and instructions and guidelines provided by BCBS and OSFI in January 2014. The indicators are based on regulatory scope of consolidation, which excludes RBC insurance subsidiaries.
(2)	Represents a bank’s level of interaction with foreign banks.
(3)	Represents the total on- and off- balance sheet exposures of the bank determined as per the Basel III leverage ratio rules before regulatory adjustments.
(4)	Represents transactions with other financial institutions.
(5)	Amounts have been revised from those previously presented.
(6)	Represents the extent to which the bank’s services could be substituted by other institutions.
(7)	Includes the level of complexity and volume of a bank’s trading activities represented through derivatives, trading securities, available-for-sale securities and level 3 assets.

Q4 2015 vs. Q4 2014

Cross-jurisdictional claims increased $70 billion or 21% and cross-jurisdictional liabilities increased $79 billion or 40%, mainly due to the increase in cross-jurisdictional activity driven by the growth in our balance sheet.

Payment activity increased $9,208 billion or 32%, mainly due to higher U.S. dollar, Euro, and British pound denominated payments.

Assets under custody decreased $114 billion or 3%, mainly reflecting changes in client asset mix and unfavourable market conditions, partially offset by the impact of foreign exchange translation.

Notional amount of over-the-counter derivatives increased $2,352 billion or 24%, mainly due to the impact of foreign exchange translation and higher fair values on interest rate swaps.

Royal Bank of Canada        Second Quarter 2016        53

Additional financial information

Exposure to U.S. subprime and Alt-A through RMBS, CDOs and mortgages

Certain activities and transactions we enter into expose us to the risk of default of U.S. subprime and Alt-A residential mortgages. Our exposures to U.S. subprime and Alt-A residential mortgages of $257 million represented less than 0.1% of our total assets as at April 30, 2016, compared to $525 million or less than 0.1% last year. The decrease of $268 million was primarily due to the sale of certain securities.

Commercial mortgage-backed securities

The fair value of our total direct holdings of Canadian and U.S. commercial mortgage-backed securities was $395 million as at April 30, 2016.

Assets and liabilities measured at fair value

Our financial instruments carried at fair value are classified as Level 1, 2 or 3, in accordance with the fair value hierarchy set out in International Financial Reporting Standards (IFRS) 13, Fair Value Measurement. For further details on the fair value of our financial instruments and transfers between levels of the fair value hierarchy, refer to Note 3 of our audited 2015 Annual Consolidated Financial Statements.

The following table presents the total fair value of each major class of financial assets and financial liabilities measured at fair value and the percentage of the fair value of each class categorized as Level 1, 2 or 3 as at April 30, 2016.

	As at April 30, 2016
(Millions of Canadian dollars, except percentage amounts)	Fair value (1)	Level 1 (1)	Level 2 (1)	Level 3 (1)	Total
Financial assets
Securities at FVTPL	$151,952	39%	61%	–%	100%
Available-for-sale	59,144	9	85	6	100
Assets purchased under reverse repurchase agreements and securities borrowed	127,205	–	100	–	100
Loans	2,085	–	81	19	100
Derivatives	203,257	1	99	–	100
Financial liabilities
Deposits	$110,840	–%	100%	–%	100%
Obligations related to securities sold short	47,121	64	36	–	100
Obligations related to assets sold under repurchase agreements and securities loaned	82,601	–	100	–	100
Derivatives	203,893	2	97	1	100

(1)	The derivative assets and liabilities presented in the table above do not reflect the impact of netting.

Accounting and control matters

Summary of accounting policies and estimates

Our Condensed Financial Statements are presented in compliance with International Accounting Standard (IAS) 34 Interim Financial Reporting. The significant accounting policies are described in Note 2 of our Condensed Financial Statements and Note 2 of our audited 2015 Annual Consolidated Financial Statements.

Changes in accounting policies and disclosures

Changes in accounting policies

As a result of the acquisition of City National, we updated our accounting policies in the first quarter to reflect policies on Acquired Loans, Acquired Credit-Impaired Loans and Federal Deposit Insurance Corporation Covered Loans. Refer to Note 2 of our Condensed Financial Statements for details of these changes.

Future changes in accounting policies and disclosures

During the second quarter, the International Accounting Standards Board (IASB) issued amendments to IFRS 15, Revenue from Contracts with Customers (IFRS 15), which clarify the underlying principles of IFRS 15 and provide additional transitional relief on initial application.

During the first quarter, the IASB issued IFRS 16, Leases, which sets out the principles for recognition, measurement, presentation and disclosure of leases. The IASB also issued amendments to IAS 7, Statement of Cash Flows, which will require disclosure for movements of certain liabilities in the statement of cash flows.

Please refer to Note 2 of our Condensed Financial Statements for details of these changes and to Note 2 of our audited 2015 Annual Consolidated Financial Statements for details of other future changes in accounting policies and disclosures.

54        Royal Bank of Canada        Second Quarter 2016

Future changes in regulatory disclosures and guidance

OSFI draft guideline: IFRS 9, Financial Instruments and Disclosures

On March 10, 2016, OSFI issued for comment a draft guideline on IFRS 9. The draft guideline provides guidance to Federally Regulated Entities on the application of IFRS 9. The draft guideline is consistent with the BCBS Guidance on credit risk and accounting for expected credit losses. The final version of the guidance will be effective for us on November 1, 2017.

BCBS revised Pillar 3 disclosure requirements

On March 11, 2016, the BCBS released a consultation paper entitled, “Pillar 3 disclosure requirements – consolidated and enhanced framework”. The proposed enhancements include the addition of a “dashboard” of key metrics, a draft disclosure requirement of hypothetical risk-weighted assets calculated based on the Basel framework’s standardized approaches, and enhanced granularity for disclosure of prudent valuation adjustments and incorporates additions to the Pillar 3 framework to reflect ongoing reforms to the regulatory framework such as the total loss-absorbing capacity regime for global systemically important banks, the proposed operational risk framework, and the final standard for market risk. The BCBS’s proposal would also consolidate all existing Pillar 3 disclosure requirements of the Basel framework, including the leverage ratio and liquidity ratios disclosure templates. Together with the Revised Pillar 3 disclosure requirements issued in January 2015, the proposed disclosure requirements included in this consultation paper would comprise the single Pillar 3 framework.

In January 2016, OSFI issued a draft guideline indicating that all domestic systemically important banks are expected to implement the Basel Pillar 3 disclosure requirements for the reporting period ending October 31, 2017. The final guideline is expected to be issued in the third quarter of 2016.

BCBS guidance on credit risk and accounting for expected credit losses

On December 18, 2015, the BCBS issued its final guidance on “Sound Credit Risk Assessment and Valuation for Loans”. The guidance sets out supervisory expectations on sound credit risk practices associated with the implementation of expected credit loss accounting models as required under IFRS 9, effective for us on November 1, 2017.

Controls and procedures

Disclosure controls and procedures

As of April 30, 2016, management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and the Chief Administrative Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as defined under rules adopted by the U.S. SEC. Based on that evaluation, the President and Chief Executive Officer and the Chief Administrative Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of April 30, 2016.

Internal control over financial reporting

No changes were made in our internal control over financial reporting during the quarter ended April 30, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Related party transactions

In the ordinary course of business, we provide normal banking services and operational services, and enter into other transactions with associated and other related corporations, including our joint venture entities, on terms similar to those offered to non-related parties. We grant loans to directors, officers and other employees at rates normally accorded to preferred clients. In addition, we offer deferred share and other plans to non-employee directors, executives and certain other key employees. For further information, refer to Notes 12 and 29 of our audited 2015 Annual Consolidated Financial Statements.

Royal Bank of Canada        Second Quarter 2016        55

EDTF recommendations index

On October 29, 2012, the Enhanced Disclosure Task Force (EDTF), established by the Financial Stability Board, issued its report Enhancing the Risk Disclosures of Banks, which included 32 recommendations aimed at achieving transparent, high-quality risk disclosures. As a result, our enhanced disclosures have been provided in our 2015 Annual Report, Q2 2016 Report to Shareholders (RTS) and Supplementary Financial Information package (SFI).

The following index summarizes our disclosure by EDTF recommendation:

			Location of disclosure
Type of Risk	Recommendation	Disclosure	RTS page	Annual Report page	SFI page
General	1	Table of contents for EDTF risk disclosure	55	115	1
	2	Define risk terminology and measures		50-55 207-209	—
	3	Top and emerging risks		49-50	—
	4	New regulatory ratios	38-40, 48	73,92-93	—
Risk governance, risk management and business model	5	Risk management organization		50-55	—
	6	Risk culture		50-52	—
	7	Risk in the context of our business activities		100	—
	8	Stress testing		52-53	—
Capital adequacy and risk-weighted assets (RWA)	9	Minimum Basel III capital ratios and Domestic systemically important bank surcharge	48	92-93	—
	10	Composition of capital and reconciliation of the accounting balance sheet to the regulatory balance sheet		—	21-24
	11	Flow statement of the movements in regulatory capital		—	25
	12	Capital strategic planning		91-93	—
	13	RWA by business segments		—	28
	14	Analysis of capital requirement, and related measurement model information		56-59	26-27
	15	RWA credit risk and related risk measurements		—	42-44
	16	Movement of risk-weighted assets by risk type		—	28
	17	Basel back-testing		53,57	42
Liquidity	18	Quantitative and qualitative analysis of our liquidity reserve	41-42	74-77	—
Funding	19	Encumbered and unencumbered assets by balance sheet category, and contractual obligations for rating downgrades	42-43, 47-48	77,84	—
	20	Maturity analysis of consolidated total assets, liabilities and off-balance sheet commitments analyzed by remaining contractual maturity at the balance sheet date	46-47	81-82	—
	21	Sources of funding and funding strategy	43-44	78-79	—
Market risk	22	Relationship between the market risk measures for trading and non-trading portfolios and the balance sheet	37-38	71-72	—
	23	Decomposition of market risk factors	33-35	67-70	—
	24	Market risk validation and back-testing		69	—
	25	Primary risk management techniques beyond reported risk measures and parameters		67-69	—
Credit risk	26	Bank’s credit risk profile	26-33	56-67 154-156	31-44
		Quantitative summary of aggregate credit risk exposures that reconciles to the balance sheet	76-78	108-114	40
	27	Policies for identifying impaired loans		58,103 130-131	—
	28	Reconciliation of the opening and closing balances of impaired loans and impairment allowances during the year		—	33,37
	29	Quantification of gross notional exposure for OTC derivatives or exchange-traded derivatives		60	46
	30	Credit risk mitigation, including collateral held for all sources of credit risk		58	41
Other	31	Other risk types		84-91	—
	32	Publicly known risk events		87-89 192-193	—

56        Royal Bank of Canada        Second Quarter 2016

Interim Condensed Consolidated Financial Statements (unaudited)

Interim Condensed Consolidated Balance Sheets (unaudited)

	As at
(Millions of Canadian dollars)	April 30 2016	January 31 2016	October 31 2015	April 30 2015
Assets
Cash and due from banks	$14,845	$17,050	$12,452	$18,393
Interest-bearing deposits with banks	29,229	24,636	22,690	4,402
Securities (Note 4)
Trading	151,952	161,442	158,703	169,763
Available-for-sale	72,419	72,269	56,805	52,880
	224,371	233,711	215,508	222,643
Assets purchased under reverse repurchase agreements and securities borrowed	184,825	196,295	174,723	163,368
Loans (Note 5)
Retail	359,863	360,763	348,183	336,064
Wholesale	150,602	157,592	126,069	114,283
	510,465	518,355	474,252	450,347
Allowance for loan losses (Note 5)	(2,271)	(2,169)	(2,029)	(2,037)
	508,194	516,186	472,223	448,310
Segregated fund net assets	882	839	830	780
Other
Customers’ liability under acceptances	13,844	12,882	13,453	12,637
Derivatives	115,298	132,560	105,626	107,004
Premises and equipment, net	2,970	3,084	2,728	2,595
Goodwill	11,200	12,016	9,289	8,890
Other intangibles	4,526	4,872	2,814	2,779
Other assets	40,173	46,221	41,872	40,371
	188,011	211,635	175,782	174,276
Total assets	$1,150,357	$1,200,352	$1,074,208	$1,032,172
Liabilities and equity
Deposits (Note 7)
Personal	$243,882	$239,190	$220,566	$215,903
Business and government	479,821	510,231	455,578	415,311
Bank	17,751	20,147	21,083	20,337
	741,454	769,568	697,227	651,551
Segregated fund net liabilities	882	839	830	780
Other
Acceptances	13,844	12,882	13,453	12,637
Obligations related to securities sold short	47,121	51,931	47,658	54,314
Obligations related to assets sold under repurchase agreements and securities loaned	96,574	99,310	83,288	81,207
Derivatives	116,479	132,023	107,860	112,219
Insurance claims and policy benefit liabilities	8,644	8,319	9,110	9,373
Other liabilities	47,669	45,738	43,476	44,049
	330,331	350,203	304,845	313,799
Subordinated debentures (Note 9)	9,564	9,854	7,362	7,795
Total liabilities	1,082,231	1,130,464	1,010,264	973,925
Equity attributable to shareholders
Preferred shares (Note 9)	6,713	6,204	5,098	4,652
Common shares (shares issued — 1,486,894,941, 1,487,824,278, 1,443,954,789 and 1,441,744,354) (Note 9)	17,796	17,862	14,611	14,452
Retained earnings	39,590	38,856	37,811	34,142
Other components of equity	3,439	6,393	4,626	3,185
	67,538	69,315	62,146	56,431
Non-controlling interests	588	573	1,798	1,816
Total equity	68,126	69,888	63,944	58,247
Total liabilities and equity	$1,150,357	$1,200,352	$1,074,208	$1,032,172

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada        Second Quarter 2016        57

Interim Condensed Consolidated Statements of Income (unaudited)

	For the three months ended			For the six months ended
(Millions of Canadian dollars, except per share amounts)	April 30 2016	January 31 2016	April 30 2015	April 30 2016	April 30 2015
Interest income
Loans	$4,374	$4,434	$4,130	$8,808	$8,438
Securities	1,138	1,184	1,111	2,322	2,183
Assets purchased under reverse repurchase agreements and securities borrowed	445	405	298	850	599
Deposits and other	44	33	18	77	39
	6,001	6,056	5,557	12,057	11,259
Interest expense
Deposits and other	1,368	1,293	1,460	2,661	2,961
Other liabilities	547	530	477	1,077	984
Subordinated debentures	61	37	63	98	126
	1,976	1,860	2,000	3,836	4,071
Net interest income	4,025	4,196	3,557	8,221	7,188
Non-interest income
Insurance premiums, investment and fee income	1,351	1,159	806	2,510	2,698
Trading revenue	181	90	359	271	699
Investment management and custodial fees	1,031	1,054	943	2,085	1,870
Mutual fund revenue	695	719	716	1,414	1,411
Securities brokerage commissions	360	367	361	727	726
Service charges	435	431	391	866	783
Underwriting and other advisory fees	469	374	559	843	1,004
Foreign exchange revenue, other than trading	376	182	301	558	455
Card service revenue	226	216	192	442	396
Credit fees	307	263	311	570	556
Net gains on available-for-sale securities (Note 4)	15	52	42	67	69
Share of profit in joint ventures and associates	41	47	39	88	81
Other	14	209	253	223	538
	5,501	5,163	5,273	10,664	11,286
Total revenue	9,526	9,359	8,830	18,885	18,474
Provision for credit losses (Note 5)	460	410	282	870	552
Insurance policyholder benefits, claims and acquisition expense	988	829	493	1,817	2,015
Non-interest expense
Human resources (Note 8)	3,014	3,076	2,996	6,090	6,011
Equipment	358	356	311	714	608
Occupancy	382	393	356	775	691
Communications	224	203	224	427	422
Professional fees	247	240	204	487	402
Amortization of other intangibles	229	234	178	463	352
Other	433	458	467	891	870
	4,887	4,960	4,736	9,847	9,356
Income before income taxes	3,191	3,160	3,319	6,351	6,551
Income taxes	618	713	817	1,331	1,593
Net income	$2,573	$2,447	$2,502	$5,020	$4,958
Net income attributable to:
Shareholders	$2,560	$2,426	$2,473	$4,986	$4,907
Non-controlling interests	13	21	29	34	51
	$2,573	$2,447	$2,502	$5,020	$4,958
Basic earnings per share (in dollars) (Note 10)	$1.67	$1.59	$1.68	$3.26	$3.34
Diluted earnings per share (in dollars) (Note 10)	1.66	1.58	1.68	3.25	3.33
Dividends per common share (in dollars)	0.81	0.79	0.77	1.60	1.52

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

58        Royal Bank of Canada        Second Quarter 2016

Interim Condensed Consolidated Statements of Comprehensive Income (unaudited)

	For the three months ended			For the six months ended
(Millions of Canadian dollars)	April 30 2016	January 31 2016	April 30 2015	April 30 2016	April 30 2015
Net income	$2,573	$2,447	$2,502	$5,020	$4,958
Other comprehensive income (loss), net of taxes
Items that will be reclassified subsequently to income:
Net change in unrealized gains (losses) on available-for-sale securities
Net unrealized gains (losses) on available-for-sale securities	50	19	(122)	69	86
Reclassification of net losses (gains) on available-for-sale securities to income	(18)	(35)	(20)	(53)	(20)
	32	(16)	(142)	16	66
Foreign currency translation adjustments
Unrealized foreign currency translation gains (losses)	(5,152)	3,019	(2,116)	(2,133)	2,440
Net foreign currency translation gains (losses) from hedging activities	2,016	(1,172)	1,096	844	(1,509)
Reclassification of losses (gains) on foreign currency translation to income	–	–	(167)	–	(178)
Reclassification of losses (gains) on net investment hedging activities to income	–	–	59	–	69
	(3,136)	1,847	(1,128)	(1,289)	822
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	230	(89)	36	141	(346)
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	(88)	30	79	(58)	230
	142	(59)	115	83	(116)
Items that will not be reclassified subsequently to income:
Remeasurements of employee benefit plans (Note 8)	(216)	(454)	413	(670)	(77)
Net fair value change due to credit risk on financial liabilities designated as at fair value through profit or loss	(265)	120	(79)	(145)	(4)
	(481)	(334)	334	(815)	(81)
Total other comprehensive income (loss), net of taxes	(3,443)	1,438	(821)	(2,005)	691
Total comprehensive income (loss)	$(870)	$3,885	$1,681	$3,015	$5,649
Total comprehensive income (loss) attributable to:
Shareholders	$(875)	$3,859	$1,657	$2,984	$5,593
Non-controlling interests	5	26	24	31	56
	$(870)	$3,885	$1,681	$3,015	$5,649

The income tax effect on the Interim Condensed Consolidated Statements of Comprehensive Income is shown in the table below:

(Millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30 2016	January 31 2016	April 30 2015	April 30 2016	April 30 2015
Income taxes on other comprehensive income
Net unrealized gains (losses) on available-for-sale securities	$15	$30	$(35)	$45	$33
Reclassification of net losses (gains) on available-for-sale securities to income	(6)	(15)	(5)	(21)	(3)
Unrealized foreign currency translation gains (losses)	(6)	4	(3)	(2)	3
Net foreign currency translation gains (losses) from hedging activities	705	(417)	387	288	(535)
Reclassification of losses (gains) on net investment hedging activities to income	–	–	19	–	23
Net gains (losses) on derivatives designated as cash flow hedges	83	(32)	14	51	(123)
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	(32)	11	28	(21)	82
Remeasurements of employee benefit plans	(89)	(152)	147	(241)	(26)
Net fair value change due to credit risk on financial liabilities designated as at fair value through profit or loss	(99)	43	(29)	(56)	(1)
Total income tax expenses (recoveries)	$571	$(528)	$523	$43	$(547)

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada        Second Quarter 2016        59

Interim Condensed Consolidated Statements of Changes in Equity (unaudited)

						Other components of equity
(Millions of Canadian dollars)	Preferred shares	Common shares	Treasury shares - preferred	Treasury shares - common	Retained earnings	Available- for-sale securities	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at January 31, 2015	$4,350	$14,531	$1	$(57)	$32,505	$640	$3,831	$(136)	$4,335	$55,665	$1,756	$57,421
Changes in equity
Issues of share capital	300	25	–	–	(6)	–	–	–	–	319	–	319
Sales of treasury shares	–	–	56	1,887	–	–	–	–	–	1,943	–	1,943
Purchases of treasury shares	–	–	(55)	(1,934)	–	–	–	–	–	(1,989)	–	(1,989)
Share-based compensation awards	–	–	–	–	(2)	–	–	–	–	(2)	–	(2)
Dividends on common shares	–	–	–	–	(1,111)	–	–	–	–	(1,111)	–	(1,111)
Dividends on preferred shares and other	–	–	–	–	(47)	–	–	–	–	(47)	–	(47)
Other	–	–	–	–	(4)	–	–	–	–	(4)	36	32
Net income	–	–	–	–	2,473	–	–	–	–	2,473	29	2,502
Total other comprehensive income (loss), net of taxes	–	–	–	–	334	(142)	(1,123)	115	(1,150)	(816)	(5)	(821)
Balance at April 30, 2015	$4,650	$14,556	$2	$(104)	$34,142	$498	$2,708	$(21)	$3,185	$56,431	$1,816	$58,247
Balance at October 31, 2015	$5,100	$14,573	$(2)	$38	$37,811	$315	$4,427	$(116)	$4,626	$62,146	$1,798	$63,944
Changes in equity
Issues of share capital	1,105	3,201	–	–	(7)	–	–	–	–	4,299	–	4,299
Redemption of trust capital securities	–	–	–	–	–	–	–	–	–	–	(1,200)	(1,200)
Sales of treasury shares	–	–	40	989	–	–	–	–	–	1,029	–	1,029
Purchases of treasury shares	–	–	(39)	(939)	–	–	–	–	–	(978)	–	(978)
Share-based compensation awards	–	–	–	–	(6)	–	–	–	–	(6)	–	(6)
Dividends on common shares	–	–	–	–	(1,175)	–	–	–	–	(1,175)	–	(1,175)
Dividends on preferred shares and other	–	–	–	–	(60)	–	–	–	–	(60)	(46)	(106)
Other	–	–	–	–	201	–	–	–	–	201	(5)	196
Net income	–	–	–	–	2,426	–	–	–	–	2,426	21	2,447
Total other comprehensive income (loss), net of taxes	–	–	–	–	(334)	(16)	1,842	(59)	1,767	1,433	5	1,438
Balance at January 31, 2016	$6,205	$17,774	$(1)	$88	$38,856	$299	$6,269	$(175)	$6,393	$69,315	$573	$69,888
Changes in equity
Issues of share capital	750	109	–	–	(9)	–	–	–	–	850	–	850
Preferred shares purchased for cancellation	(242)	–	–	–	(22)	–	–	–	–	(264)	–	(264)
Sales of treasury shares	–	–	64	1,425	–	–	–	–	–	1,489	–	1,489
Purchases of treasury shares	–	–	(63)	(1,600)	–	–	–	–	–	(1,663)	–	(1,663)
Share-based compensation awards	–	–	–	–	(26)	–	–	–	–	(26)	–	(26)
Dividends on common shares	–	–	–	–	(1,206)	–	–	–	–	(1,206)	–	(1,206)
Dividends on preferred shares and other	–	–	–	–	(74)	–	–	–	–	(74)	–	(74)
Other	–	–	–	–	(8)	–	–	–	–	(8)	10	2
Net income	–	–	–	–	2,560	–	–	–	–	2,560	13	2,573
Total other comprehensive income (loss), net of taxes	–	–	–	–	(481)	32	(3,128)	142	(2,954)	(3,435)	(8)	(3,443)
Balance at April 30, 2016	$6,713	$17,883	$–	$(87)	$39,590	$331	$3,141	$(33)	$3,439	$67,538	$588	$68,126

60        Royal Bank of Canada        Second Quarter 2016

						Other components of equity
(Millions of Canadian dollars)	Preferred shares	Common shares	Treasury shares - preferred	Treasury shares - common	Retained earnings	Available- for-sale securities	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at October 31, 2014	$4,075	$14,511	$–	$71	$31,615	$432	$1,891	$95	$2,418	$52,690	$1,813	$54,503
Changes in equity
Issues of share capital	900	45	–	–	(13)	–	–	–	–	932	–	932
Preferred shares redeemed	(325)	–	–	–	–	–	–	–	–	(325)	–	(325)
Sales of treasury shares	–	–	71	3,668	–	–	–	–	–	3,739	–	3,739
Purchases of treasury shares	–	–	(69)	(3,843)	–	–	–	–	–	(3,912)	–	(3,912)
Share-based compensation awards	–	–	–	–	–	–	–	–	–	–	–	–
Dividends on common shares	–	–	–	–	(2,192)	–	–	–	–	(2,192)	–	(2,192)
Dividends on preferred shares and other	–	–	–	–	(87)	–	–	–	–	(87)	(46)	(133)
Other	–	–	–	–	(7)	–	–	–	–	(7)	(7)	(14)
Net income	–	–	–	–	4,907	–	–	–	–	4,907	51	4,958
Total other comprehensive income (loss), net of taxes	–	–	–	–	(81)	66	817	(116)	767	686	5	691
Balance at April 30, 2015	$4,650	$14,556	$2	$(104)	$34,142	$498	$2,708	$(21)	$3,185	$56,431	$1,816	$58,247
Balance at October 31, 2015	$5,100	$14,573	$(2)	$38	$37,811	$315	$4,427	$(116)	$4,626	$62,146	$1,798	$63,944
Changes in equity
Issues of share capital	1,855	3,310	–	–	(16)	–	–	–	–	5,149	–	5,149
Preferred shares purchased for cancellation	(242)	–	–	–	(22)	–	–	–	–	(264)	–	(264)
Redemption of trust capital securities	–	–	–	–	–	–	–	–	–	–	(1,200)	(1,200)
Sales of treasury shares	–	–	104	2,414	–	–	–	–	–	2,518	–	2,518
Purchases of treasury shares	–	–	(102)	(2,539)	–	–	–	–	–	(2,641)	–	(2,641)
Share-based compensation awards	–	–	–	–	(32)	–	–	–	–	(32)	–	(32)
Dividends on common shares	–	–	–	–	(2,381)	–	–	–	–	(2,381)	–	(2,381)
Dividends on preferred shares and other	–	–	–	–	(134)	–	–	–	–	(134)	(46)	(180)
Other	–	–	–	–	193	–	–	–	–	193	5	198
Net income	–	–	–	–	4,986	–	–	–	–	4,986	34	5,020
Total other comprehensive income (loss), net of taxes	–	–	–	–	(815)	16	(1,286)	83	(1,187)	(2,002)	(3)	(2,005)
Balance at April 30, 2016	$6,713	$17,883	$–	$(87)	$39,590	$331	$3,141	$(33)	$3,439	$67,538	$588	$68,126

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada        Second Quarter 2016        61

Interim Condensed Consolidated Statements of Cash Flows (unaudited)

	For the three months ended			For the six months ended
(Millions of Canadian dollars)	April 30 2016	January 31 2016	April 30 2015	April 30 2016	April 30 2015
Cash flows from operating activities
Net income	$2,573	$2,447	$2,502	$5,020	$4,958
Adjustments for non-cash items and others
Provision for credit losses	460	410	282	870	552
Depreciation	136	152	134	288	261
Deferred income taxes	(188)	91	98	(97)	103
Amortization and Impairment of other intangibles	232	234	184	466	359
Impairment of investments in joint ventures and associates	4	6	9	10	15
Losses (Gains) on sale of premises and equipment	2	1	(1)	3	(39)
Losses (Gains) on available-for-sale securities	(32)	(75)	(60)	(107)	(101)
Losses (Gains) on disposition of business	6	8	23	14	23
Impairment of available-for-sale securities	14	24	18	38	32
Share of loss (profit) in joint ventures and associates	(41)	(47)	(39)	(88)	(81)
Adjustments for net changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	325	195	(67)	520	809
Net change in accrued interest receivable and payable	148	(221)	262	(73)	(56)
Current income taxes	1,081	(204)	738	877	(405)
Derivative assets	17,262	(26,840)	43,560	(9,578)	(19,602)
Derivative liabilities	(15,544)	24,066	(40,650)	8,522	23,237
Trading securities	9,531	(3,364)	11,231	6,167	(18,514)
Loans, net of securitizations	7,835	(13,956)	(1,380)	(6,121)	(14,449)
Assets purchased under reverse repurchase agreements and securities borrowed	11,418	(21,310)	205	(9,892)	(27,788)
Deposits, net of securitizations	(27,303)	30,099	(1,610)	2,796	38,997
Obligations related to assets sold under repurchase agreements and securities loaned	(2,736)	16,022	(94)	13,286	16,876
Obligations related to securities sold short	(4,810)	4,273	(5,171)	(537)	3,969
Brokers and dealers receivable and payable	(411)	616	(538)	205	632
Other	9,859	(6,512)	(4,573)	3,347	(6,517)
Net cash from (used in) operating activities	9,821	6,115	5,063	15,936	3,271
Cash flows from investing activities
Change in interest-bearing deposits with banks	(5,320)	833	(581)	(4,487)	4,191
Proceeds from sale of available-for-sale securities	1,341	2,625	2,824	3,966	5,051
Proceeds from maturity of available-for-sale securities	7,157	6,658	8,365	13,815	16,671
Purchases of available-for-sale securities	(13,407)	(9,493)	(15,826)	(22,900)	(24,007)
Proceeds from maturity of held-to-maturity securities	98	978	–	1,076	–
Purchases of held-to-maturity securities	(619)	(548)	(122)	(1,167)	(1,729)
Net acquisitions of premises and equipment and other intangibles	(150)	(407)	(218)	(557)	(499)
Cash used in acquisitions	–	(2,964)	–	(2,964)	–
Net cash from (used in) investing activities	(10,900)	(2,318)	(5,558)	(13,218)	(322)
Cash flows from financing activities
Redemption of trust capital securities	–	(1,200)	–	(1,200)	–
Issue of subordinated debentures	–	3,606	–	3,606	–
Repayment of subordinated debentures	–	(1,500)	–	(1,500)	(200)
Issue of common shares	109	86	25	195	45
Issue of preferred shares	750	725	300	1,475	900
Redemption of preferred shares	–	–	–	–	(325)
Preferred shares purchased for cancellation	(264)	–	–	(264)	–
Sales of treasury shares	1,489	1,029	1,943	2,518	3,739
Purchases of treasury shares	(1,663)	(978)	(1,989)	(2,641)	(3,912)
Dividends paid	(1,235)	(1,195)	(1,121)	(2,430)	(2,246)
Issuance costs	(9)	(7)	(6)	(16)	(13)
Dividends/distributions paid to non-controlling interests	–	(46)	–	(46)	(46)
Change in short-term borrowings of subsidiaries	(11)	2	(111)	(9)	(87)
Net cash from (used in) financing activities	(834)	522	(959)	(312)	(2,145)
Effect of exchange rate changes on cash and due from banks	(292)	279	(180)	(13)	168
Net change in cash and due from banks	(2,205)	4,598	(1,634)	2,393	972
Cash and due from banks at beginning of period (1)	17,050	12,452	20,027	12,452	17,421
Cash and due from banks at end of period (1)	$14,845	$17,050	$18,393	$14,845	$18,393
Cash flows from operating activities include:
Amount of interest paid	$1,639	$1,818	$1,588	$3,457	$3,620
Amount of interest received	5,746	5,710	5,349	11,456	10,515
Amount of dividend received	382	424	483	805	888
Amount of income taxes paid	412	212	586	624	1,151

(1)	We are required to maintain balances with central banks and other regulatory authorities. The total balances were $2.0 billion as of April 30, 2016 (January 31, 2016 – $2.2 billion; October 31, 2015 – $2.6 billion; April 30, 2015 – $2.3 billion; January 31, 2015 – $2.8 billion; October 31, 2014 – $2.0 billion).

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

62        Royal Bank of Canada        Second Quarter 2016

Note 1 General information

Our unaudited Interim Condensed Consolidated Financial Statements (Condensed Financial Statements) are presented in compliance with International Accounting Standard (IAS) 34 Interim Financial Reporting. The Condensed Financial Statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with our audited 2015 Annual Consolidated Financial Statements and the accompanying notes included on pages 116 to 204 in our 2015 Annual Report. Tabular information is stated in millions of Canadian dollars, except per share amounts and percentages. On May 25, 2016, the Board of Directors authorized the Condensed Financial Statements for issue.

Note 2 Summary of significant accounting policies, estimates and judgments

Except as indicated below, the Condensed Financial Statements have been prepared using the same accounting policies and methods used in preparation of our audited 2015 Annual Consolidated Financial Statements.

Changes in accounting policies

During the first quarter, we adopted the following accounting policies as a result of the acquisition of City National Corporation (City National):

Acquired Loans

Acquired loans are initially measured at fair value, which reflects estimates of incurred and expected future credit losses at the acquisition date and interest rate premiums or discounts relative to prevailing market rates. No allowance for credit losses is recorded on acquisition. At the purchase date, acquired loans are classified as performing where we expect timely collection of all amounts due according to the original contractual terms and as acquired credit-impaired (ACI) where it is probable that we will be unable to collect all amounts due according to the original contractual terms.

Acquired performing loans are subsequently accounted for at amortized cost using the effective interest method. The expected future cash flows used in this calculation are based on the contractual terms of the asset and any acquisition-related premiums and discounts. Credit-related discounts relating to incurred losses for acquired loans are not accreted. Acquired loans are assessed for impairment at each balance sheet date in a manner consistent with assessments performed for our originated loan portfolio.

Acquired Credit-Impaired Loans

ACI loans, which include Federal Deposit Insurance Corporation (FDIC) covered loans, are identified as impaired on acquisition based on the specific risk characteristics of the loans, including indications that the borrower is experiencing significant financial difficulty, probability of bankruptcy or other financial reorganization, payment status or economic conditions that correlate with defaults.

ACI loans are measured at fair value on acquisition based on the present value of expected future cash flows. Estimates of expected future cash flows are reassessed at each balance sheet date for changes in expected default rates, loss severities, the amount and timing of prepayments, and other factors that are reflective of current market conditions. Probable decreases in expected future cash flows result in an impairment loss, which is measured as the difference between the carrying amount of the loan and the present value of the revised expected future cash flows, discounted at the loan’s effective interest rate. Impairment losses result in an increase to the Allowance for credit losses which is recorded through the Provision for credit losses in our Consolidated Statements of Income. Probable increases in expected future cash flows result in a reversal of previous impairment losses, with the present value of any remaining increase recognized as Interest income.

Federal Deposit Insurance Corporation Covered Loans

FDIC covered loans are loans subject to loss-share agreements with the FDIC. Under these agreements, the FDIC reimburses us for 80% of the net losses incurred on the underlying loan portfolio. Impairment losses are recognized on acquired FDIC covered loans consistent with other ACI loans, as described above. The amounts expected to be reimbursed by the FDIC are recognized separately as indemnification assets.

Indemnification assets are initially recorded at fair value and subsequently adjusted for any changes in estimates related to the overall collectability of the underlying loan portfolio. Additional impairment losses on the underlying loan portfolio generally result in an increase of the indemnification asset through the Provision for credit losses. Decreases in expected losses on the underlying loan portfolio generally result in a decrease of the indemnification asset through the Provision for credit losses to the extent that impairment losses were previously taken, or through net interest income. The indemnification asset is drawn down as payments are received from the FDIC pertaining to the loss-share agreements. Indemnification assets are recorded in Other – Other assets on the Consolidated Balance Sheets.

In accordance with each loss-share agreement, we may be required to make a payment to the FDIC if actual losses incurred are less than the intrinsic loss estimate as defined in the loss-share agreements (clawback liability). The clawback liability is determined as 20% of the excess between the intrinsic loss estimate and actual covered losses determined in accordance with each loss-share agreement, net of specified servicing costs. Subsequent changes to the estimated clawback liability are considered in determining the adjustment to the indemnification asset as described above. Clawback liabilities are recorded in Other – Other liabilities on the Consolidated Balance Sheets.

Royal Bank of Canada        Second Quarter 2016        63

Future changes in accounting policy and disclosure

The following are developments in new accounting standards that took place during the six months to date:

International Financial Reporting Standards (IFRS) 15 Revenue from Contracts with Customers (IFRS 15)

In April 2016, the International Accounting Standards Board (IASB) issued amendments to IFRS 15, which clarify the underlying principles of IFRS 15 and provide additional transitional relief on initial application. These amendments have the same effective date as the IFRS 15 standard and will be effective for us on November 1, 2018.

IFRS 16 Leases (IFRS 16)

In January 2016, the IASB issued IFRS 16 which sets out the principles for the recognition, measurement, presentation and disclosure of leases. The standard removed the current requirement for lessees to classify leases as finance leases or operating leases by introducing a single lessee accounting model that requires the recognition of lease assets and lease liabilities on the balance sheet for most leases. Lessees will also recognize depreciation expense on the lease asset and interest expense on the lease liability in the statement of income. There are no significant changes to lessor accounting aside from enhanced disclosure requirements. IFRS 16 will be effective for us on November 1, 2019.

IAS 7 Statement of Cash Flows (IAS 7)

In January 2016, the IASB issued amendments to IAS 7, which will require specific disclosures for movements in certain liabilities on the statement of cash flow. These amendments will be effective for us on November 1, 2017.

Note 3 Fair value of financial instruments

Carrying value and fair value of selected financial instruments

The following tables provide a comparison of the carrying and fair values for each classification of financial instruments. Refer to Note 2 and Note 3 of our audited 2015 Annual Consolidated Financial Statements for a description of the valuation techniques and inputs used in the fair value measurement of our financial instruments. There have been no significant changes to our determination of fair value during the quarter.

	As at April 30, 2016
	Carrying value and fair value			Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as at FVTPL	Financial instruments designated as at FVTPL	Available- for-sale instruments measured at fair value	Financial instruments measured at amortized cost	Financial instruments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$142,333	$9,619	$–	$–	$–	$151,952	$151,952
Available-for-sale (1)	–	–	59,228	13,191	13,420	72,419	72,648
	142,333	9,619	59,228	13,191	13,420	224,371	224,600
Assets purchased under reverse repurchase agreements and securities borrowed	–	127,205	–	57,620	57,622	184,825	184,827
Loans
Retail	203	–	–	358,431	358,158	358,634	358,361
Wholesale	1,096	786	–	147,678	145,702	149,560	147,584
	1,299	786	–	506,109	503,860	508,194	505,945
Other
Derivatives	115,298	–	–	–	–	115,298	115,298
Other assets (2)	2	890	–	40,994	40,983	41,886	41,875
Financial liabilities
Deposits
Personal	$86	$15,619		$228,177	$228,275	$243,882	$243,980
Business and government (3)	–	91,715		388,106	389,461	479,821	481,176
Bank (4)	–	3,420		14,331	14,337	17,751	17,757
	86	110,754		630,614	632,073	741,454	742,913
Other
Obligations related to securities sold short	47,121	–		–	–	47,121	47,121
Obligations related to assets sold under repurchase agreements and securities loaned	–	82,601		13,973	13,973	96,574	96,574
Derivatives	116,479	–		–	–	116,479	116,479
Other liabilities (5)	287	4		44,672	44,632	44,963	44,923
Subordinated debentures	–	120		9,444	9,235	9,564	9,355

64        Royal Bank of Canada        Second Quarter 2016

Note 3 Fair value of financial instruments (continued)

	As at January 31, 2016
	Carrying value and fair value			Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as at FVTPL	Financial instruments designated as at FVTPL	Available- for-sale instruments measured at fair value	Financial instruments measured at amortized cost	Financial instruments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$151,588	$9,854	$–	$–	$–	$161,442	$161,442
Available-for-sale (1)	–	–	59,032	13,237	13,495	72,269	72,527
	151,588	9,854	59,032	13,237	13,495	233,711	233,969
Assets purchased under reverse repurchase agreements and securities borrowed	–	132,395	–	63,900	63,901	196,295	196,296
Loans
Retail	202	–	–	359,297	359,755	359,499	359,957
Wholesale	1,198	1,744	–	153,745	151,462	156,687	154,404
	1,400	1,744	–	513,042	511,217	516,186	514,361
Other
Derivatives	132,560	–	–	–	–	132,560	132,560
Other assets (2)	3	931	–	46,808	46,801	47,742	47,735
Financial liabilities
Deposits
Personal	$56	$16,897		$222,237	$222,556	$239,190	$239,509
Business and government (3)	–	105,581		404,650	405,386	510,231	510,967
Bank (4)	–	2,590		17,557	17,562	20,147	20,152
	56	125,068		644,444	645,504	769,568	770,628
Other
Obligations related to securities sold short	51,931	–		–	–	51,931	51,931
Obligations related to assets sold under repurchase agreements and securities loaned	–	90,450		8,860	8,860	99,310	99,310
Derivatives	132,023	–		–	–	132,023	132,023
Other liabilities (5)	352	8		43,616	43,559	43,976	43,919
Subordinated debentures	–	119		9,735	9,482	9,854	9,601

	As at October 31, 2015
	Carrying value and fair value			Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as at FVTPL	Financial instruments designated as at FVTPL	Available- for-sale instruments measured at fair value	Financial instruments measured at amortized cost	Financial instruments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$148,939	$9,764	$–	$–	$–	$158,703	$158,703
Available-for-sale (1)	–	–	48,164	8,641	8,759	56,805	56,923
	148,939	9,764	48,164	8,641	8,759	215,508	215,626
Assets purchased under reverse repurchase agreements and securities borrowed	–	114,692	–	60,031	60,071	174,723	174,763
Loans
Retail	166	–	–	346,795	348,513	346,961	348,679
Wholesale	1,280	1,327	–	122,655	121,316	125,262	123,923
	1,446	1,327	–	469,450	469,829	472,223	472,602
Other
Derivatives	105,626	–	–	–	–	105,626	105,626
Other assets (2)	–	925	–	44,852	44,852	45,777	45,777
Financial liabilities
Deposits
Personal	$69	$16,828		$203,669	$204,019	$220,566	$220,916
Business and government (3)	–	93,319		362,259	363,305	455,578	456,624
Bank (4)	–	5,376		15,707	15,713	21,083	21,089
	69	115,523		581,635	583,037	697,227	698,629
Other
Obligations related to securities sold short	47,658	–		–	–	47,658	47,658
Obligations related to assets sold under repurchase agreements and securities loaned	–	73,362		9,926	9,928	83,288	83,290
Derivatives	107,860	–		–	–	107,860	107,860
Other liabilities (5)	192	13		43,251	43,196	43,456	43,401
Subordinated debentures	–	112		7,250	7,078	7,362	7,190

Royal Bank of Canada        Second Quarter 2016        65

	As at April 30, 2015
	Carrying value and fair value			Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as at FVTPL	Financial instruments designated as at FVTPL	Available- for-sale instruments measured at fair value	Financial instruments measured at amortized cost	Financial instruments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$159,077	$10,686	$–	$–	$–	$169,763	$169,763
Available-for-sale (1)	–	–	49,622	3,258	3,370	52,880	52,992
	159,077	10,686	49,622	3,258	3,370	222,643	222,755
Assets purchased under reverse repurchase agreements and securities borrowed	–	102,395	–	60,973	60,979	163,368	163,374
Loans
Retail	–	–	–	334,837	336,726	334,837	336,726
Wholesale	2,248	1,806	–	109,419	108,725	113,473	112,779
	2,248	1,806	–	444,256	445,451	448,310	449,505
Other
Derivatives	107,004	–	–	–	–	107,004	107,004
Other assets (2)	–	939	–	41,091	41,091	42,030	42,030
Financial liabilities
Deposits
Personal	$104	$17,563		$198,236	$198,699	$215,903	$216,366
Business and government (3)	–	74,021		341,290	343,158	415,311	417,179
Bank (4)	–	6,999		13,338	13,340	20,337	20,339
	104	98,583		552,864	555,197	651,551	653,884
Other
Obligations related to securities sold short	54,314	–		–	–	54,314	54,314
Obligations related to assets sold under repurchase agreements and securities loaned	–	71,218		9,989	9,989	81,207	81,207
Derivatives	112,219	–		–	–	112,219	112,219
Other liabilities (5)	131	21		42,865	42,834	43,017	42,986
Subordinated debentures	–	106		7,689	7,667	7,795	7,773

(1)	Available-for-sale (AFS) securities include held-to-maturity securities that are recorded at amortized cost.
(2)	Total carrying amount is comprised of Customers’ liability under acceptances and financial instruments included in Other assets of $13.8 billion and $28.1 billion (January 31, 2016 – $12.9 billion and $34.8 billion; October 31, 2015 – $13.5 billion and $32.3 billion; April 30, 2015 – $12.6 billion and $29.4 billion), respectively.
(3)	Business and government deposits include deposits from regulated deposit-taking institutions other than regulated banks.
(4)	Bank deposits refer to deposits from regulated banks.
(5)	Total carrying amount is comprised of Acceptances and financial instruments included in Other liabilities of $13.8 billion and $31.2 billion (January 31, 2016 – $12.9 billion and $31.1 billion; October 31, 2015 – $13.5 billion and $30 billion; April 30, 2015 – $12.6 billion and $30.4 billion), respectively.

66        Royal Bank of Canada        Second Quarter 2016

Note 3 Fair value of financial instruments (continued)

Fair value of assets and liabilities measured on a recurring basis and classified using the fair value hierarchy

The following tables present the financial instruments that are measured at fair value on a recurring basis and classified by the fair value hierarchy.

	As at
	April 30, 2016							January 31, 2016
	Fair value measurements using			Total gross fair value	Netting adjustments		Assets/ liabilities at fair value	Fair value measurements using			Total gross fair value	Netting adjustments		Assets/ liabilities at fair value
(Millions of Canadian dollars)	Level 1	Level 2	Level 3					Level 1	Level 2	Level 3
Financial assets
Interest bearing deposits with banks	$–	$17,187	$–	$17,187	$		$17,187	$–	$16,060	$–	$16,060	$		$16,060
Securities
Trading
Canadian government debt (1)
Federal	11,779	8,495	–	20,274			20,274	11,802	8,234	–	20,036			20,036
Provincial and municipal	–	12,588	–	12,588			12,588	–	13,323	5	13,328			13,328
U.S. state, municipal and agencies debt (1)	1,129	37,879	4	39,012			39,012	906	41,280	11	42,197			42,197
Other OECD government debt (2)	1,711	6,996	–	8,707			8,707	2,684	8,825	–	11,509			11,509
Mortgage-backed securities (1)	–	1,796	–	1,796			1,796	–	2,530	24	2,554			2,554
Asset-backed securities
CDO (3)	–	8	–	8			8	–	42	1	43			43
Non-CDO securities	–	847	9	856			856	–	1,476	20	1,496			1,496
Corporate debt and other debt	24	20,426	145	20,595			20,595	31	22,866	297	23,194			23,194
Equities	45,277	2,472	367	48,116			48,116	43,744	2,963	378	47,085			47,085
	59,920	91,507	525	151,952			151,952	59,167	101,539	736	161,442			161,442
Available-for-sale (4)
Canadian government debt (1)
Federal	23	1,723	–	1,746			1,746	349	2,361	–	2,710			2,710
Provincial and municipal	–	1,813	–	1,813			1,813	–	1,774	–	1,774			1,774
U.S. state, municipal and agencies debt (1)	46	20,135	713	20,894			20,894	–	19,705	831	20,536			20,536
Other OECD government debt	4,938	8,255	–	13,193			13,193	4,537	7,746	–	12,283			12,283
Mortgage-backed securities (1)	–	324	–	324			324	–	417	–	417			417
Asset-backed securities
CDO	–	1,080	–	1,080			1,080	–	1,658	–	1,658			1,658
Non-CDO securities	–	795	191	986			986	–	929	215	1,144			1,144
Corporate debt and other debt	–	15,758	1,664	17,422			17,422	–	14,644	1,942	16,586			16,586
Equities	403	317	893	1,613			1,613	390	351	997	1,738			1,738
Loan substitute securities	48	25	–	73			73	64	24	–	88			88
	5,458	50,225	3,461	59,144			59,144	5,340	49,609	3,985	58,934			58,934
Assets purchased under reverse repurchase agreements and securities borrowed	–	127,205	–	127,205			127,205	–	132,395	–	132,395			132,395
Loans	–	1,691	394	2,085			2,085	–	2,693	451	3,144			3,144
Other
Derivatives
Interest rate contracts	2	142,784	494	143,280			143,280	6	165,061	459	165,526			165,526
Foreign exchange contracts	–	54,388	49	54,437			54,437	–	61,984	84	62,068			62,068
Credit derivatives	–	79	2	81			81	–	99	4	103			103
Other contracts	2,843	3,490	444	6,777			6,777	4,006	4,453	407	8,866			8,866
Valuation adjustments	–	(1,286)	(32)	(1,318)			(1,318)	–	(1,535)	(36)	(1,571)			(1,571)
Total gross derivatives	2,845	199,455	957	203,257			203,257	4,012	230,062	918	234,992			234,992
Netting adjustments						(87,959)	(87,959)						(102,432)	(102,432)
Total derivatives							115,298							132,560
Other assets	749	141	2	892			892	762	170	2	934			934
	$68,972	$487,411	$5,339	$561,722		$(87,959)	$473,763	$69,281	$532,528	$6,092	$607,901		$(102,432)	$505,469
Financial Liabilities
Deposits
Personal	$–	$15,203	$502	$15,705	$		$15,705	$–	$16,552	$401	$16,953	$		$16,953
Business and government	–	91,713	2	91,715			91,715	–	105,581	–	105,581			105,581
Bank	–	3,420	–	3,420			3,420	–	2,590	–	2,590			2,590
Other
Obligations related to securities sold short	30,327	16,794	–	47,121			47,121	31,956	19,975	–	51,931			51,931
Obligations related to assets sold under repurchase agreements and securities loaned	–	82,601	–	82,601			82,601	–	90,450	–	90,450			90,450
Derivatives
Interest rate contracts	–	135,653	916	136,569			136,569	4	157,626	930	158,560			158,560
Foreign exchange contracts	–	57,812	43	57,855			57,855	–	65,105	29	65,134			65,134
Credit derivatives	–	127	2	129			129	–	106	6	112			112
Other contracts	3,383	5,392	727	9,502			9,502	3,756	6,654	741	11,151			11,151
Valuation adjustments	–	(170)	8	(162)			(162)	–	(375)	10	(365)			(365)
Total gross derivatives	3,383	198,814	1,696	203,893			203,893	3,760	229,116	1,716	234,592			234,592
Netting adjustments						(87,414)	(87,414)						(102,569)	(102,569)
Total derivatives							116,479							132,023
Other liabilities	142	5	144	291			291	189	9	162	360			360
Subordinated debentures	–	120	–	120			120	–	119	–	119			119
	$33,852	$408,670	$2,344	$444,866		$(87,414)	$357,452	$35,905	$464,392	$2,279	$502,576		$(102,569)	$400,007

Royal Bank of Canada        Second Quarter 2016        67

	As at
	October 31, 2015							April 30, 2015
	Fair value measurements using			Total gross fair value	Netting adjustments		Assets/ liabilities at fair value	Fair value measurements using			Total gross fair value	Netting adjustments		Assets/ liabilities at fair value
(Millions of Canadian dollars)	Level 1	Level 2	Level 3					Level 1	Level 2	Level 3
Financial assets
Interest bearing deposits with banks	$–	$15,717	$–	$15,717	$		$15,717	$–	$728	$–	$728	$		$728
Securities
Trading
Canadian government debt (1)
Federal	10,793	9,364	–	20,157			20,157	10,468	7,090	–	17,558			17,558
Provincial and municipal	–	13,888	5	13,893			13,893	–	12,797	–	12,797			12,797
U.S. state, municipal and agencies debt (1)	1,641	32,798	16	34,455			34,455	5,368	31,456	1	36,825			36,825
Other OECD government debt (2)	3,131	9,215	–	12,346			12,346	4,619	10,026	–	14,645			14,645
Mortgage-backed securities (1)	–	2,907	15	2,922			2,922	–	2,472	9	2,481			2,481
Asset-backed securities
CDO (3)	–	67	5	72			72	–	17	54	71			71
Non-CDO securities	–	1,636	23	1,659			1,659	–	2,359	41	2,400			2,400
Corporate debt and other debt	16	24,502	191	24,709			24,709	21	28,412	166	28,599			28,599
Equities	45,811	2,556	123	48,490			48,490	50,312	3,900	175	54,387			54,387
	61,392	96,933	378	158,703			158,703	70,788	98,529	446	169,763			169,763
Available-for-sale (4)
Canadian government debt (1)
Federal	346	2,198	–	2,544			2,544	319	11,421	–	11,740			11,740
Provincial and municipal	–	1,600	–	1,600			1,600	–	1,044	–	1,044			1,044
U.S. state, municipal and agencies debt (1)	–	12,051	797	12,848			12,848	–	7,506	682	8,188			8,188
Other OECD government debt	4,752	7,535	–	12,287			12,287	6,619	6,995	12	13,626			13,626
Mortgage-backed securities (1)	–	318	–	318			318	–	124	–	124			124
Asset-backed securities
CDO	–	1,510	–	1,510			1,510	–	925	30	955			955
Non-CDO securities	–	881	197	1,078			1,078	–	441	165	606			606
Corporate debt and other debt	–	12,372	1,757	14,129			14,129	–	9,824	1,734	11,558			11,558
Equities	431	323	987	1,741			1,741	146	502	1,010	1,658			1,658
Loan substitute securities	94	–	–	94			94	83	25	–	108			108
	5,623	38,788	3,738	48,149			48,149	7,167	38,807	3,633	49,607			49,607
Assets purchased under reverse repurchase agreements and securities borrowed	–	114,692	–	114,692			114,692	–	102,395	–	102,395			102,395
Loans	–	2,301	472	2,773			2,773	–	3,437	617	4,054			4,054
Other
Derivatives
Interest rate contracts	7	142,096	374	142,477			142,477	88	143,875	441	144,404			144,404
Foreign exchange contracts	–	41,021	91	41,112			41,112	–	45,569	54	45,623			45,623
Credit derivatives	–	90	4	94			94	–	127	8	135			135
Other contracts	4,424	5,637	712	10,773			10,773	2,678	4,661	423	7,762			7,762
Valuation adjustments	–	(1,265)	(38)	(1,303)			(1,303)	–	(910)	(36)	(946)			(946)
Total gross derivatives	4,431	187,579	1,143	193,153			193,153	2,766	193,322	890	196,978			196,978
Netting adjustments						(87,527)	(87,527)						(89,974)	(89,974)
Total derivatives							105,626							107,004
Other assets	723	202	–	925			925	730	209	–	939			939
	$72,169	$456,212	$5,731	$534,112		$(87,527)	$446,585	$81,451	$437,427	$5,586	$524,464		$(89,974)	$434,490
Financial Liabilities
Deposits
Personal	$–	$16,508	$389	$16,897	$		$16,897	$–	$17,032	$635	$17,667	$		$17,667
Business and government	–	93,311	8	93,319			93,319	–	73,938	83	74,021			74,021
Bank	–	5,376	–	5,376			5,376	–	6,999	–	6,999			6,999
Other
Obligations related to securities sold short	31,945	15,713	–	47,658			47,658	35,910	18,404	–	54,314			54,314
Obligations related to assets sold under repurchase agreements and securities loaned	–	73,362	–	73,362			73,362	–	71,218	–	71,218			71,218
Derivatives
Interest rate contracts	3	135,455	820	136,278			136,278	70	137,484	899	138,453			138,453
Foreign exchange contracts	–	46,675	33	46,708			46,708	–	52,075	30	52,105			52,105
Credit derivatives	–	166	5	171			171	–	256	9	265			265
Other contracts	3,835	8,075	1,025	12,935			12,935	2,561	7,667	914	11,142			11,142
Valuation adjustments	–	(281)	9	(272)			(272)	–	(42)	15	(27)			(27)
Total gross derivatives	3,838	190,090	1,892	195,820			195,820	2,631	197,440	1,867	201,938			201,938
Netting adjustments						(87,960)	(87,960)						(89,719)	(89,719)
Total derivatives							107,860							112,219
Other liabilities	145	13	47	205			205	89	21	42	152			152
Subordinated debentures	–	112	–	112			112	–	106	–	106			106
	$35,928	$394,485	$2,336	$432,749		$(87,960)	$344,789	$38,630	$385,158	$2,627	$426,415		$(89,719)	$336,696

(1)	As at April 30, 2016, residential and commercial MBS included in all fair value levels of trading securities were $14,335 million and $142 million (January 31, 2016 – $16,883 million and $217 million; October 31, 2015 – $10,315 million and $137 million; April 30, 2015 – $11,534 million and $130 million), respectively, and in all fair value levels of AFS securities were $9,293 million and $253 million (January 31, 2016 – $9,273 million and $315 million; October 31, 2015 – $3,394 million and $242 million; April 30, 2015 – $7,545 million and $32 million), respectively.
(2)	OECD stands for Organisation for Economic Co-operation and Development.
(3)	CDO stands for collateralized debt obligations.
(4)	Excludes $84 million of AFS securities (January 31, 2016 – $98 million; October 31, 2015 – $15 million; April 30, 2015 – $15 million) that are carried at cost.

68        Royal Bank of Canada        Second Quarter 2016

Note 3 Fair value of financial instruments (continued)

Quantitative information about fair value measurements using significant unobservable inputs (Level 3 Instruments)

During the six months ended April 30, 2016, there were no significant changes made to the valuation techniques, sensitivities to, and interrelationships between unobservable inputs used in the determination of fair value of Level 3 financial instruments. During the quarter and the six months ended April 30, 2016, changes in the ranges and weighted averages of unobservable inputs did not have a significant impact to the fair values of the Level 3 financial instruments. Refer to Note 3 of our audited 2015 Annual Consolidated Financial Statements for quantitative information about fair value measurements using significant unobservable inputs.

Changes in fair value measurement for instruments measured on a recurring basis and categorized in Level 3

The following tables present the changes in fair value measurements on a recurring basis for instruments included in Level 3 of the fair value hierarchy.

	For the three months ended April 30, 2016
(Millions of Canadian dollars)	Fair value at beginning of period	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value at end of period	Changes in unrealized gains (losses) included in earnings for assets and liabilities for positions still held
Assets
Securities
Trading
Canadian government debt Provincial and municipal	$5	$–	$–	$–	$–	$–	$(5)	$–	$–
U.S. state, municipal and agencies debt	11	–	(1)	8	(14)	–	–	4	–
Other OECD government debt	–	–	–	–	–	–	–	–	–
Mortgage-backed securities	24	(1)	(1)	–	(22)	–	–	–	–
Asset-backed securities
CDO	1	–	–	–	–	–	(1)	–	–
Non-CDO securities	20	(2)	(2)	–	(7)	–	–	9	(1)
Corporate debt and other debt	297	(1)	(3)	69	(172)	19	(64)	145	–
Equities	378	(35)	(38)	89	(33)	7	(1)	367	(35)
	736	(39)	(45)	166	(248)	26	(71)	525	(36)
Available-for-sale
U.S. state, municipal and agencies debt	831	–	(61)	–	(57)	–	–	713	n.a.
Other OECD government debt	–	–	–	–	–	–	–	–	n.a.
Asset-backed securities
CDO	–	–	–	–	–	–	–	–	n.a.
Non-CDO securities	215	–	(9)	–	(15)	–	–	191	n.a.
Corporate debt and other debt	1,942	–	(190)	622	(705)	8	(13)	1,664	n.a.
Equities	997	(2)	(79)	7	(30)	–	–	893	n.a.
	3,985	(2)	(339)	629	(807)	8	(13)	3,461	n.a.
Loans – Wholesale	451	9	(53)	–	(9)	–	(4)	394	12
Other
Net derivative balances (3)
Interest rate contracts	(471)	15	–	3	1	30	–	(422)	14
Foreign exchange contracts	55	(20)	(4)	(19)	(2)	–	(4)	6	(20)
Credit derivatives	(2)	2	–	–	–	–	–	–	(1)
Other contracts	(334)	(19)	36	3	59	(50)	22	(283)	70
Valuation adjustments	(46)	–	2	–	4	–	–	(40)	–
Other assets	2	–	–	–	–	–	–	2	–
	$4,376	$(54)	$(403)	$782	$(1,002)	$14	$(70)	$3,643	$39
Liabilities
Deposits
Personal	$(401)	$(31)	$16	$(57)	$11	$(183)	$143	$(502)	$(40)
Business and government	–	–	–	–	(2)	–	–	(2)	1
Other
Obligations related to securities sold short	–	–	–	–	–	–	–	–	–
Other liabilities	(162)	(11)	17	–	12	–	–	(144)	(7)
Subordinated debentures	–	–	–	–	–	–	–	–	–
	$(563)	$(42)	$33	$(57)	$21	$(183)	$143	$(648)	$(46)

Royal Bank of Canada        Second Quarter 2016        69

	For the three months ended January 31, 2016
(Millions of Canadian dollars)	Fair value at beginning of period	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value at end period	Changes in unrealized gains (losses) included in earnings for assets and liabilities for positions still held
Assets
Securities
Trading
Canadian government debt
Provincial and municipal	$5	$–	$–	$–	$–	$–	$–	$5	$–
U.S. state, municipal and agencies debt	16	–	1	–	(6)	–	–	11	–
Other OECD government debt	–	–	–	–	–	–	–	–	–
Mortgage-backed securities	15	–	1	8	–	–	–	24	–
Asset-backed securities
CDO	5	–	–	–	(5)	1	–	1	–
Non-CDO securities	23	(2)	2	18	(21)	–	–	20	(3)
Corporate debt and other debt	191	(1)	7	32	(63)	140	(9)	297	–
Equities	123	(5)	20	246	(9)	3	–	378	(5)
	378	(8)	31	304	(104)	144	(9)	736	(8)
Available-for-sale
U.S. state, municipal and agencies debt	797	–	39	93	(98)	–	–	831	n.a.
Other OECD government debt	–	–	–	–	–	–	–	–	n.a.
Asset-backed securities
CDO	–	–	–	–	–	–	–	–	n.a.
Non-CDO securities	197	–	6	7	5	–	–	215	n.a.
Corporate debt and other debt	1,757	–	114	772	(712)	13	(2)	1,942	n.a.
Equities	987	31	16	42	(79)	–	–	997	n.a.
	3,738	31	175	914	(884)	13	(2)	3,985	n.a.
Loans – Wholesale	472	8	31	–	(60)	–	–	451	8
Other
Net derivative balances (3)
Interest rate contracts	(446)	(28)	–	20	(15)	–	(2)	(471)	(29)
Foreign exchange contracts	58	1	–	–	–	1	(5)	55	1
Credit derivatives	(1)	(1)	–	–	–	–	–	(2)	–
Other contracts	(313)	(90)	(22)	(40)	122	(15)	24	(334)	(22)
Valuation adjustments	(47)	–	(1)	–	2	–	–	(46)	–
Other assets	–	–	–	2	–	–	–	2	–
	$3,839	$(87)	$214	$1,200	$(939)	$143	$6	$4,376	$(50)
Liabilities
Deposits
Personal	$(389)	$37	$(11)	$(82)	$11	$(108)	$141	$(401)	$32
Business and government	(8)	–	–	–	8	–	–	–	–
Other
Obligations related to securities sold short	–	–	–	–	–	–	–	–	–
Other liabilities	(47)	(24)	(10)	(92)	11	–	–	(162)	(23)
Subordinated debentures	–	–	–	–	–	–	–	–	–
	$(444)	$13	$(21)	$(174)	$30	$(108)	$141	$(563)	$9

70        Royal Bank of Canada        Second Quarter 2016

Note 3 Fair value of financial instruments (continued)

	For the three months ended April 30, 2015
(Millions of Canadian dollars)	Fair value at beginning of period	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value at end of period	Changes in unrealized gains (losses) included in earnings for assets and liabilities for positions still held
Assets
Securities
Trading
Canadian government debt Provincial and municipal	$–	$–	$–	$–	$–	$–	$–	$–	$–
U.S. state, municipal and agencies debt	1	–	–	–	–	–	–	1	–
Other OECD government debt	20	–	–	–	–	–	(20)	–	–
Mortgage-backed securities	21	(1)	(1)	1	(8)	4	(7)	9	–
Asset-backed securities
CDO	73	8	(2)	28	(66)	13	–	54	8
Non-CDO securities	55	–	(2)	56	(56)	–	(12)	41	(1)
Corporate debt and other debt	205	(1)	(1)	15	(61)	55	(46)	166	–
Equities	178	4	(9)	8	(30)	26	(2)	175	3
	553	10	(15)	108	(221)	98	(87)	446	10
Available-for-sale
U.S. state, municipal and agencies debt	1,500	8	(27)	–	(753)	–	(46)	682	n.a.
Other OECD government debt	13	–	–	2	(3)	–	–	12	n.a.
Asset-backed securities
CDO	–	–	–	30	–	–	–	30	n.a.
Non-CDO securities	199	(1)	4	–	(37)	–	–	165	n.a.
Corporate debt and other debt	1,733	–	(93)	640	(509)	–	(37)	1,734	n.a.
Equities	1,092	24	(53)	11	(64)	–	–	1,010	n.a.
	4,537	31	(169)	683	(1,366)	–	(83)	3,633	n.a.
Loans – Wholesale	836	(3)	(27)	137	(248)	–	(78)	617	(2)
Other
Net derivative balances (3)
Interest rate contracts	(494)	47	4	(2)	–	7	(20)	(458)	48
Foreign exchange contracts	31	(16)	(1)	18	(13)	3	2	24	(15)
Credit derivatives	(7)	(4)	–	–	9	(1)	2	(1)	(1)
Other contracts	(565)	(41)	32	(27)	81	(54)	83	(491)	33
Valuation adjustments	(69)	2	1	–	17	(2)	–	(51)	–
Other assets	–	–	–	–	–	–	–	–	–
	$4,822	$26	$(175)	$917	$(1,741)	$51	$(181)	$3,719	$73
Liabilities
Deposits
Personal	$(415)	$(19)	$11	$(264)	$20	$(104)	$136	$(635)	$(17)
Business and government	(88)	(2)	5	(32)	34	–	–	(83)	1
Other
Obligations related to securities sold short	(6)	–	–	(1)	7	–	–	–	–
Other liabilities	(68)	21	3	–	2	–	–	(42)	22
Subordinated debentures	–	–	–	–	–	–	–	–	–
	$(577)	$–	$19	$(297)	$63	$(104)	$136	$(760)	$6

Royal Bank of Canada        Second Quarter 2016        71

	For the six months ended April 30, 2016
(Millions of Canadian dollars)	Fair value at beginning of period	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value at end of period	Changes in unrealized gains (losses) included in earnings for assets and liabilities for positions still held
Assets
Securities
Trading
Canadian government debt Provincial and municipal	$5	$–	$–	$–	$–	$–	$(5)	$–	$–
U.S. state, municipal and agencies debt	16	–	–	8	(20)	–	–	4	–
Other OECD government debt	–	–	–	–	–	–	–	–	–
Mortgage-backed securities	15	(1)	–	8	(22)	–	–	–	–
Asset-backed securities
CDO	5	–	–	–	(5)	1	(1)	–	–
Non-CDO securities	23	(4)	–	18	(28)	–	–	9	–
Corporate debt and other debt	191	(2)	4	101	(235)	159	(73)	145	–
Equities	123	(40)	(18)	335	(42)	10	(1)	367	(42)
	378	(47)	(14)	470	(352)	170	(80)	525	(42)
Available-for-sale
U.S. state, municipal and agencies debt	797	–	(22)	93	(155)	–	–	713	n.a.
Other OECD government debt	–	–	–	–	–	–	–	–	n.a.
Asset-backed securities
CDO	–	–	–	–	–	–	–	–	n.a.
Non-CDO securities	197	–	(3)	7	(10)	–	–	191	n.a.
Corporate debt and other debt	1,757	–	(76)	1,394	(1,417)	21	(15)	1,664	n.a.
Equities	987	29	(63)	49	(109)	–	–	893	n.a.
	3,738	29	(164)	1,543	(1,691)	21	(15)	3,461	n.a.
Loans – Wholesale	472	17	(22)	–	(69)	–	(4)	394	22
Other
Net derivative balances (3)
Interest rate contracts	(446)	(13)	–	23	(14)	30	(2)	(422)	(15)
Foreign exchange contracts	58	(19)	(4)	(19)	(2)	1	(9)	6	(19)
Credit derivatives	(1)	1	–	–	–	–	–	–	(1)
Other contracts	(313)	(109)	14	(37)	181	(65)	46	(283)	45
Valuation adjustments	(47)	–	1	–	6	–	–	(40)	–
Other assets	–	–	–	2	–	–	–	2	–
	$3,839	$(141)	$(189)	$1,982	$(1,941)	$157	$(64)	$3,643	$(10)
Liabilities
Deposits
Personal	$(389)	$6	$5	$(139)	$22	$(291)	$284	$(502)	$(4)
Business and government	(8)	–	–	–	6	–	–	(2)	1
Other
Obligations related to securities sold short	–	–	–	–	–	–	–	–	–
Other liabilities	(47)	(35)	7	(92)	23	–	–	(144)	(30)
Subordinated debentures	–	–	–	–	–	–	–	–	–
	$(444)	$(29)	$12	$(231)	$51	$(291)	$284	$(648)	$(33)

72        Royal Bank of Canada        Second Quarter 2016

Note 3 Fair value of financial instruments (continued)

	For the six months ended April 30, 2015
(Millions of Canadian dollars)	Fair value at beginning of period	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value at end of period	Changes in unrealized gains (losses) included in earnings for assets and liabilities for positions still held
Assets
Securities
Trading
Canadian government debt Provincial and municipal	$–	$–	$–	$–	$–	$–	$–	$–	$–
U.S. state, municipal and agencies debt	6	–	1	–	(6)	–	–	1	–
Other OECD government debt	–	–	–	–	–	20	(20)	–	–
Mortgage-backed securities	4	(2)	(1)	23	(24)	16	(7)	9	–
Asset-backed securities
CDO	74	24	(14)	52	(81)	13	(14)	54	8
Non-CDO securities	364	(2)	44	100	(279)	5	(191)	41	(1)
Corporate debt and other debt	149	–	–	18	(69)	119	(51)	166	–
Equities	166	(6)	11	13	(48)	44	(5)	175	(6)
	763	14	41	206	(507)	217	(288)	446	1
Available-for-sale
U.S. state, municipal and agencies debt	1,389	8	117	–	(786)	–	(46)	682	n.a.
Other OECD government debt	11	–	–	2	(1)	–	–	12	n.a.
Asset-backed securities
CDO	24	–	1	30	–	–	(25)	30	n.a.
Non-CDO securities	182	(1)	10	–	(26)	–	–	165	n.a.
Corporate debt and other debt	1,573	–	108	1,162	(1,109)	37	(37)	1,734	n.a.
Equities	1,028	42	26	27	(106)	–	(7)	1,010	n.a.
	4,207	49	262	1,221	(2,028)	37	(115)	3,633	n.a.
Loans – Wholesale	461	(3)	31	459	(253)	–	(78)	617	(2)
Other
Net derivative balances (3)
Interest rate contracts	(370)	(51)	2	9	(9)	(15)	(24)	(458)	(22)
Foreign exchange contracts	9	22	3	27	(7)	3	(33)	24	16
Credit derivatives	(5)	(14)	(1)	–	18	(1)	2	(1)	(2)
Other contracts	(502)	(127)	(37)	(34)	154	(140)	195	(491)	29
Valuation adjustments	(85)	(1)	(1)	–	39	(3)	–	(51)	–
Other assets	–	–	–	–	–	–	–	–	–
	$4,478	$(111)	$300	$1,888	$(2,593)	$98	$(341)	$3,719	$20
Liabilities
Deposits
Personal	$(497)	$11	$(14)	$(375)	$33	$(166)	$373	$(635)	$(2)
Business and government	(70)	(4)	1	(78)	50	–	18	(83)	–
Other
Obligations related to securities sold short	(4)	–	–	(11)	15	–	–	–	–
Other liabilities	(20)	(22)	(2)	–	2	–	–	(42)	(19)
Subordinated debentures	–	–	–	–	–	–	–	–	–
	$(591)	$(15)	$(15)	$(464)	$100	$(166)	$391	$(760)	$(21)

(1)	These amounts include the foreign currency translation gains or losses arising on consolidation of foreign subsidiaries relating to the Level 3 instruments, where applicable. The unrealized gains or losses on AFS securities recognized in OCI were $nil for the three months ended April 30, 2016 (January 31, 2016 – losses of $41 million; April 30, 2015 – gains of $38 million) and losses of $41 million for the six months ended April 30, 2016 (April 30, 2015 – gains of $8 million), excluding the translation gains or losses arising on consolidation.
(2)	Other includes amortization of premiums or discounts recognized in net income.
(3)	Net derivatives as at April 30, 2016 included derivative assets of $957 million (January 31, 2016 – $918 million; October 31, 2015 – $1,143 million; April 30, 2015 – $890 million) and derivative liabilities of $1,696 million (January 31, 2016 – $1,716 million; October 31, 2015 – $1,892 million; April 30, 2015 – $1,867 million).
n.a.	not applicable

Transfers between fair value hierarchy levels for instruments carried at fair value on a recurring basis

Transfers between Level 1 and Level 2 are dependent on whether fair value is obtained on the basis of quoted market prices in active markets (Level 1) as opposed to fair value estimated using observable inputs in a discounted cash flow method (Level 2).

During the three months ended April 30, 2016, transfers out of Level 1 to Level 2 included Trading U.S. state, municipal and agencies debt and Obligations related to securities sold short of $138 million and $28 million (January 31, 2016 – $62 million and $164 million), respectively.

Royal Bank of Canada        Second Quarter 2016        73

During the three months ended April 30, 2016, transfers out of Level 2 to Level 1 included $75 million of Trading and AFS U.S. state, municipal and agencies debt. There were no transfers out of Level 2 to Level 1 during the three months ended January 31, 2016.

Transfers between Level 2 and Level 3 are primarily due to either a change in the market observability for an input, or a change in an unobservable input’s significance to a financial instrument’s fair value.

During the first and second quarter of 2016, transfers for equity-linked structured notes and the over-the-counter (OTC) equity options were due to changes in the significance of unobservable inputs to their fair value, and transfers relating to corporate bonds were due to changes in the market observability of pricing inputs.

During the three months ended April 30, 2016, significant transfers out of Level 3 to Level 2 included $143 million of equity-linked structured notes in Personal Deposits (January 31, 2016 – $141 million). In addition, during the three months ended January 31, 2016, significant transfers out of Level 3 to Level 2 included $51 million (net assets) of OTC equity options in Other contracts comprised of $383 million of derivative-related assets and $332 million of derivative-related liabilities.

During the three months ended April 30, 2016, significant transfers into Level 3 included $183 million of equity-linked structured notes in Personal Deposits and $48 million (net liabilities) of OTC equity options in Other contracts comprised of $99 million of derivative-related assets and $147 million of derivative-related liabilities (January 31, 2016 - $108 million and $47 million (net assets) comprised of $117 million of derivative-related assets and $70 million of derivative-related liabilities). In addition, during the three months ended January 31, 2016, significant transfers into Level 3 included $140 million of corporate bonds in Trading Corporate debt and other debt.

Total realized/unrealized gains (losses) of Level 3 instruments recognized in earnings

	For the three months ended
	April 30, 2016			January 31, 2016			April 30, 2015
(Millions of Canadian dollars)	Assets	Liabilities	Total	Assets	Liabilities	Total	Assets	Liabilities	Total
Non-interest income
Insurance premiums, investment and fee income	$1	$–	$1	$(1)	$–	$(1)	$(1)	$–	$(1)
Trading revenue	35	(92)	(57)	70	(175)	(105)	51	(47)	4
Net gain on available-for-sale securities	(2)	–	(2)	31	–	31	32	–	32
Credit fees and Other	(35)	(3)	(38)	(1)	2	1	(1)	(8)	(9)
	$(1)	$(95)	$(96)	$99	$(173)	$(74)	$81	$(55)	$26

	For the six months ended
	April 30, 2016			April 30, 2015
(Millions of Canadian dollars)	Assets	Liabilities	Total	Assets	Liabilities	Total
Non-interest income
Insurance premiums, investment and fee income	$–	$–	$–	$–	$–	$–
Trading revenue	105	(267)	(162)	356	(518)	(162)
Net gain on available-for-sale securities	29	–	29	50	–	50
Credit fees and Other	(36)	(1)	(37)	(2)	(12)	(14)
	$98	$(268)	$(170)	$404	$(530)	$(126)

Changes in unrealized gains (losses) recognized in earnings for assets and liabilities still held at period ends

	For the three months ended
	April 30, 2016			January 31, 2016			April 30, 2015
(Millions of Canadian dollars)	Assets	Liabilities	Total	Assets	Liabilities	Total	Assets	Liabilities	Total
Non-interest income
Insurance premiums, investment and fee income	$1	$–	$1	$2	$–	$2	$–	$–	$–
Trading revenue	(27)	56	29	64	(108)	(44)	(55)	135	80
Credit fees and Other	(36)	(1)	(37)	–	1	1	(1)	–	(1)
	$(62)	$55	$(7)	$66	$(107)	$(41)	$(56)	$135	$79

	For the six months ended
	April 30, 2016			April 30, 2015
(Millions of Canadian dollars)	Assets	Liabilities	Total	Assets	Liabilities	Total
Non-interest income
Insurance premiums, investment and fee income	$–	$–	$–	$–	$–	$–
Trading revenue	–	(4)	(4)	123	(122)	1
Credit fees and Other	(39)	–	(39)	(2)	–	(2)
	$(39)	$(4)	$(43)	$121	$(122)	$(1)

Positive and negative fair value movement of Level 3 financial instruments from using reasonably possible alternative assumptions

A financial instrument is classified as Level 3 in the fair value hierarchy if one or more of its unobservable inputs may significantly affect the measurement of its fair value. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence or management judgment. Due to the unobservable nature of the prices or rates, there may be uncertainty about valuation of these Level 3 financial instruments.

74        Royal Bank of Canada        Second Quarter 2016

Note 3 Fair value of financial instruments (continued)

The following table summarizes the impact to fair values of Level 3 financial instruments using reasonably possible alternative assumptions. This sensitivity disclosure is intended to illustrate the potential impact of the relative uncertainty in the fair value of Level 3 financial instruments. In reporting the sensitivities below, we offset balances in instances where: (i) the move in valuation factor caused an offsetting positive and negative fair value movement, (ii) both offsetting instruments are in Level 3, and (iii) when exposures are managed and reported on a net basis. With respect to overall sensitivity, it is unlikely in practice that all reasonably possible alternative assumptions would simultaneously be realized.

	As at
	April 30, 2016			January 31, 2016
(Millions of Canadian dollars)	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives
Securities
Trading
Canadian government debt
Provincial and municipal	$–	$–	$–	$5	$–	$–
U.S. state, municipal and agencies debt	4	–	–	11	–	–
Mortgage-backed securities	–	–	–	24	3	(3)
Asset-backed securities	9	1	(2)	21	2	(3)
Corporate debt and other debt	145	2	(2)	297	4	(4)
Equities	367	–	–	378	–	–
Available-for-sale
U.S. state, municipal and agencies debt	713	16	(27)	831	13	(36)
Other OECD government debt	–	–	–	–	–	–
Asset-backed securities	191	11	(15)	215	12	(17)
Corporate debt and other debt	1,664	10	(10)	1,942	12	(11)
Equities	893	74	(19)	997	75	(23)
Loans	394	5	(19)	451	8	(23)
Derivatives	957	21	(19)	918	14	(13)
Other assets	2	–	–	2	–	–
	$5,339	$140	$(113)	$6,092	$143	$(133)
Deposits	$(504)	$16	$(16)	$(401)	$14	$(14)
Derivatives	(1,696)	40	(56)	(1,716)	31	(49)
Other
Securities sold short, other liabilities and subordinated debentures	(144)	–	–	(162)	–	–
	$(2,344)	$56	$(72)	$(2,279)	$45	$(63)

	As at
	October 31, 2015			April 30, 2015
(Millions of Canadian dollars)	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives
Securities
Trading
Canadian government debt
Provincial and municipal	$5	$–	$–	$–	$–	$–
U.S. state, municipal and agencies debt	16	1	(1)	1	–	–
Mortgage-backed securities	15	1	(1)	9	1	(1)
Asset-backed securities	28	2	(3)	95	2	(3)
Corporate debt and other debt	191	2	(2)	166	6	(6)
Equities	123	–	–	175	–	–
Available-for-sale
U.S. state, municipal and agencies debt	797	12	(36)	682	12	(30)
Other OECD government debt	–	–	–	12	–	–
Asset-backed securities	197	11	(16)	195	11	(16)
Corporate debt and other debt	1,757	11	(11)	1,734	9	(8)
Equities	987	76	(33)	1,010	77	(24)
Loans	472	8	(23)	617	24	(34)
Derivatives	1,143	16	(10)	890	20	(18)
Other assets	–	–	–	–	–	–
	$5,731	$140	$(136)	$5,586	$162	$(140)
Deposits	$(397)	$13	$(13)	$(718)	$17	$(17)
Derivatives	(1,892)	33	(43)	(1,867)	27	(43)
Other
Securities sold short, other liabilities and subordinated debentures	(47)	–	–	(42)	–	–
	$(2,336)	$46	$(56)	$(2,627)	$44	$(60)

Royal Bank of Canada        Second Quarter 2016        75

Note 4 Securities

Unrealized gains and losses on available-for-sale securities (1), (2)

	As at
	April 30, 2016				January 31, 2016
(Millions of Canadian dollars)	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian government debt
Federal	$1,742	$5	$(1)	$1,746	$2,706	$6	$(2)	$2,710
Provincial and municipal	1,805	12	(4)	1,813	1,774	8	(8)	1,774
U.S. state, municipal and agencies debt (3)	20,891	77	(74)	20,894	20,563	90	(117)	20,536
Other OECD government debt	13,184	30	(21)	13,193	12,274	30	(21)	12,283
Mortgage-backed securities	324	3	(3)	324	414	5	(2)	417
Asset-backed securities
CDO	1,086	1	(7)	1,080	1,662	8	(12)	1,658
Non-CDO securities	1,057	2	(73)	986	1,216	9	(81)	1,144
Corporate debt and other debt	17,411	73	(62)	17,422	16,628	52	(94)	16,586
Equities	1,449	268	(20)	1,697	1,572	291	(27)	1,836
Loan substitute securities	70	3	–	73	89	–	(1)	88
	$59,019	$474	$(265)	$59,228	$58,898	$499	$(365)	$59,032

	As at
	October 31, 2015				April 30, 2015
(Millions of Canadian dollars)	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian government debt
Federal	$2,541	$7	$(4)	$2,544	$11,291	$449	$–	$11,740
Provincial and municipal	1,599	8	(7)	1,600	1,028	17	(1)	1,044
U.S. state, municipal and agencies debt (3)	12,940	14	(106)	12,848	8,271	10	(93)	8,188
Other OECD government debt	12,278	24	(15)	12,287	13,590	38	(2)	13,626
Mortgage-backed securities	315	4	(1)	318	120	4	–	124
Asset-backed securities
CDO	1,506	12	(8)	1,510	939	18	(2)	955
Non-CDO securities	1,137	7	(66)	1,078	677	7	(78)	606
Corporate debt and other debt	14,171	39	(81)	14,129	11,504	69	(15)	11,558
Equities	1,457	314	(15)	1,756	1,345	334	(6)	1,673
Loan substitute securities	95	–	(1)	94	108	–	–	108
	$48,039	$429	$(304)	$48,164	$48,873	$946	$(197)	$49,622

(1)	Excludes $13,191 million of held-to-maturity securities as at April 30, 2016 (January 31, 2016 – $13,237 million; October 31, 2015 – $8,641 million; April 30, 2015 – $3,258 million) that are carried at amortized cost.
(2)	The majority of the mortgage-backed securities (MBS) are residential. Cost/Amortized cost, gross unrealized gains, gross unrealized losses and fair value related to commercial MBS are $255 million, $nil, $2 million and $253 million, respectively as at April 30, 2016 (January 31, 2016 – $317 million, $nil, $2 million, and $315 million; October 31, 2015 – $243 million, $nil, $1 million, and $242 million; April 30, 2015 – $32 million, $nil, $nil, and $32 million).
(3)	Includes securities issued by U.S. non-agencies backed by government insured assets, MBS and asset-backed securities issued by U.S. government agencies.

AFS securities are assessed for objective evidence of impairment at each reporting date and more frequently when conditions warrant. Depending on the nature of the securities under review, we apply specific methodologies to assess whether the cost/amortized cost of the security would be recovered. As at April 30, 2016, our gross unrealized losses on AFS securities were $265 million (January 31, 2016 – $365 million; October 31, 2015 – $304 million; April 30, 2015 – $197 million). We believe that there is no objective evidence of impairment on our AFS securities that are in an unrealized loss position as at April 30, 2016.

Net gain and loss on available-for-sale securities (1)

	For the three months ended			For the six months ended
(Millions of Canadian dollars)	April 30 2016	January 31 2016	April 30 2015	April 30 2016	April 30 2015
Realized gains	$30	$73	$60	$103	$104
Realized losses	(1)	(1)	–	(2)	(4)
Impairment losses	(14)	(20)	(18)	(34)	(31)
	$15	$52	$42	$67	$69

(1)	The following related to our insurance operations are excluded from Net gains on AFS securities and included in Insurance premiums, investment and fee income on the Interim Condensed Consolidated Statements of Income for the three months ended April 30, 2016: Realized gains of $3 million (January 31, 2016 – $3 million; April 30, 2015 – $nil) and $nil in impairment losses related to our insurance operations (January 31, 2016 – $4 million; April 30, 2015 – $nil); for the six months ended April 30, 2016: Realized gains of $6 million (April 30, 2015 – $1 million) and $4 million in impairment losses (April 30, 2015 – $1 million); there were no realized losses for the three and six months ended April 30, 2016 and April 30, 2015 related to our insurance operations.

During the three months ended April 30, 2016, $15 million of net gains were recognized in Non-interest income as compared to $52 million in the prior quarter. The current quarter reflects net realized gains of $29 million mainly comprised of distributions from, and gains on sales of, certain Equities. Also included in the net gains are $14 million of impairment losses primarily on certain Equities.

76        Royal Bank of Canada        Second Quarter 2016

Note 4 Securities (continued)

For the six months ended April 30, 2016, $67 million of net gains were recognized in Non-interest income as compared to $69 million in the prior year. The current period reflects net realized gains of $101 million mainly comprised of distributions from, and gains on sales of, certain Equities and U.S. state, municipal and agencies debt. Also included in the net gains are $34 million of impairment losses primarily on certain Equities and Loan substitute securities.

Held-to-maturity securities

Held-to-maturity securities measured at amortized cost are subject to periodic impairment review and are classified as impaired when, in management’s opinion, there is no longer reasonable assurance of the timely collection of the full amount of principal and interest. The impairment review of held-to-maturity securities is primarily based on the impairment model for loans. We believe that there is no objective evidence of impairment on our held-to-maturity securities as at April 30, 2016.

Note 5 Allowance for credit losses and impaired loans

Allowance for credit losses

	For the three months ended April 30, 2016
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$266	$9	$(11)	$3	$(6)	$(19)	$242
Personal	548	112	(144)	28	(3)	(7)	534
Credit cards	386	116	(146)	31	–	(1)	386
Small business	64	9	(8)	2	–	–	67
	1,264	246	(309)	64	(9)	(27)	1,229
Wholesale
Business	901	212	(36)	13	(11)	(43)	1,036
Bank (1)	2	–	–	–	–	–	2
	903	212	(36)	13	(11)	(43)	1,038
Acquired credit-impaired loans	2	2	–	–	–	–	4
Total allowance for loan losses	2,169	460	(345)	77	(20)	(70)	2,271
Allowance for off-balance sheet and other items (2)	91	–	–	–	–	–	91
Total allowance for credit losses	$2,260	$460	$(345)	$77	$(20)	$(70)	$2,362
Individually assessed	$340	$136	$(14)	$9	$(7)	$(34)	$430
Collectively assessed	1,920	324	(331)	68	(13)	(36)	1,932
Total allowance for credit losses	$2,260	$460	$(345)	$77	$(20)	$(70)	$2,362

	For the three months ended January 31, 2016
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$242	$28	$(10)	$–	$(6)	$12	$266
Personal	530	118	(130)	26	(3)	7	548
Credit cards	386	104	(132)	28	–	–	386
Small business	64	8	(10)	3	(1)	–	64
	1,222	258	(282)	57	(10)	19	1,264
Wholesale
Business	805	150	(65)	6	(10)	15	901
Bank (1)	2	–	–	–	–	–	2
	807	150	(65)	6	(10)	15	903
Acquired credit-impaired loans	–	2	–	–	–	–	2
Total allowance for loan losses	2,029	410	(347)	63	(20)	34	2,169
Allowance for off-balance sheet and other items (2)	91	–	–	–	–	–	91
Total allowance for credit losses	$2,120	$410	$(347)	$63	$(20)	$34	$2,260
Individually assessed	$252	$122	$(43)	$4	$(9)	$14	$340
Collectively assessed	1,868	288	(304)	59	(11)	20	1,920
Total allowance for credit losses	$2,120	$410	$(347)	$63	$(20)	$34	$2,260

Royal Bank of Canada        Second Quarter 2016        77

	For the three months ended April 30, 2015
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$248	$9	$(15)	$2	$(6)	$(5)	$233
Personal	553	103	(127)	25	(5)	(7)	542
Credit cards	386	95	(125)	30	–	–	386
Small business	65	9	(10)	2	–	–	66
	1,252	216	(277)	59	(11)	(12)	1,227
Wholesale
Business	803	66	(46)	11	(9)	(17)	808
Bank (1)	2	–	–	–	–	–	2
	805	66	(46)	11	(9)	(17)	810
Total allowance for loan losses	2,057	282	(323)	70	(20)	(29)	2,037
Allowance for off-balance sheet and other items (2)	91	–	–	–	–	–	91
Total allowance for credit losses	$2,148	$282	$(323)	$70	$(20)	$(29)	$2,128
Individually assessed	$241	$42	$(28)	$7	$(6)	$(11)	$245
Collectively assessed	1,907	240	(295)	63	(14)	(18)	1,883
Total allowance for credit losses	$2,148	$282	$(323)	$70	$(20)	$(29)	$2,128

Allowance for credit losses

	For the six months ended April 30, 2016
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$242	$37	$(21)	$3	$(12)	$(7)	$242
Personal	530	230	(274)	54	(6)	–	534
Credit cards	386	220	(278)	59	–	(1)	386
Small business	64	17	(18)	5	(1)	–	67
	1,222	504	(591)	121	(19)	(8)	1,229
Wholesale
Business	805	362	(101)	19	(21)	(28)	1,036
Bank (1)	2	–	–	–	–	–	2
	807	362	(101)	19	(21)	(28)	1,038
Acquired credit-impaired loans	–	4	–	–	–	–	4
Total allowance for loan losses	2,029	870	(692)	140	(40)	(36)	2,271
Allowance for off-balance sheet and other items (2)	91	–	–	–	–	–	91
Total allowance for credit losses	$2,120	$870	$(692)	$140	$(40)	$(36)	$2,362
Individually assessed	$252	$258	$(57)	$13	$(16)	$(20)	$430
Collectively assessed	1,868	612	(635)	127	(24)	(16)	1,932
Total allowance for credit losses	$2,120	$870	$(692)	$140	$(40)	$(36)	$2,362

	For the six months ended April 30, 2015
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$240	$22	$(35)	$3	$(12)	$15	$233
Personal	535	196	(241)	50	(7)	9	542
Credit cards	385	189	(247)	58	–	1	386
Small business	64	18	(21)	5	–	–	66
	1,224	425	(544)	116	(19)	25	1,227
Wholesale
Business	768	128	(94)	18	(18)	6	808
Bank (1)	2	(1)	–	1	–	–	2
	770	127	(94)	19	(18)	6	810
Total allowance for loan losses	1,994	552	(638)	135	(37)	31	2,037
Allowance for off-balance sheet and other items (2)	91	–	–	–	–	–	91
Total allowance for credit losses	$2,085	$552	$(638)	$135	$(37)	$31	$2,128
Individually assessed	$214	$77	$(55)	$11	$(12)	$10	$245
Collectively assessed	1,871	475	(583)	124	(25)	21	1,883
Total allowance for credit losses	$2,085	$552	$(638)	$135	$(37)	$31	$2,128

(1)	Bank refers primarily to regulated deposit-taking institutions and securities firms.
(2)	The allowance for off-balance sheet and other items is reported separately in Other liabilities.

78        Royal Bank of Canada        Second Quarter 2016

Note 5 Allowance for credit losses and impaired loans (continued)

Loans past due but not impaired

	As at
	April 30, 2016				January 31, 2016
(Millions of Canadian dollars)	1 to 29 days	30 to 89 days	90 days and greater	Total	1 to 29 days	30 to 89 days	90 days and greater	Total
Retail	$3,102	$1,382	$353	$4,837	$3,525	$1,441	$346	$5,312
Wholesale	1,117	219	2	1,338	1,215	389	2	1,606
	$4,219	$1,601	$355	$6,175	$4,740	$1,830	$348	$6,918

	As at
	October 31, 2015				April 30, 2015
(Millions of Canadian dollars)	1 to 29 days	30 to 89 days	90 days and greater	Total	1 to 29 days	30 to 89 days	90 days and greater	Total
Retail	$3,054	$1,298	$314	$4,666	$2,937	$1,320	$309	$4,566
Wholesale	417	184	–	601	413	214	–	627
	$3,471	$1,482	$314	$5,267	$3,350	$1,534	$309	$5,193

Gross carrying value of loans individually determined to be impaired (1)

	As at
(Millions of Canadian dollars)	April 30 2016	January 31 2016	October 31 2015	April 30 2015
Retail (2)	$–	$–	$–	$–
Wholesale (2)
Business	1,861	1,184	991	766
Bank (3)	2	2	2	2
Acquired credit-impaired loans (4)	531	636	–	–
Total	$2,394	$1,822	$993	$768

(1)	Average balance of gross individually assessed impaired loans for the three months ended April 30, 2016 was $2.1 billion (January 31, 2016 – $1.4 billion; October 31, 2015 – $1.0 billion; April 30, 2015 – $757 million).
(2)	Excludes ACI loans.
(3)	Bank refers primarily to regulated deposit-taking institutions and securities firms.
(4)	ACI loans were recognized as part of the acquisition of City National.

Acquired Credit-Impaired Loans

ACI loans resulting from the acquisition of City National include Retail, Wholesale and FDIC covered loans with outstanding unpaid principal balances of $27 million, $73 million, and $642 million and fair values of $22 million, $62 million, and $596 million, respectively, as at November 2, 2015 (the acquisition date).

The following table provides further details of our ACI loans:

	As at
(Millions of Canadian dollars)	April 30 2016	January 31 2016
City National
Unpaid principal balance (1)	$570	$690
Credit related fair value adjustments	(58)	(74)
Interest rate and other related premium/(discount)	19	20
Carrying value	531	636
Individually assessed allowance	(3)	(2)
Carrying value net of related allowance (2)	$528	$634

(1)	Represents contractual amount owed net of write-offs since the acquisition of the loan.
(2)	Carrying value does not include the effect of the FDIC loss sharing agreement.

FDIC Covered Loans

As at April 30, 2016, the balance of FDIC covered loans was $480 million and was recorded in Loans on the Consolidated Balance Sheets (January 31, 2016 – $576 million). As at April 30, 2016, the balances for indemnification assets and clawback liabilities were $19 million and $23 million (January 31, 2016 – $25 million and $26 million), respectively.

Royal Bank of Canada        Second Quarter 2016        79

Note 6 Significant acquisition and dispositions

Acquisition

Wealth Management

On November 2, 2015, we completed the acquisition of City National. City National’s business will give us an expansion platform for long-term growth in the U.S. By acquiring 100% of the voting equity interests, the acquisition provides us with the opportunity to enhance and complement our existing U.S. businesses in line with our strategic goals.

Total consideration of $7.1 billion (US$5.5 billion) at the date of close included US$2.6 billion in cash, 41.6 million RBC common shares issued at a price of US$57.16 per share, US$275 million of first preferred shares, (Series C-1 and Series C-2) with a fair value of US$290 million, as well as share based compensation amounts of US$156 million, including the conversion of 3.8 million stock options with a fair value of US$112 million, based on the Black-Scholes model.

Our purchase price allocation assigns $47.8 billion to assets and $44.9 billion to liabilities on the acquisition date. Goodwill of $2.3 billion reflects the expected synergies from the combined U.S. Wealth Management operations, expected growth of the platform, and the ability to cross sell products between segments. Goodwill is not expected to be deductible for tax purposes. The following table presents the estimated fair value of the assets acquired and liabilities assumed as at the acquisition date.

(Millions of Canadian dollars, except percentage)
Percentage of shares acquired	100%
Purchase consideration	$7,138
Fair value of identifiable assets acquired
Cash and due from banks	$499
Interest-bearing deposits with Banks	2,779
Securities
Trading	321
Available-for-sale	7,414
Held-to-maturity	4,723
Loans (1)
Retail	9,595
Wholesale	20,553
Other assets	1,957
Total fair value of identifiable assets acquired	$47,841
Fair value of identifiable liabilities assumed
Deposits
Personal	$10,481
Business and government	31,592
Bank	169
Other liabilities	2,687
Total fair value of identifiable liabilities assumed	$44,929
Fair value of identifiable net assets acquired	$2,912
Intangible assets (2)	1,880
Goodwill	2,346
Total purchase consideration	$7,138

(1)	The fair value for loans reflects estimates of incurred and expected future credit losses at the acquisition date and interest rate premiums or discounts relative to prevailing market rates. Gross contractual receivables amount to $30.1 billion.
(2)	Intangible assets primarily include core deposits and customer relationships which are amortized on a straight-line basis over an estimated useful life of 10 years.

The estimates for the fair values of the assets acquired and liabilities assumed may be retroactively adjusted to reflect new information obtained about facts and circumstances that existed as at the acquisition date during the measurement period.

Since the acquisition date, City National increased our consolidated revenue and net income by $937 million and $119 million, respectively. All results of operations are included in our Wealth Management segment and goodwill is allocated to our U.S. Wealth Management (including City National) cash-generating unit (previously called U.S. Wealth Management).

80        Royal Bank of Canada        Second Quarter 2016

Note 6 Significant acquisition and dispositions (continued)

Dispositions

Investor & Treasury Services

On March 11, 2016, we entered into a definitive agreement to sell RBC Investor Services España S.A.U. and its wholly-owned subsidiary to Banco Inversis, S.A. The transaction is expected to close before the end of the year and is subject to customary closing conditions, including the receipt of regulatory approvals. As a result of the disposition, the assets and liabilities included in the disposal group are classified as held for sale, measured at the lower of their carrying amount and fair value less costs to sell and presented in Other assets and Other liabilities.

The following major classes of assets and liabilities are included in the disposal group as held for sale:

As at
(Millions of Canadian dollars)	April 30 2016
Assets
Cash and deposits with banks	$783
Other assets	195
Total assets of disposal group included in Other assets	$978
Liabilities
Deposits	$812
Other liabilities	110
Total liabilities of disposal group included in Other liabilities	$922

Insurance

On January 21, 2016, we announced that we have entered into a definitive agreement to sell our home and auto insurance manufacturing business, including claims, underwriting and product development capabilities, to Aviva Canada Inc. We have also entered into an exclusive 15-year distribution agreement to market and sell a full suite of property and casualty insurance products to our existing and new clients. The transaction is expected to close in the third quarter and is subject to customary closing conditions, including the receipt of required regulatory approvals. As a result of the disposition, the assets and liabilities included in the disposal group are classified as held for sale, measured at the lower of their carrying amount and fair value less costs to sell, and presented in Other assets and Other liabilities.

The following major classes of assets, liabilities and equity are included in the disposal group as held for sale:

As at
(Millions of Canadian dollars)	April 30 2016
Assets
Securities	$1,277
Other assets	400
Total assets of disposal group included in Other assets	$1,677
Liabilities
Insurance claims and policy benefit liabilities	$984
Other liabilities	428
Total liabilities of disposal group included in Other liabilities	$1,412
Total Other components of equity of the disposal group	$3

Wealth Management

On November 4, 2015, we entered into a definitive agreement to sell our trust, custody and fund administration business in the Caribbean to SMP Group Limited. The transaction is subject to customary closing conditions, including the receipt of required regulatory approvals. As a result of the disposition, the assets and liabilities included in the disposal group are classified as held for sale, measured at the lower of their carrying amount and fair value less costs to sell and presented in Other assets and Other liabilities.

The major classes of assets, liabilities and equity that are included in the disposal group are not significant.

Royal Bank of Canada        Second Quarter 2016        81

Note 7 Deposits

The following table details our deposit liabilities:

	As at
	April 30, 2016				January 31, 2016
(Millions of Canadian dollars)	Demand (1)	Notice (2)	Term (3)	Total	Demand (1)	Notice (2)	Term (3)	Total
Personal	$128,556	$39,663	$75,663	$243,882	$135,875	$28,414	$74,901	$239,190
Business and government	198,801	8,628	272,392	479,821	201,127	16,385	292,719	510,231
Bank	7,500	30	10,221	17,751	8,344	25	11,778	20,147
	$334,857	$48,321	$358,276	$741,454	$345,346	$44,824	$379,398	$769,568
Non-interest-bearing (4)
Canada	$73,570	$4,163	$–	$77,733	$71,789	$3,839	$–	$75,628
United States	29,230	61	–	29,291	28,521	43	–	28,564
Europe (5)	1,607	–	–	1,607	1,569	–	–	1,569
Other International	6,526	5	–	6,531	7,272	6	–	7,278
Interest-bearing (4)
Canada	187,450	14,344	278,675	480,469	194,530	14,250	280,016	488,796
United States	1,293	25,342	53,182	79,817	4,576	22,103	72,056	98,735
Europe (5)	31,858	709	15,865	48,432	33,475	655	17,512	51,642
Other International	3,323	3,697	10,554	17,574	3,614	3,928	9,814	17,356
	$334,857	$48,321	$358,276	$741,454	$345,346	$44,824	$379,398	$769,568

	As at
	October 31, 2015				April 30, 2015
(Millions of Canadian dollars)	Demand (1)	Notice (2)	Term (3)	Total	Demand (1)	Notice (2)	Term (3)	Total
Personal	$128,101	$19,758	$72,707	$220,566	$122,535	$18,825	$74,543	$215,903
Business and government	175,931	6,854	272,793	455,578	166,152	5,177	243,982	415,311
Bank	7,711	23	13,349	21,083	6,138	22	14,177	20,337
	$311,743	$26,635	$358,849	$697,227	$294,825	$24,024	$332,702	$651,551
Non-interest-bearing (4)
Canada	$70,286	$3,754	$–	$74,040	$64,869	$3,793	$–	$68,662
United States	1,158	31	–	1,189	776	49	–	825
Europe (5)	1,172	–	–	1,172	3,435	1	–	3,436
Other International	6,706	6	–	6,712	5,938	450	–	6,388
Interest-bearing (4)
Canada	192,736	13,529	269,395	475,660	183,414	12,204	255,033	450,651
United States	4,177	4,966	67,710	76,853	3,561	3,199	56,536	63,296
Europe (5)	31,554	606	12,270	44,430	29,581	507	12,485	42,573
Other International	3,954	3,743	9,474	17,171	3,251	3,821	8,648	15,720
	$311,743	$26,635	$358,849	$697,227	$294,825	$24,024	$332,702	$651,551

(1)	Deposits payable on demand include all deposits for which we do not have the right to require notice of withdrawal. These deposits include both savings and chequing accounts.
(2)	Deposits payable after notice include all deposits for which we can legally require notice of withdrawal. These deposits are primarily savings accounts.
(3)	Term deposits include deposits payable on a fixed date. These deposits include term deposits, guaranteed investment certificates and similar instruments. As at April 30, 2016, the balance of term deposits also includes senior deposit notes we have issued to provide long-term funding of $187 billion (January 31, 2016 – $187 billion; October 31, 2015 – $182 billion; April 30, 2015 – $159 billion).
(4)	The geographical splits of the deposits are based on the point of origin of the deposits and where the revenue is recognized. As at April 30, 2016, deposits denominated in U.S. dollars, British pounds, Euro and other foreign currencies were $259 billion, $15 billion, $38 billion and $30 billion, respectively (January 31, 2016 – $295 billion, $17 billion, $36 billion and $29 billion; October 31, 2015 – $235 billion, $13 billion, $32 billion and $28 billion; April 30, 2015 – $209 billion, $12 billion, $24 billion and $25 billion).
(5)	Europe includes the United Kingdom, Luxembourg and the Channel Islands.

The following table presents the contractual maturities of our term deposit liabilities:

	As at
(Millions of Canadian dollars)	April 30 2016	January 31 2016	October 31 2015	April 30 2015
Within 1 year:
less than 3 months	$ 79,097	$88,937	$78,735	$66,298
3 to 6 months	40,953	52,817	49,900	32,203
6 to 12 months	65,924	69,101	61,096	67,303
1 to 2 years	37,132	38,277	43,674	53,508
2 to 3 years	46,405	42,652	39,809	30,541
3 to 4 years	27,730	24,393	26,792	29,696
4 to 5 years	34,506	35,401	30,184	27,516
Over 5 years	26,529	27,820	28,659	25,637
	$ 358,276	$379,398	$358,849	$332,702
Aggregate amount of term deposits in denominations of one hundred thousand dollars or more	$ 324,000	$345,000	$331,000	$300,000

82        Royal Bank of Canada        Second Quarter 2016

Note 8 Employee benefits – Pension and other post-employment benefits

We offer a number of defined benefit and defined contribution plans which provide pension and post-employment benefits to eligible employees. The following tables present the composition of our pension and other post-employment benefit expense and the composition of our remeasurements recorded in other comprehensive income.

Pension and other post-employment benefit expense

	For the three months ended
	Pension plans			Other post-employment benefit plans
(Millions of Canadian dollars)	April 30 2016	January 31 2016	April 30 2015	April 30 2016	January 31 2016	April 30 2015
Current service costs	$78	$78	$86	$9	$9	$8
Net interest expense (income)	–	(1)	8	18	18	19
Remeasurements of other long term benefits	–	–	–	4	4	6
Administrative expense	3	3	3	–	–	–
Defined benefit pension expense	$81	$80	$97	$31	$31	$33
Defined contribution pension expense	35	52	37	–	–	–
	$116	$132	$134	$31	$31	$33

	For the six months ended
	Pension plans		Other post-employment benefit plans
(Millions of Canadian dollars)	April 30 2016	April 30 2015	April 30 2016	April 30 2015
Current service costs	$156	$173	$18	$17
Net interest expense (income)	(1)	16	36	37
Remeasurements of other long term benefits	–	–	8	7
Administrative expense	6	6	–	–
Defined benefit pension expense	$161	$195	$62	$61
Defined contribution pension expense	87	82	–	–
	$248	$277	$62	$61

Remeasurements of employee benefit plans (1)

	For the three months ended
	Defined benefit pension plans			Other post-employment benefit plans
(Millions of Canadian dollars)	April 30 2016	January 31 2016	April 30 2015	April 30 2016	January 31 2016	April 30 2015
Actuarial (gains) losses:
Changes in financial assumptions	$383	$358	$(571)	$24	$61	$(79)
Experience adjustments	–	–	–	(5)	(1)	(4)
Return on plan assets (excluding interest based on discount rate)	(96)	188	94	(1)	–	–
	$287	$546	$(477)	$18	$60	$(83)

	For the six months ended
	Defined benefit pension plans		Other post-employment benefit plans
(Millions of Canadian dollars)	April 30 2016	April 30 2015	April 30 2016	April 30 2015
Actuarial (gains) losses:
Changes in financial assumptions	$741	$626	$85	$75
Experience adjustments	–	2	(6)	(8)
Return on plan assets (excluding interest based on discount rate)	92	(592)	(1)	–
	$833	$36	$78	$67

(1)	Market based assumptions, including Changes in financial assumptions and Return on plan assets, are reviewed on a quarterly basis. All other assumptions are updated during our annual review of plan assumptions.

Royal Bank of Canada        Second Quarter 2016        83

Note 9 Significant capital and funding transactions

Subordinated debentures

On January 27, 2016, we issued US$1.5 billion ($2.1 billion) of subordinated debentures. The notes bear interest at a fixed rate of 4.65% per annum until their maturity on January 27, 2026. The notes include non-viability contingent capital (NVCC) provisions which are necessary for the notes to qualify as Tier 2 regulatory capital.

On January 20, 2016, we issued $1.5 billion of subordinated debentures. The notes bear interest at a fixed rate of 3.31% per annum until January 20, 2021, and at the 3-month banker’s acceptance rate plus 2.35% thereafter until their maturity on January 20, 2026. The notes include NVCC provisions which are necessary for the notes to qualify as Tier 2 regulatory capital.

On November 2, 2015, we redeemed all $1.5 billion outstanding 3.18% subordinated debentures due on November 2, 2020 for 100% of their principal amount plus accrued interest to the redemption date.

Preferred shares

On March 7, 2016, we issued 30 million Non-Cumulative 5-Year Rate Reset First Preferred Shares, Series BM (BM Shares), for total gross proceeds of $750 million. For the initial five year period to the earliest redemption date of August 24, 2021, the BM shares pay quarterly cash dividends, if declared, at a rate of 5.5% per annum. The dividend rate will reset on the earliest redemption date and every fifth year thereafter at a rate equal to the 5-year Government of Canada bond yield plus a premium of 4.8%. Holders have the option to convert their shares into Non-Cumulative Floating Rate First Preferred Shares, Series BN, subject to certain conditions, on the earliest redemption date and every fifth year thereafter at a rate equal to the 3-month Government of Canada Treasury Bill yield plus 4.8%. Subject to the consent of OSFI and the requirements of the Bank Act (Canada), we may redeem the BM shares in whole or in part at a price per share of $25 on the earliest redemption date and every fifth year thereafter. The BM Shares include NVCC provisions which are necessary for the shares to qualify as Tier 1 regulatory capital.

On February 24, 2016, we purchased for cash 3,717,969 depositary shares, each representing a one-fortieth interest in a share of our Non-Cumulative Perpetual First Preferred Shares, Series C-1 (C-1 Preferred Shares) and 3,184,562 depositary shares, each representing a one-fortieth interest in a share of our Fixed Rate/Floating Rate Non-Cumulative First Preferred Shares, Series C-2 (C-2 Preferred Shares), for aggregate total consideration, including accrued dividends, of US$193 million. The purchased depositary and underlying C-1 and C-2 Preferred Shares were subsequently cancelled. On November 2, 2015, 175 thousand C-1 Preferred Shares and 100 thousand C-2 Preferred Shares with a total fair value of US$290 million ($380 million) were issued in connection with the acquisition of City National, upon the cancellation of all outstanding City National preferred shares. C-1 Preferred Shares pay quarterly cash dividends, if declared, at a rate of 5.5% per annum. We may redeem the C-1 Preferred Shares in whole or in part at a price per share of US$1,000 on any dividend payment date on or after November 13, 2017. For the initial eight year period to the earliest redemption date of November 7, 2023, the C-2 Preferred Shares pay quarterly cash dividends, if declared, at a rate of 6.75% per annum. The dividend rate will reset on the earliest redemption date at a rate equal to the 3-month LIBOR plus 4.052%. We may redeem the C-2 Preferred Shares in whole or in part at a price per share of US$1,000 on any dividend payment date on or after the earliest redemption date. The C-1 and C-2 Preferred Shares do not qualify as Tier 1 regulatory capital.

On December 16, 2015, we issued 27 million Non-Cumulative 5-Year Rate Reset First Preferred Shares, Series BK (BK Shares) and, on December 31, 2015, we issued an additional 2 million BK Shares pursuant to the exercise in full by the underwriters of their option to purchase additional BK Shares, for total gross proceeds of $725 million. For the initial five year period to the earliest redemption date of May 24, 2021, the BK Shares pay quarterly cash dividends, if declared, at a rate of 5.5% per annum. The dividend rate will reset on the earliest redemption date and every fifth year thereafter at a rate equal to the 5-year Government of Canada bond yield plus a premium of 4.53%. Holders have the option to convert their shares into Non-Cumulative Floating Rate First Preferred Shares, Series BL, subject to certain conditions, on the earliest redemption date and every fifth year thereafter at a rate equal to the 3-month Government of Canada Treasury Bill yield plus 4.53%. Subject to the consent of OSFI and the requirements of the Bank Act (Canada), we may redeem the BK shares in whole or in part at a price per share of $25 on the earliest redemption date and every fifth year thereafter. The BK Shares include NVCC provisions which are necessary for the shares to qualify as Tier 1 regulatory capital.

Trust capital securities

On December 31, 2015, RBC Capital Trust, a closed-end unit trust established by RBC, redeemed all issued and outstanding $1.2 billion principal amount of Trust Capital Securities – Series 2015 for cash at a redemption price of $1,000 per unit.

84        Royal Bank of Canada        Second Quarter 2016

Note 9 Significant capital and funding transactions (continued)

Common shares issued (1)

	For the three months ended
	April 30, 2016		January 31, 2016		April 30, 2015
(Millions of Canadian dollars, except number of shares)	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount
Issued in connection with share-based compensation plans (2)	1,588	$109	1,589	$86	510	$25
Issued in connection with the acquisition of City National	–	–	41,619	3,115	–	–
	1,588	$109	43,208	$3,201	510	$25

	For the six months ended
	April 30, 2016		April 30, 2015
(Millions of Canadian dollars, except number of shares)	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount
Issued in connection with share-based compensation plans (2)	3,177	$195	869	$45
Issued in connection with the acquisition of City National	41,619	3,115	–	–
	44,796	$3,310	869	$45

(1)	The requirements of our dividend reinvestment plan (DRIP) are satisfied through either open market share purchases or shares issued from treasury. During the six months ended April 30, 2016, and April 30, 2015, our DRIP’s requirements were satisfied through open market share purchases.
(2)	Amounts include cash received for stock options exercised during the period and the fair value adjustment to stock options.

Note 10 Earnings per share

	For the three months ended			For the six months ended
(Millions of Canadian dollars, except share and per share amounts)	April 30 2016	January 31 2016	April 30 2015	April 30 2016	April 30 2015
Basic earnings per share
Net income	$2,573	$2,447	$2,502	$5,020	$4,958
Preferred share dividends	(74)	(60)	(47)	(134)	(87)
Net income attributable to non-controlling interest	(13)	(21)	(29)	(34)	(51)
Net income available to common shareholders	2,486	2,366	2,426	4,852	4,820
Weighted average number of common shares (in thousands)	1,487,346	1,486,560	1,442,078	1,486,871	1,442,339
Basic earnings per share (in dollars)	$1.67	$1.59	$1.68	$3.26	$3.34
Diluted earnings per share
Net income available to common shareholders	$2,486	$2,366	$2,426	$4,852	$4,820
Dilutive impact of exchangeable shares	3	4	3	7	7
Net income available to common shareholders including dilutive impact of exchangeable shares	2,489	2,370	2,429	4,859	4,827
Weighted average number of common shares (in thousands)	1,487,346	1,486,560	1,442,078	1,486,871	1,442,339
Stock options (1)	3,133	3,384	2,470	3,264	2,654
Issuable under other share-based compensation plans	732	718	–	725	–
Exchangeable shares (2)	4,398	4,373	4,103	4,385	4,044
Average number of diluted common shares (in thousands)	1,495,609	1,495,035	1,448,651	1,495,245	1,449,037
Diluted earnings per share (in dollars)	$1.66	$1.58	$1.68	$3.25	$3.33

(1)	The dilutive effect of stock options was calculated using the treasury stock method. When the exercise price of options outstanding is greater than the average market price of our common shares, the options are excluded from the calculation of diluted earnings per share. For the three months ended April 30, 2016, an average of 2,730,358 outstanding options with an average exercise price of $75.13 were excluded from the calculation of diluted earnings per share (January 31, 2016 – 2,096,192; April 30, 2015 – 800,522). For the six months ended April 30, 2016, an average of 2,409,791 outstanding options with an average exercise price of $75.23 were excluded from the calculation of diluted earnings per share (April 30, 2015 – 606,660).
(2)	Includes exchangeable preferred shares and trust capital securities.

Note 11 Litigation

We are a large global institution that is subject to many different complex legal and regulatory requirements that continue to evolve. As a result, we are and have been subject to a variety of legal proceedings, including civil claims and lawsuits, regulatory examinations, investigations, audits and requests for information by various governmental regulatory agencies and law enforcement authorities in various jurisdictions. Some of these matters may involve novel legal theories and interpretations and may be advanced under criminal as well as civil statutes, and some proceedings could result in the imposition of civil, regulatory enforcement or criminal penalties. We review the status of all proceedings on an ongoing basis and will exercise judgment in resolving them in such manner as we believe to be in our best interest. This is an area of significant judgment and uncertainty and the extent of our financial and other exposure to these proceedings could be material to our results of operations in any particular period.

Our significant legal proceedings include all of the matters disclosed in Note 27 to our audited 2015 Annual Consolidated Financial Statements as updated below:

LIBOR regulatory investigations and litigation

Various regulators and competition and enforcement authorities around the world, including in Canada, the United Kingdom, and the U.S., are conducting investigations related to certain past submissions made by panel banks in connection with the setting of the

Royal Bank of Canada        Second Quarter 2016        85

U.S. dollar London interbank offered rate (LIBOR). These investigations focus on allegations of collusion between the banks that were on the panel to make submissions for certain LIBOR rates. As Royal Bank of Canada is a member of certain LIBOR panels, including the U.S. dollar LIBOR panel, we have been the subject of regulatory requests for information and are cooperating with those investigations.

In addition, Royal Bank of Canada and other U.S. dollar panel banks have been named as defendants in private lawsuits filed in the U.S. with respect to the setting of LIBOR including a number of class action lawsuits which have been consolidated before the U.S. District Court for the Southern District of New York (the District Court). The complaints in those actions assert claims against us and other panel banks under various U.S. laws, including U.S. antitrust laws, the U.S. Commodity Exchange Act, and state law. The District Court has issued detailed rulings on various motions in the consolidated cases and based on the District Court’s decisions to date, certain of the claims against Royal Bank of Canada have been dismissed; however, these decisions are subject to appeal and the claims that have been dismissed may be refiled based upon the appeal decisions. On May 23, 2016, the Second Circuit issued an opinion vacating the District Court’s earlier dismissal of the antitrust claims, and remanded for further proceedings on the question of antitrust standing.

Based on the facts currently known, it is not possible at this time for us to predict the ultimate outcome of these investigations or proceedings or the timing of their resolution.

Royal Bank of Canada Trust Company (Bahamas) Limited Proceedings

On April 13, 2015, a French investigating judge notified Royal Bank of Canada Trust Limited (RBC Bahamas) of the issuance of an ordonnance de renvoi referring RBC Bahamas and other unrelated persons to the French tribunal correctionnel to face the charge of complicity in estate tax fraud relating to actions taken relating to a trust for which RBC Bahamas serves as trustee. RBC Bahamas believes that its actions did not violate French law and intends to contest the charge in the French court. The trial, which was suspended on January 6, 2016, is currently scheduled to resume on September 22, 2016.

Panama papers inquiries

Following media reports on the contents of files misappropriated from a Panamanian-based law firm, Mossack Fonseca & Co about special purpose entities associated with that firm, regulatory, tax and enforcement authorities are conducting inquiries. The inquiries focus on, among other issues, the potential use of such entities by third parties to avoid tax and disclosure obligations. Royal Bank of Canada has received, and is responding to, information and document requests by a number of such authorities.

Note 12 Results by business segment

	For the three months ended April 30, 2016
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management (1)	Insurance	Investor & Treasury Services	Capital Markets (2)	Corporate Support (2)	Total
Net interest income (3), (4)	$2,527	$466	$–	$190	$993	$(151)	$4,025
Non-interest income	1,107	1,714	1,351	350	997	(18)	5,501
Total revenue	3,634	2,180	1,351	540	1,990	(169)	9,526
Provision for credit losses	279	7	–	–	123	51	460
Insurance policyholder benefits, claims and acquisition expense	–	–	988	–	–	–	988
Non-interest expense	1,614	1,670	157	352	1,080	14	4,887
Net income (loss) before income taxes	1,741	503	206	188	787	(234)	3,191
Income taxes (recoveries)	444	117	29	49	204	(225)	618
Net income	$1,297	$386	$177	$139	$583	$(9)	$2,573
Non-interest expense includes:
Depreciation and amortization	$82	$101	$5	$13	$4	$160	$365
Restructuring provisions	–	–	–	–	–	–	–
Total assets	$401,491	$80,376	$14,773	$147,994	$479,780	$25,943	$1,150,357
Total liabilities	$401,495	$80,389	$14,803	$147,927	$480,014	$(42,397)	$1,082,231

	For the three months ended January 31, 2016
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management (1)	Insurance	Investor & Treasury Services	Capital Markets (2)	Corporate Support (2)	Total
Net interest income (3), (4)	$2,572	$469	$–	$226	$1,062	$(133)	$4,196
Non-interest income	1,111	1,618	1,159	324	918	33	5,163
Total revenue	3,683	2,087	1,159	550	1,980	(100)	9,359
Provision for credit losses	284	5	–	–	120	1	410
Insurance policyholder benefits, claims and acquisition expense	–	–	829	–	–	–	829
Non-interest expense	1,676	1,678	160	361	1,075	10	4,960
Net income (loss) before income taxes	1,723	404	170	189	785	(111)	3,160
Income taxes (recoveries)	433	101	39	46	215	(121)	713
Net income	$1,290	$303	$131	$143	$570	$10	$2,447
Non-interest expense includes:
Depreciation and amortization	$82	$106	$4	$13	$7	$174	$386
Restructuring provisions	–	8	–	–	–	–	8
Total assets	$401,718	$82,680	$14,423	$148,867	$526,650	$26,014	$1,200,352
Total liabilities	$401,769	$82,702	$14,448	$148,824	$526,523	$(43,802)	$1,130,464

86        Royal Bank of Canada        Second Quarter 2016

Note 12 Results by business segment (continued)

	For the three months ended April 30, 2015
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets (2)	Corporate Support (2)	Total
Net interest income (3), (4)	$2,399	$122	$–	$198	$940	$(102)	$3,557
Non-interest income	1,073	1,626	806	330	1,307	131	5,273
Total revenue	3,472	1,748	806	528	2,247	29	8,830
Provision for credit losses	235	32	–	–	15	–	282
Insurance policyholder benefits, claims and acquisition expense	–	–	493	–	–	–	493
Non-interest expense	1,618	1,340	156	312	1,280	30	4,736
Net income (loss) before income taxes	1,619	376	157	216	952	(1)	3,319
Income taxes (recoveries)	419	105	34	57	327	(125)	817
Net income	$1,200	$271	$123	$159	$625	$124	$2,502
Non-interest expense includes:
Depreciation and amortization	$87	$39	$4	$13	$7	$162	$312
Restructuring provisions	–	20	–	–	–	–	20
Total assets	$383,278	$28,835	$13,753	$119,198	$465,304	$21,804	$1,032,172
Total liabilities	$383,266	$28,825	$13,757	$119,126	$465,280	$(36,329)	$973,925

	For the six months ended April 30, 2016
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management (1)	Insurance	Investor & Treasury Services	Capital Markets (2)	Corporate Support (2)	Total
Net interest income (3), (4)	$5,099	$935	$–	$416	$2,055	$(284)	$8,221
Non-interest income	2,218	3,332	2,510	674	1,915	15	10,664
Total revenue	7,317	4,267	2,510	1,090	3,970	(269)	18,885
Provision for credit losses	563	12	–	–	243	52	870
Insurance policyholder benefits, claims and acquisition expense	–	–	1,817	–	–	–	1,817
Non-interest expense	3,290	3,348	317	713	2,155	24	9,847
Net income (loss) before income taxes	3,464	907	376	377	1,572	(345)	6,351
Income taxes (recoveries)	877	218	68	95	419	(346)	1,331
Net income	$2,587	$689	$308	$282	$1,153	$1	$5,020
Non-interest expense includes:
Depreciation and amortization	$164	$207	$9	$26	$11	$334	$751
Restructuring provisions	–	8	–	–	–	–	8
Total assets	$401,491	$80,376	$14,773	$147,994	$479,780	$25,943	$1,150,357
Total liabilities	$401,495	$80,389	$14,803	$147,927	$480,014	$(42,397)	$1,082,231

	For the six months ended April 30, 2015
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets (2)	Corporate Support (2)	Total
Net interest income (3), (4)	$4,892	$246	$–	$394	$1,856	$(200)	$7,188
Non-interest income	2,146	3,168	2,698	640	2,424	210	11,286
Total revenue	7,038	3,414	2,698	1,034	4,280	10	18,474
Provision for credit losses	487	45	–	(1)	20	1	552
Insurance policyholder benefits, claims and acquisition expense	–	–	2,015	–	–	–	2,015
Non-interest expense	3,246	2,673	302	628	2,437	70	9,356
Net income (loss) before income taxes	3,305	696	381	407	1,823	(61)	6,551
Income taxes (recoveries)	850	195	73	106	604	(235)	1,593
Net income	$2,455	$501	$308	$301	$1,219	$174	$4,958
Non-interest expense includes:
Depreciation and amortization	$173	$77	$8	$27	$15	$313	$613
Restructuring provisions	–	57	–	–	–	–	57
Total assets	$383,278	$28,835	$13,753	$119,198	$465,304	$21,804	$1,032,172
Total liabilities	$383,266	$28,825	$13,757	$119,126	$465,280	$(36,329)	$973,925

(1)	In the first quarter of 2016, we changed the organizational structure of our Wealth Management operations resulting in a new operating segment U.S. Wealth Management (including City National) representing our legacy U.S. Wealth Management operations and City National. This new operating segment is combined with our other Wealth Management operations as a single reportable segment because they have comparable products, regulatory frameworks, processes, customers and distribution channels, and show similar economic characteristics (such as pre-tax margin).
(2)	Taxable equivalent basis (Teb).
(3)	Inter-segment revenue and share of profits in joint ventures and associates are not material.
(4)	Interest revenue is reported net of interest expense as management relies primarily on net interest income as a performance measure.

Royal Bank of Canada        Second Quarter 2016        87

Note 13 Capital management

Regulatory capital and capital ratios

OSFI formally establishes risk-based capital and leverage targets for deposit-taking institutions in Canada. During the second quarter of 2016, we complied with all capital and leverage requirements imposed by OSFI.

	As at
(Millions of Canadian dollars, except percentages)	April 30 2016	January 31 2016	October 31 2015	April 30 2015
Capital (1)
Common Equity Tier 1 capital	$44,717	$45,672	$43,715	$39,608
Tier 1 capital	51,807	51,992	50,541	45,989
Total capital	61,312	61,752	58,004	53,932
Risk-weighted assets used in calculation of capital ratios (1), (2)
Common Equity Tier 1 capital ratio	434,797	459,929	411,756	396,874
Tier 1 capital ratio	436,063	461,286	412,941	398,014
Total capital ratio	437,148	462,449	413,957	398,992
Total capital risk-weighted assets (1)
Credit risk	352,819	372,125	323,870	306,831
Market risk	30,311	37,232	39,786	42,915
Operational risk	54,018	53,092	50,301	49,246
	$437,148	$462,449	$413,957	$398,992
Capital ratios and leverage ratios (1)
Common Equity Tier 1 capital ratio	10.3%	9.9%	10.6%	10.0%
Tier 1 capital ratio	11.9%	11.3%	12.2%	11.6%
Total capital ratio	14.0%	13.4%	14.0%	13.5%
Leverage ratio	4.2%	4.0%	4.3%	4.0%
Leverage ratio exposure (billions)	$1,228.3	$1,288.5	$1,170.2	$1,137.8

(1)	Capital, risk-weighted assets and capital ratios are calculated using OSFI Capital Adequacy Requirements. Leverage ratio is calculated using OSFI Leverage Requirements.
(2)	Effective the third quarter of 2014, the credit valuation adjustment to our risk-weighted asset calculation implemented in the first quarter of 2014 must reflect different percentages for each tier of capital. This change reflects a phase-in of credit valuation adjustments ending in the fourth quarter of 2018. During this phase-in period, risk-weighted assets for Common Equity Tier 1, Tier 1 and Total capital ratios will be subject to different annual credit valuation adjustment percentages.

Note 14 Subsequent events

Subsequent to April 30, 2016, Fort McMurray, Alberta was struck by severe wildfires which have caused significant damages to residences, communities and businesses of our clients. Based on a preliminary estimate of the damage, we do not expect the wildfires to have a material financial impact on us, including on our Allowance for loan losses and Insurance claims and policy benefit liabilities.

88        Royal Bank of Canada        Second Quarter 2016

Shareholder Information

Corporate headquarters

Street address:

Royal Bank of Canada

200 Bay Street

Toronto, Ontario M5J 2J5

Canada

Tel: 1-888-212-5533

Mailing address:

P.O. Box 1

Royal Bank Plaza

Toronto, Ontario M5J 2J5

Canada

website: rbc.com

Transfer Agent and Registrar

Main Agent:

Computershare Trust Company of Canada

1500 Robert Bourassa Blvd.

Suite 700

Montreal, Quebec H3A 3S8

Canada

Tel: 1-866-586-7635 (Canada and

the U.S.) or 514-982-7555

(International)

Fax: 514-982-7580

website: computershare.com/rbc

Co-Transfer Agent (U.S.):

Computershare Trust Company, N.A.

250 Royall Street

Canton, Massachusetts 02021

U.S.A.

Co-Transfer Agent (U.K.):

Computershare Investor Services PLC

Securities Services – Registrars

P.O. Box 82, The Pavilions,

Bridgwater Road,

Bristol BS99 6ZZ

U.K.

Stock exchange listings

(Symbol: RY)

Common shares are listed on:

Canada – Toronto Stock

Exchange (TSX)

U.S. – New York Stock Exchange

(NYSE)

Switzerland – Swiss Exchange

(SIX)

All preferred shares are listed on

the TSX with the exception of the series C-1 and C-2. The related depository shares of the series C-1 and C-2 preferred shares are listed on the NYSE.

Valuation day price

For capital gains purposes, the Valuation Day (December 22,

1971) cost base for our common

shares is $7.38 per share. This amount has been adjusted to

reflect the two-for-one share split

of March 1981 and the two-for-

one share split of February 1990. The one-for-one share dividends paid in October 2000 and April

2006 did not affect the Valuation

Day value for our common

shares.

Shareholder contacts

For dividend information, change

in share registration or address,

lost stock certificates, tax forms,

estate transfers or dividend

reinvestment, please contact:

Computershare Trust Company of

Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Canada

Tel: 1-866-586-7635 (Canada and

the U.S.) or 514-982-7555

Financial analysts, portfolio

managers, institutional

investors

For financial information inquiries, please contact:

Investor Relations

Royal Bank of Canada

200 Bay Street

North Tower

Toronto, Ontario M5J 2W7

Canada

Tel: 416-955-7802

or visit our website at

rbc.com/investorrelations

Direct deposit service

Shareholders in Canada and the U.S. may have their RBC common share dividends deposited directly to their bank account by electronic funds transfer. To arrange for this service, please contact our Transfer Agent and Registrar, Computershare Trust Company of Canada.

Eligible dividend designation

For purposes of the enhanced

dividend tax credit rules

contained in the Income Tax Act

(Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our common and preferred shares after December 31, 2005, are designated as “eligible dividends”.

Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

2016 Quarterly earnings release dates First quarter February 24 Second quarter May 26 Third quarter August 24 Fourth quarter November 30

(International) Fax: 1-888-453-0330 (Canada and	Dividend dates for 2016
Subject to approval by the Board of Directors

the U.S.) or 416-263-9394

(International)

email: service@computershare.com

For other shareholder inquiries,

please contact:

Shareholder Relations

Royal Bank of Canada

200 Bay Street

South Tower

Toronto, Ontario M5J 2J5

Canada

Tel: 416-955-7806

		Ex-dividend dates	Record dates	Payment dates
	Common and preferred shares series W, AA, AB, AC, AD, AE, AF, AG, AJ, AK, AL, AZ, BB, BD, BF, BH, BI, and BJ	January 22 April 21 July 22 October 24	January 26 April 25 July 26 October 26	February 24 May 24 August 24 November 24
	Preferred shares series BK	April 21 July 22 October 24	April 25 July 26 October 26	May 24 August 24 November 24
	Preferred shares series BM	July 22 October 24	July 26 October 26	August 24 November 24
	Preferred shares series C-1 (US$)	February 3 April 29 August 3 November 2	February 5 May 3 August 5 November 4	February 16 May 13 August 15 November 14
	Preferred shares series C-2 (US$)	January 27 April 27 July 27 October 26	January 29 April 29 July 29 October 28	February 8 May 9 August 8 November 7

Governance

A summary of the significant ways in which corporate governance practices followed by RBC differ from corporate governance practices required to be followed by U.S. domestic companies under the NYSE listing standards is available on our website at rbc.com/governance.

Information contained in or otherwise accessible through the websites mentioned in this report to shareholders does not form a part of this report. All references to websites are inactive textual references and are for your information only.

Trademarks used in this report include the LION & GLOBE Symbol, ROYAL BANK OF CANADA, RBC, RBC CAPITAL TRUST and RBC INSURANCE which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. All other trademarks mentioned in this report, which are not the property of Royal Bank of Canada, are owned by their respective holders.